UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C

UNDER THE SECURITIES ACT OF 1933

☒ Form C: Offering Statement
    ☐   Form C-U: Progress Update
    ☐   Form C/A: Amendment to Offering Statement
    ☐   Check box if Amendment is material and investors must reconfirm within five business days.
    ☐   Form C-AR: Annual Report
    ☐   Form C-AR/A: Amendment to Annual Report
    ☐   Form C-TR: Termination of Reporting

Name of Issuer
Geoship S.P.C.

Legal Status of Issuer

    Form:
    Corporation (social purpose corporation)

    Jurisdiction of Incorporation/Organization:
    Washington

    Date of Organization:
    January 24, 2014

Physical Address of Issuer
180 Spring Hill Dr., Grass Valley, CA, 95945

Website of Issuer
https://geoship.is/

Is there a Co-Issuer? __x___ yes _____no.

Name of Co-Issuer
Geoship 2026 CF SPV LLC

Legal Status of Co-Issuer

    Form:
    Limited Liability Company

    Jurisdiction of Incorporation/Organization:
    Washington

    Date of Organization:
    January 12, 2026

Physical Address of Co-Issuer:
100 N Howard St Ste R, Spokane, WA, 99201

Website of Co-Issuer
None

Name of Intermediary through which the Offering will be Conducted:
DealMaker Securities, LLC

CIK Number of Intermediary:
0001872856

SEC File Number of Intermediary:
008-70756

CRD Number, if applicable, of Intermediary:
315324

Amount of compensation to be paid to the Intermediary, whether as a dollar amount or a percentage of the Offering amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the Offering, including the amount of referral and any other fees associated with the Offering:
As compensation for the services provided by DealMaker Securities LLC, the Company is required to pay to DealMaker Securities LLC a cash fee consisting of eight and one-half percent (8.5%) commission based on the dollar amount of the Securities sold in the Offering and paid upon disbursement of funds from escrow at the time of a closing. The cash fee is inclusive of transaction and payment processing fees. There is also a $5,000 advance setup fee and $2,000 monthly fee payable to DealMaker Securities LLC and/or its affiliates.

Any other direct or indirect interest in the Issuer held by the Intermediary, or any arrangement for the Intermediary to acquire such an interest:
None

Type of Security Offered:
Membership units in the Co-Issuer (defined herein as the "Membership Units"), which will use investor proceeds to purchase a corresponding SAFE (Simple Agreement for Future Equity) from the Issuer. Investors will receive pro-rata membership interests ("Membership Units") in the Co-Issuer based on their investment amount, entitling them to indirect economic exposure to the SAFE held by the Co-Issuer through their ownership of Membership Units. The SAFE is a convertible instrument that may convert into preferred stock of the Issuer upon a qualifying event (e.g., a priced equity financing). See the full SAFE agreement and SPV operating agreement for details.

Target Number of Securities to be Offered:
10,000

Price (or Method for Determining Price):
$1.00 per Membership Unit

Target Offering Amount:
$10,350

Oversubscriptions Accepted:
☑ Yes
☐ No

Oversubscriptions will be Allocated:
☐ Pro-rata basis
☐ First-come, first-served basis
☑ Other: At the discretion of the Company

Maximum Offering Amount (if different from Target Offering Amount):
$3,726,000

Deadline to reach the Target Offering Amount:
April 30, 2026

NOTE: If the sum of the investment commitments does not equal or exceed the Target Offering Amount at the Offering deadline, no Securities will be sold in the Offering, investment commitments will be canceled and committed funds will be returned.

Current Number of Employees:
42

	Most recent fiscal year-end*	**Prior fiscal year-end***
Total Assets	$5,206,702.00	$1,640,617.00
Cash & Cash Equivalents	$3,576,407.00	$1,105,863.00
Accounts Receivable	$700.00	$0.00
Short-term Debt	$20,000.00	$275,000.00
Long-term Debt	$865,619.00	$841,236.00
Revenues/Sales	$0.00	$0.00
Cost of Goods Sold	$0.00	$0.00
Taxes Paid	$0.00	$0.00
Net Income	$-3,289,864.00	$-1,910,888.00

*Reflects the financial results for the Crowdfunding Issuer, Geoship S.P.C. Exhibit B, attached hereto and made a part hereof, also includes the inception financials for the Co-Issuer, which was formed on January 12, 2026.

The jurisdictions in which the Issuer intends to offer the Securities:
Alabama, Alaska, Arizona, Arkansas, California, Colorado, Connecticut, Delaware, District Of Columbia, Florida, Georgia, Guam, Hawaii, Idaho, Illinois, Indiana, Iowa, Kansas, Kentucky, Louisiana, Maine, Maryland, Massachusetts, Michigan, Minnesota, Mississippi, Missouri, Montana, Nebraska, Nevada, New Hampshire, New Jersey, New Mexico, New York, North Carolina, North Dakota, Ohio, Oklahoma, Oregon, Pennsylvania, Puerto Rico, Rhode Island, South Carolina, South Dakota, Tennessee, Texas, Utah, Vermont, Virgin Islands, U.S., Virginia, Washington, West Virginia, Wisconsin, Wyoming, American Samoa, and Northern Mariana Islands

EXHIBITS
EXHIBIT A: Offering Memorandum
EXHIBIT B: Issuer Financial Statements and SPV Financial Statements
EXHIBIT C: PDF of Campaign Landing Page
EXHIBIT D: Subscription Agreement with Co-Issuer and Investor
EXHIBIT E: Co-Issuer Operating Agreement
EXHIBIT F: Issuer Certificate of Incorporation
EXHIBIT G: Issuer Bylaws
EXHIBIT H: Video Transcript

EXHIBIT A
OFFERING MEMORANDUM PART II OF OFFERING STATEMENT
(EXHIBIT A TO FORM C)
January 27, 2026



Geoship S.P.C.
Geoship 2026 CF SPV LLC

SPV Interests Representing
Up to $3,726,000 ("Maximum Offering Amount") consisting of up to 3,600,000 Membership Units in the SPV at $1.00 per Membership Unit, plus an aggregate of $126,000 in Investor Transaction Fees, representing 3.5% of the aggregate Membership Unit purchase price.

Geoship S.P.C. (the "Company," "we," "us", "Issuer" or "our") is offering up to **$3,600,000** (the "Maximum Amount") worth of SAFEs of the Company (the "Securities" or singularly the "Security") to the Co-Issuer, with each investor purchasing Membership Units of the SPV at a price of **$1.00** per Membership Unit, which represent the investor's indirect economic interest in the SAFEs issued by the Company and held by the SPV (collectively, the "Offering"). Purchasers of Securities are sometimes referred to herein as "Purchasers" or "Investors".

The minimum Target Amount is **$10,000** (the "Target Amount") (collectively, the "Offering"). The Target Amount and Maximum Amount refer solely to the value of SAFEs issued by the Company and do not include Investor Transaction Fees, which are payable by investors in addition to the purchase price of $1.00 per Membership Unit. The investment will be made through Geoship 2026 CF SPV LLC, a special purpose investment vehicle exempt from registration under the Investment Company Act pursuant to Rule 270.3a-9 promulgated under the Securities Act of 1933 (the "Co-Issuer"). The Offering is being conducted on a best-efforts basis and the Company must reach its Target Amount by April 30, 2026 (the "Target Date").

Unless the Company raises at least the Target Offering Amount under this Offering by the Target Date, no Securities will be sold in this Offering, all investment commitments will be canceled, and all committed funds will be returned. For the avoidance of doubt, no initial subscriptions from new investors will be accepted after April 30, 2026. If the Company reaches its Target Offering Amount prior to the Target Date, the Company may conduct the first of multiple closings, provided that the Offering has been posted for 21 days and that investors who have committed funds will be provided notice five business days prior to the close.

Each investor must invest a minimum of $888, equating to the purchase of 888 Membership Units at $1.00 per Membership Unit. Investors will be required to pay an Investor Transaction Fee to the Company to help offset transaction costs equal to 3.5% per investment, which adds $31.08 in Investor Transaction Fees on a $888 minimum investment. This fee is charged in addition to the $1.00 per Membership Unit purchase price, does not reduce the number of Membership Units purchased and does not count toward the investment amount for purposes of Regulation Crowdfunding investment limits. The Broker will receive a cash commission on the total collected Investor Transaction Fee.

Investment commitments may be accepted or rejected by the Company, in its sole and absolute discretion. The Company has the right to cancel or rescind its offer to sell the Securities at any time and for any reason. The rights and obligations of any Purchasers are captured by processing a subscription, and Purchasers must complete the purchase process through our intermediary, DealMaker Securities LLC (the "Intermediary"). All committed funds will be held in escrow with Enterprise Bank & Trust, a Missouri chartered trust company with banking powers (the "Escrow Agent") until the Target Offering Amount has been met or exceeded and one or more closings occur. You may cancel an investment commitment until up to 48 hours prior to the Target Date, or such earlier time as the Company designates, pursuant to Regulation CF, using the cancellation mechanism provided by the Intermediary. The Intermediary has the ability to reject any investment commitment and may cancel or rescind the Company's offer to sell the Securities at any time for any reason.

A crowdfunding investment involves risk. You should not invest any funds in this Offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the Offering, including the merits and risks involved. These Securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission (the "SEC") does not pass upon the merits of any Securities offered or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or literature.

These Securities are offered under an exemption from registration; however, the SEC has not made an independent determination that these Securities are exempt from registration.

This disclosure document contains forward-looking statements and information relating to, among other things, the Company, its business plan and strategy, and its industry. These forward-looking statements are based on the beliefs of, assumptions made by, and information currently available to the Company's management. When used in this disclosure document and the Company Offering materials, the words "estimate", "project", "believe", "anticipate", "intend", "expect", and similar expressions are intended to identify forward-looking statements. These statements reflect management's current views with respect to future events and are subject to risks and uncertainties that could cause the Company's action results to differ materially from those contained in the forward-looking statements. Investors are cautioned not to place undue reliance on these forward-looking statements to reflect events or circumstances after such state or to reflect the occurrence of unanticipated events.

THESE SECURITIES INVOLVE A HIGH DEGREE OF RISK THAT MAY NOT BE APPROPRIATE FOR ALL INVESTORS. THERE ARE ALSO SIGNIFICANT UNCERTAINTIES ASSOCIATED WITH AN INVESTMENT IN THIS OFFERING AND THE SECURITIES. THE SECURITIES OFFERED HEREBY ARE NOT PUBLICLY TRADED. THERE IS NO PUBLIC MARKET FOR THE SECURITIES AND ONE MAY NEVER DEVELOP. AN INVESTMENT IN THIS OFFERING IS HIGHLY SPECULATIVE. THE SECURITIES SHOULD NOT BE PURCHASED BY ANYONE WHO CANNOT BEAR THE FINANCIAL RISK OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME AND WHO CANNOT AFFORD THE LOSS OF THEIR ENTIRE INVESTMENT. SEE THE SECTION OF THIS FORM C TITLED "*RISK FACTORS*".

THE SECURITIES OFFERED HEREBY WILL HAVE TRANSFER RESTRICTIONS. NO SECURITIES MAY BE PLEDGED, TRANSFERRED, RESOLD OR OTHERWISE DISPOSED OF BY ANY INVESTOR EXCEPT PURSUANT TO RULE 501 OF REGULATION CF. PROSPECTVE INVESTORS SHOULD BE AWARE THAT THEY WILL BE REQUIRED TO BEAR THE FINANCIAL RISKS OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME. THE SECURITIES MAY HAVE FURTHER TRANSFER RESTRICTIONS NOT PROVIDED FOR BY FEDERAL, STATE OR FOREIGN LAW.

NO ONE SHOULD CONSTRUE THE CONTENTS OF THIS FORM C AS LEGAL, ACCOUNTING OR TAX ADVICE OR AS INFORMATION NECESSARILY APPLICABLE TO YOUR PARTICULAR FINANCIAL SITUATION. EACH INVESTOR SHOULD CONSULT THEIR OWN FINANCIAL ADVISER, COUNSEL AND ACCOUNTANT AS TO LEGAL, TAX AND RELATED MATTERS CONCERNING THEIR INVESTMENT.

THIS OFFERING IS ONLY EXEMPT FROM REGISTRATION UNDER THE LAWS OF THE UNITED STATES AND ITS TERRITORIES. NO OFFER IS BEING MADE IN ANY JURISDICTION NOT LISTED IN THIS FORM C. PROSPECTIVE INVESTORS ARE SOLELY RESPONSIBLE FOR DETERMINING THE PERMISSIBILITY OF THEIR PARTICIPATING IN THIS OFFERING, INCLUDING OBSERVING ANY OTHER REQUIRED LEGAL FORMALITIES AND SEEKING CONSENT FROM THEIR LOCAL REGULATOR, IF NECESSARY. THE INTERMEDIARY FACILITATING THIS OFFERING IS LICENSED AND REGISTERED SOLELY IN THE UNITED STATES AND HAS NOT SECURED, AND HAS NOT SOUGHT TO SECURE, A LICENSE OR WAIVER OF THE NEED FOR SUCH LICENSE IN ANY OTHER JURISDICTION. THE COMPANY, THE ESCROW AGENT AND THE INTERMEDIARY, EACH RESERVE THE RIGHT TO REJECT ANY INVESTMENT COMMITMENT MADE BY ANY PROSPECTIVE INVESTOR, WHETHER FOREIGN OR DOMESTIC.

SPECIAL NOTICE TO FOREIGN INVESTORS

IF YOU LIVE OUTSIDE OF THE UNITED STATES, IT IS YOUR RESPONSIBILITY TO FULLY OBSERVE THE LAWS OF ANY RELEVANT TERRITORY OR JURISDICTION OUTSIDE THE UNITED STATES IN CONNECTION WITH ANY PURCHASE OF THE SECURITIES, INCLUDING OBTAINING REQUIRED GOVERNMENTAL OR OTHER CONSENTS OR OBSERVING ANY OTHER REQUIRED LEGAL OR OTHER FORMALITIES. THE COMPANY RESERVES THE RIGHT TO DENY THE PURCHASE OF THE SECURITIES BY ANY FOREIGN INVESTOR.

NOTICE REGARDING THE ESCROW AGENT

ENTERPRISE BANK AND TRUST, THE ESCROW AGENT SERVICING THE OFFERING, HAS NOT INVESTIGATED THE DESIRABILITY OR ADVISABILITY OF AN INVESTMENT IN THIS OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT MAKES NO REPRESENTATIONS, WARRANTIES, ENDORSEMENTS, OR JUDGMENT   ON THE MERITS OF THE OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT'S CONNECTION TO THE OFFERING IS SOLELY FOR THE LIMITED PURPOSES OF ACTING AS A SERVICE PROVIDER.

The Company has certified that all of the following statements are TRUE for the Company and the Co-Issuer in connection with this Offering:

(1) Is organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia;

(2) Is not subject to the requirement to file reports pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934 (the "Exchange Act") (15 U.S.C. 78m or 78o(d));

(3) Is not an investment company, as defined in section 3 of the Investment Company Act of 1940 (15 U.S.C. 80a-3), or excluded from the definition of investment company by section 3(b) or section 3(c) of that Act (15 U.S.C. 80a-3(b) or 80a-3(c));

(4) Is not ineligible to offer or sell securities in reliance on section 4(a)(6) of the Securities Act of 1933 (the "1933 Act") (15 U.S.C. 77d(a)(6)) as a result of a disqualification as specified in § 227.503(a);

(5) Has filed with the SEC and provided to investors, to the extent required, any ongoing annual reports required by law during the two years immediately preceding the filing of this Form C; and

(6) Has a specific business plan, which is not to engage in a merger or acquisition with an unidentified company or companies.

About this Form C

You should rely only on the information contained in this Form C. We have not authorized anyone to provide you with information different from that contained in this Form C and no source other than DealMaker Securities LLC (the "Intermediary") has been authorized to host this Form C and the Offering. We are offering to sell and seeking offers to buy the Securities only in jurisdictions where offers and sales are permitted. You should assume that the information contained in this Form C is accurate only as of the date of this Form C, regardless of the time of delivery of this Form C or of any sale of Securities. Our business, financial condition, results of operations, and prospects may have changed since that date.

Statements contained herein as to the content of any agreements or other documents are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents. The Company will provide the opportunity to ask questions of and receive answers from the Company's management concerning terms and conditions of the Offering, the Company or any other relevant matters and any additional reasonable information to any prospective Purchaser prior to the consummation of the sale of the Securities.

This Form C does not purport to contain all of the information that may be required to evaluate the Offering and any recipient hereof should conduct its own independent analysis. The statements of the Company contained herein are based on information believed to be reliable. No warranty can be made as to the accuracy of such information or that circumstances have not changed since the date of this Form C. The Company does not expect to update or otherwise revise this Form C or other materials supplied herewith. The delivery of this Form C at any time does not imply that the information contained herein is correct as of any time subsequent to the date of this Form C. This Form C is submitted in connection with the Offering described herein and may not be reproduced or used for any other purpose.

SUMMARY

The following summary highlights information contained elsewhere or incorporated by reference in this Form C. This summary may not contain all of the information that may be important to you. You should read this entire Form C carefully, including the matters discussed under the section titled "Risk Factors."

Co-Issuer

This Offering has the following co-issuer(s): Geoship 2026 CF SPV LLC (the "**Co-Issuer**"), located at 100 N Howard St Ste R, Spokane, WA, 99201.

The Co-Issuer was organized as a Limited Liability Company in the United States under the jurisdiction of Washington in the year 2026. There is no website for the Co-Issuer, but information with respect to the Co-Issuer shall be hosted on the website of the Company at https://geoship.is/ or for the Offering at https://invest.geoship.is/.

The Company has formed the Co-Issuer solely for issuing the Securities under this Offering. The Co-Issuer will serve merely as a conduit for investors to invest in the Company and will not have a separate business purpose. An investment in the Co-Issuer will allow investors to achieve the same economic exposure, voting power (which is none) and ability to assert State and Federal law rights and achieve the same disclosures as if they had invested directly in the Company. The Co-Issuer will maintain a one-to-one relationship between the number, denomination, type and rights of Company securities it owns and the number, denomination, type and rights of its securities outstanding. The Co-Issuer cannot borrow or raise funds on its own account. There will be no material difference between an investment in the Company and the Co-Issuer.

The Securities in this Offering will be issued by both the Company and the Co-Issuer. The proceeds from the Offering will be received by the Co-Issuer and invested immediately in the Securities issued by the Company. The Co-Issuer will be the legal owner of the SAFE. Investors in this Offering will own membership interests in the Co-Issuer. Pursuant to SEC rules, investors will receive the same economic, voting and information rights in the SAFEs as if they had invested directly with the Company.

Company Overview

Geoship S.P.C. (the "Company") was formed on January 24, 2014, as a Washington social purpose corporation. The Company designs and develops affordable, regenerative, resilient, and healthy homes. The Company's vision is to support a transformation in homebuilding by fostering deeper connections between human communities and the natural environment. The Company's social purpose is to create tools and systems that support healthy living in community and in harmony with nature. The Company is headquartered in Nevada City, California.

Business Model

The Company's business model centers on the design, development, manufacture and delivery of prefabricated residential housing systems and related components. The Company intends to generate revenue primarily through the sale of housing units and related services, including design, permitting support and installation and delivery services where applicable. The Company has developed a go-to-market home product and is building manufacturing and delivery capabilities through a combination of internal teams, manufacturing partners and licensed contractors.

Competitors

The Company operates in a competitive market that includes traditional homebuilders, modular and prefabricated housing manufacturers and emerging housing technology companies. Within this landscape, the Company's approach emphasizes integrated systems design, advanced materials, and performance-oriented construction methods intended to support durability, resilience and healthy living. The Company seeks to differentiate itself through its focus on regenerative design principles, structural efficiency, and the integration of architectural, material and systems innovation. There can be no assurance that these factors will result in competitive advantage.

Industry

The Company operates within the residential construction, prefabricated housing and housing technology industries. These industries encompass the design, manufacture and delivery of residential structures and related systems and are influenced by factors including construction and materials costs, labor availability, regulatory and permitting requirements, financing conditions, environmental considerations and demand for durable, energy-efficient and sustainable housing solutions.

Current Stage

The Company is in an early commercial stage. Since inception, the Company has focused on research and development, materials and systems innovation and the construction of prototype and initial production units. The Company has obtained California Factory-Built Housing certification for its product, launched a pilot manufacturing facility and is currently installing its first fully integrated customer home. The Company is continuing to refine manufacturing processes, supply chain, and delivery capabilities and expects to begin generating initial operating revenues as it completes early customer installations, subject to execution, market conditions and other factors. The Company expects to continue incurring operating losses as it invests in scaling manufacturing capacity, expanding operations and supporting business growth.

Future Roadmap

The Company's near-term roadmap is focused on transitioning from pilot production to scaled manufacturing and delivery. This includes completing installation of early customer homes, ramping production at its pilot manufacturing facility and validating manufacturing, installation, and customer delivery processes.

Following this phase, the Company plans to expand manufacturing capacity, including securing larger production facilities, increasing production volumes and introducing a tiered product lineup designed to support broader market adoption. The Company also plans to expand delivery across additional regions, pursue further regulatory approvals and support community-scale residential projects.

Over the longer term, the Company intends to develop a network of regional manufacturing and installation capabilities to support higher production volumes and reduce delivery costs. The timing and achievement of these objectives depend on capital availability, operational execution, regulatory approvals, and market conditions and there can be no assurance that these plans will be achieved as anticipated.

Perks

In connection with this Offering, the Company is offering certain incentives to investors, including (i) incentives that affect the purchase terms of the securities and (ii) incentives that provide discounts on Company products.

(i) <u>Security-related incentives</u>: The Company is offering an early participation incentive in the form of a discount on the purchase price of the securities for investors who invest within the first twenty-two (22) days* of the offering. For investors who invest during the first 22 days of the Offering, the SAFEs will have a valuation cap of $94,000,000. For investors who invest after this initial period, the SAFEs will have a valuation cap of $111,000,000.

(ii) <u>Product-related incentives</u>. In addition, the Company is offering product incentives in the form of discounts on the purchase price of the Company's housing products based on an investor's investment amount. Product discounts currently range from approximately $200 to $62,500 per unit, depending on the investment amount. Product discounts apply solely to Company products and do not affect the price, valuation, or terms of the securities offered in this Offering, and are not included in the cap applicable to security-related incentives. Product discounts are subject to availability and may be limited, including limits tied to a portion of monthly deliveries.

All incentives are subject to the terms and conditions described in the offering materials and the Company may modify or discontinue incentives at its discretion, subject to applicable law. *Time-based Perks begin on the day this offering is launched (the "Launch Date") through 11:59 pm Eastern Daylight Time ("EDT") on the 22nd day (03:59 am Coordinated Universal Time ("UTC").

DIRECTORS, OFFICERS, MANAGERS, AND KEY PERSONS

The directors, officers, managers, and key persons of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years.

Officers and Directors

Name: Morgan Bierschenk
Current Role: Founder & Chief Visionary Officer
Positions Held with the Issuer:
- **Position:** Founder & Chief Visionary Officer
- **Service Dates:** 01/2014 - Current
- **Responsibilities:** The Founder & Chief Visionary Officer is responsible for establishing and stewarding the Company's long-term vision, mission, and strategic direction. Responsibilities include guiding product and systems innovation, overseeing design philosophy and brand integrity, supporting executive leadership on major strategic initiatives, and representing the Company's core values in external partnerships, investor communications, and public engagement. The Founder & Chief Visionary Officer also contributes to high-level decision-making regarding technology development, market expansion, and organizational culture.

Name: Bastiaan Kools
Current Role: Founder / Creative re-Director
Positions Held with the Issuer:
- **Position:** Founder & Creative re-Director
- **Service Dates:** 11/2016 - Current
- **Responsibilities:** As Founder and Creative re-Director, Mr. Kools is responsible for the Company's creative direction and design leadership. His responsibilities include guiding architectural and aesthetic design principles, contributing to product development and innovation, overseeing creative standards across projects, and supporting the executive team on strategic initiatives related to brand identity, design execution, and experiential outcomes.

Name: Mikael Mikailian
Current Role: CEO
Positions Held with the Issuer:
- **Position:** CEO
- **Service Dates:** 05/2023 - Current
- **Responsibilities:** As Chief Executive Officer, Mr. Mikailan is responsible for the overall management and strategic direction of the Company. His responsibilities include overseeing day-to-day operations, executing the Company's business strategy, managing executive leadership and key personnel, overseeing financial planning and capital formation activities, and representing the Company in investor, partner, and external stakeholder relationships. The Chief Executive Officer is also responsible for implementing board-approved initiatives and ensuring operational alignment with the Company's long-term objectives.

Other Business Experience (Past Three Years):
- **Prior Employer:** Powur, PBC
  Affiliate or Subsidiary of Issuer: No
  Title: Interim Chief of Staff
  Service Dates: 01/2023 - 10/2023
  Responsibilities: Served as Interim Chief of Staff, providing executive support and operational leadership during a period of organizational growth. Responsibilities included supporting senior leadership, coordinating cross-functional initiatives, assisting with strategic planning, and helping manage internal operations and execution priorities.

Name: Kurt McFarland
Current Role: CFO
Positions Held with the Issuer:
- **Position:** CFO
- **Service Dates:** 11/2024 - Current
- **Responsibilities:** As Chief Financial Officer, Mr. McFarland is responsible for overseeing the Company's financial operations, including financial planning and analysis, budgeting and forecasting, accounting and

financial reporting, cash management and internal controls. His responsibilities include managing capital formation activities, supporting investor and lender relationships, overseeing tax and compliance matters and advising executive leadership and the Board on financial strategy, risk management, and long-term financial planning. Mr. McFarland also supports operational decision-making through financial modeling and performance analysis and ensures alignment of financial practices with the Company's strategic objectives.

Other Business Experience (Past Three Years):

- **Prior Employer:** FLINTpro Corp
  Affiliate or Subsidiary of Issuer: No
  Title: CFO
  Service Dates: 08/2022 - 04/2025
  Responsibilities: Served as Chief Financial Officer, overseeing the company's financial operations during a period of organizational growth. Responsibilities included financial planning and analysis, budgeting and forecasting, cash flow management, accounting oversight and financial reporting. Supported senior leadership with strategic planning, financial modeling, capital raising activities and establishing financial processes and controls.


RISK FACTORS


The SEC requires the Company to identify risks that are specific to its business and its financial condition. The Company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as cyber-attacks and the ability to prevent those attacks). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

An investment in the Company involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the Securities should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company.

Our business projections are only projections
There can be no assurance that the Company will meet its projections. There can be no assurance that the Company will be able to find sufficient demand for its product, that people think it's a better option than a competing product, or that it will be able to provide the service at a level that allows the Company to make a profit and still attract business.

Any valuation at this stage is difficult to assess
The Company has not established a current valuation in connection with this Offering. The Securities offered are SAFEs, which convert into equity only upon the occurrence of a future financing or other conversion event. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, particularly early-stage startups, is inherently uncertain. As a result, the valuation used in any future conversion of the SAFEs may be higher or lower than investors expect, and you may ultimately receive equity at a valuation that results in greater dilution or a lower return than anticipated.

The transferability of the Securities you are buying is limited
Any Securities purchased through this Offering is subject to SEC limitations on transfer. This means that the Securities you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the stock back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, a trust created for the benefit of your family, or in connection with your death or divorce.

Your investment could be illiquid for a long time
You should be prepared to hold the Securities for several years or longer. For the 12 months following your investment, there will be restrictions on how you can resell the Securities. More importantly, there is no established market for these Securities, and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing industry participant. However, that may never happen, or it may happen at a price that results in you losing money on this investment.

If the Company cannot raise sufficient funds, it will not succeed
Even if the Maximum Amount is raised in the Offering, the Company is likely to need additional funds in the future in order to grow, and if it cannot raise those funds for whatever reason, including reasons relating to the Company itself or the broader economy, it may not survive. If the Company manages to raise only the minimum amount of funds sought in this Offering, it will have to find other sources of funding for its plans outlined in "Use of Proceeds."

We may not have enough capital as needed and may be required to raise more capital.
We anticipate needing access to credit to support our working capital requirements as we grow. It is a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our activities. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our activities, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

Terms of subsequent financings may adversely impact your investment
We will likely need to engage in common equity, debt, or preferred securities financings in the future, which may reduce the value of your investment in the Securities. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred securities could be more advantageous to those investors than to the holders of the Securities. In addition, if we need to raise more equity capital from the sale of Securities or other equity, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly at a lower purchase price per Security.

Management Discretion as to Use of Proceeds
Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described herein is an estimate based on our current business plan. However, we may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward-Looking Information
Any projections or forward-looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and have not been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

The amount raised in this Offering may include investments from Company insiders or immediate family members
Officers, directors, executives, and existing owners with a controlling stake in the Company (or their immediate family members) may make investments in this Offering. Any such investments will be included in the raised amount reflected on the campaign page.

You must keep records of your investment for tax purposes:
As with all investments in securities, if you sell the Securities, you will probably need to pay tax on the long- or short-term capital gains that you realize if you make a profit, and record any loss to apply it to other taxable income. If you do not have a regular brokerage account, or your regular broker will not hold the Securities for you (and many brokers refuse to hold non-public Securities for their customers), there will be nobody keeping records for you for tax purposes, and you will have to keep your own records and calculate the gain on any sales of the Securities you sell. If you fail to keep accurate records or accurately calculate any gain on any sales of the Securities, you may be subject to tax audits and penalties.

Using a credit card to purchase Securities may impact the return on your investment:
Investors in this Offering have the option of paying for their investment with a credit card. Transaction fees charged by your credit card company (which can reach 5% of transaction value if considered a cash advance) and interest charged on unpaid card balances (which can reach almost 25% in some states) add to the effective purchase price of the Securities you buy and would be in addition to the Investor Transaction Fee on your investment. The cost of using a credit card may also increase if you do not make the minimum monthly card payments and incur late fees. These increased costs may reduce the return on your investment. The SEC's Office of Investor Education and Advocacy issued an Investor Alert dated February 14, 2018, entitled: Credit Cards and Investments - A Risky Combination, which explains these and other risks you may want to consider before using a credit card to pay for your investment.

The Investor Transaction Fee may not count toward your cost basis for tax purposes.
The IRS and/or another relevant tax authority may consider the price of the Securities before including the Investor Transaction Fee as the cost basis for determining any gain or loss at a realization event. You should discuss with your tax advisor the appropriate way to determine the relevant tax obligation.

Risks Related to the use of an SPV

You will not be investing directly into the Company, but into a special purpose vehicle.
Changes to the securities laws that went into effect March 15, 2021, permit us to use a "special purpose vehicle" or "SPV" in this offering. That means that you will invest in Geoship 2026 CF SPV LLC, becoming a member of the SPV, and that investment purchases our SAFE. A condition to using an SPV is that the SPV passes on the same economic and governance rights that are set out in the Company's Certificate of Incorporation, as amended, regarding the SAFE. You will also be relying on us, as the Manager of the SPV, to make sure the SPV complies with Washington law and functions in accordance with securities law. The structure of the SPV is explained further in the section entitled, "CAPITALIZATION AND OWNERSHIP". The SPV will terminate and distribute the securities it holds to you, so that you may hold them directly, in certain circumstances. Due to this structure, there may be delays, complications and unexpected risks.

Investors will not have voting rights.
Investors will not have voting rights unless and until the SAFE converts into shares of capital stock of the Issuer, and even then the Investors will not have voting rights of their own because they are agreeing to grant a voting proxy to the manager of the Co-Issuer to vote such shares on their behalf. Thus, Investors will never be able to vote upon any matters of the Company. As such, Investors will not have any influence over matters requiring shareholder approval, including the election of directors or managers and approval of significant Company transactions, nor the Company's management and policies. Moreover, those with voting rights could use their voting influence to maintain the Company's existing management, delay or prevent changes in control of the Company, issue additional securities which may dilute you, repurchase securities of the Company, enter into transactions with related parties or support or reject other management and board proposals.

ADDITIONAL RISKS

Risks Relating to Our Business and Our Industry

We have a limited operating history upon which you can evaluate our performance, and accordingly, our prospects must be considered in light of the risks that any new company encounters.
The company is still in an early phase and we are just beginning to implement our business plan. There can be no assurance that we will ever operate profitably. The likelihood of our success should be considered in light of the problems, expenses, difficulties, complications and delays usually encountered by early-stage companies. The company may not be successful in attaining the objectives necessary for it to overcome these risks and uncertainties.

The amount of capital the Company is attempting to raise in this Offering may not be enough to sustain the Company's current business plan and, as a result, we may not be able to continue as a going concern
In order to achieve the company's near and long-term goals, the company will need to procure funds in addition to the amount raised in the Offering. The company has not generated profits since its inception and has sustained net losses of $3,289,864 and $1,910,888 for the years ended December 31, 2024, and 2023, respectively. The Company was in default on debt obligations as of December 31, 2024. These factors raise substantial doubt about the company's ability to continue as a going concern. Therefore, our independent auditor included an emphasis of a matter paragraph expressing substantial doubt about the company's ability to continue as a going concern in its report on our audited

financial statements for the year ended December 31, 2024. Note that the Company repaid the defaulted loan obligation in full on December 18, 2025, curing the default. Our financial statements have been prepared in accordance with accounting principles generally accepted in the United States ("U.S. GAAP"), which contemplate that we will continue to operate as a going concern. Our financial statements do not contain any adjustments that might result if we are unable to continue as a going concern.

There is no guarantee the Company will be able to raise such funds on acceptable terms or at all. If we are not able to raise sufficient capital in the future, we may not be able to execute our business plan, our continued operations will be in jeopardy and we may be forced to cease operations and sell or otherwise transfer all or substantially all of our remaining assets, which could cause an Investor to lose all or a portion of their investment.

We may face potential difficulties in obtaining capital
We may have difficulty raising needed capital in the future as a result of, among other factors, our lack of revenues from sales, as well as the inherent business risks associated with our company and present and future market conditions. We will require additional funds to execute our business strategy and conduct our operations. If adequate funds are unavailable, we may be required to delay, reduce the scope of or eliminate one or more of our research, development or commercialization programs, product launches or marketing efforts, any of which may materially harm our business, financial condition and results of operations.

Decreased demand in the housing industry would adversely affect our business
Demand for new housing construction is tied to the broader economy and factors outside the company's control. Should factors such as the post-COVID-19 economy, including rising interest rates, a slowdown in the housing market, concerns regarding the health of the U.S. economy, and a continued loss of general economic activity, we could experience a slower growth in demand for our Geodomes.

We are subject to different macro-economic sensitivity
The company's business is subject to the impact of changes in global economic conditions, including, but not limited to, recessionary or inflationary trends, market conditions, pandemics, consumer credit availability, interest rates, consumers' disposable income and spending levels, job security and unemployment, and overall consumer confidence. These economic conditions may be further affected by political events throughout the world that cause disruptions in the financial markets, either directly or indirectly. Adverse economic and political developments could have a material adverse effect on the company's profitability, results of operations and financial condition.

We may implement new lines of business or offer new products and services within existing lines of business
As an early-stage company, we may implement new lines of business at any time. There are substantial risks and uncertainties associated with these efforts, particularly in instances where the markets are not fully developed. In developing and marketing new lines of business and/or new products and services, we may invest significant time and resources. Initial timetables for the introduction and development of new lines of business and/or new products or services may not be achieved, and price and profitability targets may not prove feasible. We may not be successful in introducing new products and services in response to industry trends or developments in technology, or those new products may not achieve market acceptance. As a result, we could lose business, be forced to price products and services on less advantageous terms to retain or attract clients or be subject to cost increases. As a result, our business, financial condition or results of operations may be adversely affected.

We rely on other companies to provide components and services for our products
We depend on suppliers and contractors to meet our contractual obligations to our customers and conduct our operations. Our ability to meet our obligations to our customers may be adversely affected if suppliers or contractors do not provide the agreed-upon supplies or perform the agreed-upon services in compliance with customer requirements and in a timely and cost-effective manner. Likewise, the quality of our products may be adversely impacted if companies to whom we delegate manufacture of major components or subsystems for our products, or from whom we acquire such items, do not provide components which meet required specifications and perform to our and our customers' expectations. Our suppliers may be unable to quickly recover from natural disasters and other events beyond their control and may be subject to additional risks such as financial problems that limit their ability to conduct their operations. The risk of these adverse effects may be greater in circumstances where we rely on only one or two contractors or suppliers for a particular component. Our products may utilize custom components available from only one source. Continued availability of those components at acceptable prices, or at all, may be affected for any number of reasons, including if those suppliers decide to concentrate on the production of common components instead of components customized to meet our requirements. The supply of components for a new or existing product could be

delayed or constrained, or a key manufacturing vendor could delay shipments of completed products to us adversely affecting our business and results of operations.

We rely on various intellectual property rights, including trademarks, in order to operate our business
The Company relies on certain intellectual property rights to operate its business. The Company's intellectual property rights may not be sufficiently broad or otherwise may not provide us a significant competitive advantage. In addition, the steps that we have taken to maintain and protect our intellectual property may not prevent it from being challenged, invalidated, circumvented or designed-around, particularly in countries where intellectual property rights are not highly developed or protected. In some circumstances, enforcement may not be available to us because an infringer has a dominant intellectual property position or for other business reasons, or countries may require compulsory licensing of our intellectual property. Our failure to obtain or maintain intellectual property rights that convey competitive advantage, adequately protect our intellectual property or detect or prevent circumvention or unauthorized use of such property, could adversely impact our competitive position and results of operations. We also rely on nondisclosure and noncompetition agreements with employees, consultants and other parties to protect, in part, trade secrets and other proprietary rights. There can be no assurance that these agreements will adequately protect our trade secrets and other proprietary rights and will not be breached, that we will have adequate remedies for any breach, that others will not independently develop substantially equivalent proprietary information or that third parties will not otherwise gain access to our trade secrets or other proprietary rights. As we expand our business, protecting our intellectual property will become increasingly important. The protective steps we have taken may be inadequate to deter our competitors from using our proprietary information. In order to protect or enforce our patent rights, we may be required to initiate litigation against third parties, such as infringement lawsuits. Also, these third parties may assert claims against us with or without provocation. These lawsuits could be expensive, take significant time and could divert management's attention from other business concerns. The law relating to the scope and validity of claims in the technology field in which we operate is still evolving and, consequently, intellectual property positions in our industry are generally uncertain. We cannot assure you that we will prevail in any of these potential suits or that the damages or other remedies awarded, if any, would be commercially valuable.

The Company's success depends on the experience and skill of the board of directors, its executive officers and key employees
We are dependent on our board of directors, executive officers and key employees. These persons may not devote their full time and attention to the matters of the Company. The loss of our board of directors, executive officers and key employees could harm the Company's business, financial condition, cash flow and results of operations.

Although dependent on certain key personnel, the Company does not have any key person life insurance policies on any such people
We are dependent on certain key personnel in order to conduct our operations and execute our business plan, however, the Company has not purchased any insurance policies with respect to those individuals in the event of their death or disability. Therefore, if any of these personnel die or become disabled, the Company will not receive any compensation to assist with such person's absence. The loss of such person could negatively affect the Company and our operations. We have no way to guarantee key personnel will stay with the Company, as many states do not enforce non-competition agreements, and therefore acquiring key man insurance will not ameliorate all of the risk of relying on key personnel.

Damage to our reputation could negatively impact our business, financial condition and results of operations
Our reputation and the quality of our brand are critical to our business and success in existing markets, and will be critical to our success as we enter new markets. Any incident that erodes consumer loyalty for our brand could significantly reduce its value and damage our business. We may be adversely affected by any negative publicity, regardless of its accuracy. Also, there has been a marked increase in the use of social media platforms and similar devices, including blogs, social media websites and other forms of internet-based communications that provide individuals with access to a broad audience of consumers and other interested persons. The availability of information on social media platforms is virtually immediate as is its impact. Information posted may be adverse to our interests or may be inaccurate, each of which may harm our performance, prospects or business. The harm may be immediate and may disseminate rapidly and broadly, without affording us an opportunity for redress or correction.

Our business could be negatively impacted by cyber security threats, attacks and other disruptions
We continue to face advanced and persistent attacks on our information infrastructure where we manage and store various proprietary information and sensitive/confidential data relating to our operations. These attacks may include sophisticated malware (viruses, worms, and other malicious software programs) and phishing emails that attack our products or otherwise exploit any security vulnerabilities. These intrusions sometimes may be zero-day malware that are difficult to identify because they are not included in the signature set of commercially available antivirus scanning

programs. Experienced computer programmers and hackers may be able to penetrate our network security and misappropriate or compromise our confidential information or that of our customers or other third-parties, create system disruptions, or cause shutdowns. Additionally, sophisticated software and applications that we produce or procure from third-parties may contain defects in design or manufacture, including "bugs" and other problems that could unexpectedly interfere with the operation of the information infrastructure. A disruption, infiltration or failure of our information infrastructure systems or any of our data centers as a result of software or hardware malfunctions, computer viruses, cyber-attacks, employee theft or misuse, power disruptions, natural disasters or accidents could cause breaches of data security, loss of critical data and performance delays, which in turn could adversely affect our business.

Security breaches of confidential customer information, in connection with our electronic processing of credit and debit card transactions, or confidential employee information may adversely affect our business
Our business requires the collection, transmission and retention of personally identifiable information, in various information technology systems that we maintain and in those maintained by third parties with whom we contract to provide services. The integrity and protection of that data is critical to us. The information, security and privacy requirements imposed by governmental regulation are increasingly demanding. Our systems may not be able to satisfy these changing requirements and customer and employee expectations, or may require significant additional investments or time in order to do so. A breach in the security of our information technology systems or those of our service providers could lead to an interruption in the operation of our systems, resulting in operational inefficiencies and a loss of profits. Additionally, a significant theft, loss or misappropriation of, or access to, customers' or other proprietary data or other breach of our information technology systems could result in fines, legal claims or proceedings.

The use of Individually identifiable data by our business, our business associates and third parties is regulated at the state, federal and international levels
The regulation of individual data is changing rapidly, and in unpredictable ways. A change in regulation could adversely affect our business, including causing our business model to no longer be viable. Costs associated with information security – such as investment in technology, the costs of compliance with consumer protection laws and costs resulting from consumer fraud – could cause our business and results of operations to suffer materially. Additionally, the success of our online operations depends upon the secure transmission of confidential information over public networks, including the use of cashless payments. The intentional or negligent actions of employees, business associates or third parties may undermine our security measures. As a result, unauthorized parties may obtain access to our data systems and misappropriate confidential data. There can be no assurance that advances in computer capabilities, new discoveries in the field of cryptography or other developments will prevent the compromise of our customer transaction processing capabilities and personal data. If any such compromise of our security or the security of information residing with our business associates or third parties were to occur, it could have a material adverse effect on our reputation, operating results and financial condition. Any compromise of our data security may materially increase the costs we incur to protect against such breaches and could subject us to additional legal risk.

The housing industry is highly competitive and many of our competitors have greater financial resources than we do. Increased competition may make it difficult for us to operate and grow our business
The housing industry is highly competitive and we compete with traditional custom builders, manufactured and modular home builders, and other innovative entrants. In addition, we compete with existing homes that are offered for sale, which can reduce the interest in new construction. Many of our competitors have significantly greater resources than we do, a greater ability to obtain financing and the ability to accept more risk than we can prudently manage. If we are unable to compete effectively in this environment, we may not be able to continue to operate our business or achieve and maintain profitability.

The Company operates in a capital-intensive industry
The design, manufacture, sale and servicing of dwellings is a capital-intensive business. We will need to raise additional capital. We will need to raise additional funds through the issuance of equity, equity-related, or debt securities or through obtaining credit from government or financial institutions. This capital will be necessary to fund ongoing operations, continue research, development and design efforts, establish sales centers, improve infrastructure and make the investments in tooling and manufacturing equipment required to scale our operations. We cannot assure you that we will be able to raise additional funds when needed, in which case we will cease operating and you may lose your entire investment. Additional financings could also dilute your ownership stake. The Company plans to raise significantly more capital and future fundraising rounds, which may include offering equity at a significant discount to the price offered in this offering, which could result in dilution to investors in this offering.

Tariffs and related trade barriers could materially adversely affect our business, results of operations and financial condition
Our business is exposed to risks arising from the imposition, expansion, or modification of tariffs and other trade barriers affecting the import or export of key components and materials used in our products. Many of these components and materials are sourced from, or contain content originating in, countries that are currently, or may in the future be, subject to tariffs or other trade restrictions. The global trade environment is highly unpredictable, with tariffs often announced or changed with little advance notice and subject to further modification, suspension, or escalation due to evolving geopolitical factors.

Tariffs can significantly increase our costs, disrupt our supply chain, and create uncertainty in our ability to forecast material requirements or negotiate supply agreements on favorable terms. If tariffs materially increase the cost or limit the availability of components and materials, we may be required to seek alternative suppliers, redesign certain aspects of our products, or absorb higher costs. These actions could be capital-intensive, time-consuming, and operationally disruptive, potentially delaying product launches, disrupting ongoing production, or impairing our ability to meet contractual obligations. Any of these outcomes could materially and adversely affect our business, results of operations, and financial condition. We cannot predict future changes in tariff policies or their impact, and our ability to mitigate these risks may be limited.

Dome reservations may not result in actual sales, and because all reservations are fully refundable, our forecasted revenues and cash flows could be adversely affected
We accept refundable reservations from prospective customers as an expression of interest in purchasing our domes. These reservations do not constitute binding purchase orders or other commitments to buy, and each reservation is fully refundable. As a result, the aggregate number of reservations should not be interpreted as an indicator of demand that will ultimately translate into completed dome sales. If a significant number of reservation holders elect not to purchase a dome, our forecasted revenues and cash flows could be material lower than we currently anticipate.

Our status as a social purpose corporation may not result in the benefits that we anticipate
As a demonstration of our commitment to build affordable homes in regenerative communities that nurture the human spirit, we have elected to be classified as a social purpose corporation under Washington law. As a social purpose corporation, we will be required to balance the financial interests of our shareholders, the best interests of those materially affected by our conduct, and the specific public benefits set forth in our amended and restated articles of incorporation. The mission of a social purpose corporation is not necessarily compatible with and may be contrary to maximizing profits and earnings for shareholders, or maximizing shareholder value in any sale, merger, acquisition, or similar action of the Company. In addition, there is no assurance that the expected positive impact from being a social purpose corporation will be realized.

Accordingly, being a social purpose corporation could negatively impact our ability to provide the highest possible return to our shareholders.

The Company may incorporate a multi-stakeholder cooperative and new share class in the future
Traditional corporations are owned and controlled by investors and/or founders. We believe that other stakeholders, including customers and nature stewards, should also receive ownership benefits and participate in corporate governance. This is already happening with companies like Airbnb setting aside 1% or more of their capital stock to benefit their customers. Many other companies, such as Rivian, have created similar models to benefit nature and environmental concerns.

Subject to any applicable approvals by our board of directors and shareholders, the Company eventually intends to issue 30% to 50% of our capital stock to customers and nature stakeholders. This allocation will occur slowly over time, beginning when the Company reaches revenue of $1B. We contemplate that the capital stock issuable to customers and nature stakeholders will go into endowment funds and be invested into projects that support customer and nature communities. Examples of potential programs that could be funded by the Geoship Customer and Nature endowments include:
● Village housing for low-income families and individuals.
● Grant programs to ecosystem restoration projects in and around Geoship villages.
● Maintenance and dome upgrades for Geoship customers.
● Grants and loans for community building projects.
● Annual awards to members who most advance the Geoship mission.

We plan to establish a perpetual purpose-driven trust, to ensure that the company serves its co-operative mission now and for generations to come. Strategic Advantages of the Geoship Cooperative model include:

- Addresses the externalities of resource extraction.
- Serves as a strategic advantage in sales.
- Creates a barrier to entry for competitors.
- Is a fundamental way we operate integrally with our purpose.

Risks Relating to Regulation of our Business and Industry

We operate in a highly regulated environment, and if we are found to be in violation of any of the federal, state, or local laws or regulations applicable to us, our business could suffer
We are also subject to a wide range of federal, state, and local laws and regulations, such as local licensing requirements, and retail financing, debt collection, consumer protection, environmental, health and safety, creditor, wage-hour, anti-discrimination, whistleblower and other employment practices laws and regulations and we expect these costs to increase going forward. The violation of these or future requirements or laws and regulations could result in administrative, civil, or criminal sanctions against us, which may include fines, a cease-and-desist order against the subject operations or even revocation or suspension of our license to operate the subject business. As a result, we have incurred and will continue to incur capital and operating expenditures and other costs to comply with these requirements and laws and regulations.

Government regulations may cause project delays, increase our expenses, or increase the costs to our customers which could have a negative impact on our operations
We are subject to state modular home building codes, and projects are subject to permitting processes at the local level. As discussed in this Offering Statement, we have encountered difficulties obtaining such approvals or with such processes in certain jurisdictions, and we have experienced increased costs and penalties for purported non-compliance with applicable regulations. Until we establish a process that will enable us to resolve issues in our permitting processes, we may be limited in our ability to access certain state or local markets, although we have adopted a strategy targeting certain states and counties where our Casitas fits within the codes and regulations established in those locations.

Further, modular home codes may change over time, potentially increasing our costs, which we may not be able to pass on to customers, negatively impacting our sales and profitability. Existing or new laws and regulations affecting modular home construction, shipping and installation and the housing industry generally could adversely affect our business, including significant expenses necessary to comply with such laws and regulations, and could limit our business growth. Changes in zoning laws designed to increase housing density and solve housing affordability are allowing people around the country, and especially in California, to build accessory dwelling units ("ADUs") for use and rent.

Risks Relating to the Shares and the Offering

The Company's management may have broad discretion in how the Company uses the net proceeds of the Offering
Unless the Company has agreed to a specific use of the proceeds from the Offering, the Company's management will have considerable discretion over the use of proceeds from the Offering. You may not have the opportunity, as part of your investment decision, to assess whether the proceeds are being used appropriately.

Investors will not be entitled to any inspection or information rights other than those required by law
Investors will not have the right to inspect the books and records of the Company or to receive financial or other information from the Company, other than as required by law. Other security holders of the Company may have such rights. Additionally, there are numerous methods by which the Company can terminate annual report obligations, resulting in no information rights, contractual, statutory or otherwise, owed to Investors. This lack of information could put Investors at a disadvantage in general and with respect to other security holders, including certain security holders who have rights to periodic financial statements and updates from the Company such as quarterly unaudited financials, annual projections and budgets, and monthly progress reports, among other things.

The Company is dependent on the proceeds of this offering, and may need to seek additional funds if the full offering amount is not raised
The Company is dependent in part on the proceeds of this Offering and may need to seek additional funds if the full offering amount is not raised. Investors in this Offering are purchasing membership interests issued by the Co-Issuer that represent ownership of SAFE instruments issued by the Issuer, which do not represent equity ownership at the time of

issuance and do not provide voting rights, dividend rights or other rights typically associated with equity securities. The SAFEs are subject to conversion into equity upon the occurrence of specified future events, and the number of shares ultimately issued upon conversion may be subject to significant dilution depending on the Company's future capital structure and financing activities.

The Company intends to issue additional equity or equity-linked securities to employees, service providers and third-party financing sources in amounts that are uncertain at this time. As a result, investors may experience dilution upon conversion and issuance of equity interests by the Company, including dilution that is difficult to predict at the time of investment. Such dilution may reduce an investor's eventual economic interest in the Company and, if applicable, their relative ownership percentage following conversion.

The amount of additional financing required by the Company will depend on a number of factors that may not be foreseeable at the time of this Offering, including the pace of product development, manufacturing scale-up, market demand, and broader economic and capital market conditions. In general, any additional financing, whether in the form of loans or the issuance of equity, debt, or convertible securities, will be intended to provide the Company with sufficient capital to reach future operational and commercial milestones. If the proceeds from this Offering and other available sources of capital are not sufficient to meet the Company's needs, the Company may be required to raise additional capital on terms that are unfavorable to existing investors, including SAFE holders.

The availability of capital is influenced by factors beyond the Company's control, including conditions in the capital markets. There can be no assurance that the Company will be able to accurately predict its future capital requirements or that additional funding will be available on acceptable terms, or at all. Failure to obtain adequate financing could materially and adversely affect the Company's business, financial condition, and prospects, and could impair the value of the SAFEs or any equity issued upon their conversion.

If the Company raises additional funds through the issuance of equity or convertible securities, such securities may have rights, preferences, or privileges that are senior to or more favorable than the securities issued upon conversion of the SAFEs. In addition, any future debt financing could involve restrictive covenants relating to capital-raising activities or other financial and operational matters, may require the Company to pledge assets as security, and could require the Company to devote a substantial portion of its cash flow to debt service. These obligations could limit the Company's flexibility and may require it to delay, reduce, or modify its planned operations or growth strategy. If the Company is unable to obtain adequate financing on satisfactory terms, it may be required to significantly reduce operations, delay or discontinue development activities, seek alternative financing arrangements, or cease operations.

The subscription agreement has a forum selection provision that requires disputes be resolved in state or federal courts in the State of California regardless of convenience or cost to you, the investor
In order to invest in this offering, investors agree to resolve disputes arising under the subscription agreement in state or federal courts located in the State of California, for the purpose of any suit, action or other proceeding arising out of or based upon the agreement. This forum selection provision may limit your ability to obtain a favorable judicial forum for disputes with us. Although we believe the provision benefits us by providing increased consistency in the application of California law in the types of lawsuits to which it applies and in limiting our litigation costs, to the extent it is enforceable, the forum selection provision may limit investors' ability to bring claims in judicial forums that they find favorable to such disputes, may increase investors' costs of bringing suit and may discourage lawsuits with respect to such claims. Alternatively, if a court were to find the provision inapplicable to, or unenforceable in an action, we may incur additional costs associated with resolving such matters in other jurisdictions, which could adversely affect our business, financial condition or results of operations. You will not be deemed to have waived the Company's compliance with the federal securities laws and the rules and regulations thereunder.

Investors in this Offering may not be entitled to a jury trial with respect to claims arising under the subscription agreement, which could result in less favorable outcomes to the plaintiff(s) in any action under the agreement
Investors in this Offering will be bound by the subscription agreement, which includes a provision under which investors waive the right to a jury trial of any claim they may have against the Company arising out of or relating to the agreement other than those arising under the federal securities laws.

If we opposed a jury trial demand based on the waiver, a court would determine whether the waiver was enforceable based on the facts and circumstances of that case in accordance with the applicable state and federal law. In determining whether to enforce a contractual pre-dispute jury trial waiver provision, courts will generally consider whether the visibility of the jury trial waiver provision within the agreement is sufficiently prominent such that a party knowingly, intelligently and voluntarily waived the right to a jury trial. We believe that this is the case with respect to the subscription agreement. You should consult legal counsel regarding the jury waiver provision before entering into the subscription agreement.

If you bring a claim not arising under the federal securities laws against the Company in connection with matters arising under the subscription agreement, you may not be entitled to a jury trial with respect to those claims, which may have the effect of limiting and discouraging lawsuits against the Company. If a lawsuit is brought against the Company under the agreement, it may be heard only by a judge or justice of the applicable trial court, which would be conducted according to different civil procedures and may result in different outcomes than a trial by jury would have had, including results that could be less favorable to the plaintiff(s) in such an action.

Nevertheless, if the jury trial waiver provision is not permitted by applicable law, an action could proceed under the terms of the agreement with a jury trial. No condition, stipulation or provision of the subscription agreement serves as a waiver by any holder of the Company's securities or by the Company of compliance with any substantive provision of the federal securities laws and the rules and regulations promulgated under those laws.

The jury trial waiver only applies to claims against the Company arising out of or related to the subscription agreement. As the provisions of the subscription agreement relate to the initial sale of the securities, subsequent transferees will not be bound by the subscription agreement and therefore to the conditions, obligations and restrictions thereunder, including the jury trial waiver.

Having a number of non-accredited investors may make us a less attractive acquisition target
Having a large number of non-accredited investors, including holders of SAFEs issued in this Offering, may make the Company a less attractive acquisition target. If another company were to seek to acquire the Company, the transaction could require compliance with applicable federal and state securities laws. While SAFE holders do not have voting rights prior to conversion, an acquisition transaction that results in the issuance of equity securities to SAFE holders upon conversion, or that otherwise requires the consent or participation of a large number of investors, may be viewed under securities laws as involving investment decisions by those holders.

As a result, an acquisition transaction may need to be registered under the Securities Act of 1933 or structured to comply with an available exemption from registration, such as Regulation Crowdfunding or Regulation A. Potential acquirors, particularly those that are not SEC-reporting public companies, may view such compliance requirements as burdensome. This could reduce the likelihood of an acquisition, delay its completion, or cause a potential acquiror to structure a transaction in a manner that does not provide SAFE holders with the same benefits as other investors in the Company.

SECURITY OWNERSHIP OF MANAGEMENT AND CERTAIN SECURITYHOLDERS

The following table sets forth information regarding beneficial ownership of the Company's holders of 20% or more of any class of voting securities as of the date of this filing.

Shareholder Name	Footnote	Number of Shares of Voting Stock Owned	Type of Security Owned	As Percentage of Outstanding Common Stock
Morgan Bierschenk	1	57,166,669	Common Stock	60.51%

1 - In addition, Morgan Bierschenk holds proxy voting rights for an additional 30,929,962 shares of Common Stock (32.74% of outstanding Common Stock).

RECENT OFFERINGS OF SECURITIES

Recent Offerings of Securities
We have made the following issuances of securities within the last three years:

Name: Wefunder Regulation Crowdfunding Revenue Share Note Offering
Type of security sold: Revenue Share Notes
Final amount sold: $1,216,502
Number of Securities Sold: 576

Use of proceeds: Proceeds from the revenue share note offering were used primarily to advance the Company's core product development efforts and to complete required regulatory and testing activities. Additional funds supported ongoing operations, including targeted marketing initiatives, software development, legal and intellectual property matters, and offering-related fees. Overall, the proceeds were used to strengthen the Company's operational foundation and support continued progress toward initial customer deliveries.
Date: August 8, 2025
Offering exemption relied upon: Regulation CF

Name: Wefunder Regulation Crowdfunding SAFE Offering
Type of security sold: SAFE
Final amount sold: $1,867,507
Number of Securities Sold: 1,202
Use of proceeds: Proceeds from this offering were primarily used to support the build-out and commissioning of the Company's pilot manufacturing facility, including production equipment, tooling and early manufacturing operations. Funds were also used to expand the engineering, manufacturing and operations teams and to advance product engineering, material development and regulatory activities.
Date: January 24, 2025
Offering exemption relied upon: Regulation CF

Name: Republic Regulation Crowdfunding SAFE Offering
Type of security sold: SAFE
Final amount sold: $404,109
Number of Securities Sold: 622
Use of proceeds: General corporate purposes, including early product development, material R&D, prototyping, operating expenses, and organizational build-out.
Date: May 1, 2023
Offering exemption relied upon: Regulation CF

Name: Regulation D Offering (2023)
Type of security sold: SAFE
Final amount sold: $1,388,889
Number of Securities Sold: 2
Use of proceeds: General corporate purposes, including early product development, material R&D, prototyping, operating expenses, and organizational build-out.
Date: November 10, 2023
Offering exemption relied upon: Regulation D 506(b)

Name: Regulation D Offering (2024)
Type of security sold: SAFE
Final amount sold: $5,149,273
Number of Securities Sold: 30
Use of proceeds: Proceeds from this offering were primarily used to support the build-out and commissioning of the Company's pilot manufacturing facility, including production equipment, tooling and early manufacturing operations. Funds were also used to expand the engineering, manufacturing and operations teams and to advance product engineering, material development and regulatory activities.
Date: December 19, 2024
Offering exemption relied upon: Regulation D 506(b)

Name: Regulation D Offering (2025)
Type of security sold: SAFE
Final amount sold: $3,519,188
Number of Securities Sold: 55
Use of proceeds: Proceeds from this ongoing offering are being used to support the continued expansion of the Company's manufacturing and delivery capabilities, including production equipment, tooling, and manufacturing operations. Funds are also being used to grow the engineering, manufacturing, and operations teams and to advance product engineering, material development, and related regulatory and operational activities in support of initial customer installations and continued scale-up.
Date: Ongoing
Offering exemption relied upon: Regulation D 506(b)

THE COMPANY'S SECURITIES

The Company's Securities
As part of the Offering, the Company will be offering up to $3,600,000 of SAFEs, with the Co-Issuer issuing 3,600,000 membership interests.

The investment will be made through Geoship 2026 CF SPV LLC, a special purpose investment vehicle exempt from registration under the Investment Company Act pursuant to Rule 270.3a-9 promulgated under that Act. The securities in this Offering will be issued by both the Company and the Co-Issuer. The proceeds from the Offering will be received by the Co-Issuer and invested immediately in the securities issued by the Company. The Co-Issuer will be the legal owner of the SAFEs. Investors in this offering will own membership interests in the Co-Issuer, Pursuant to SEC rules, investors will receive the same economic, voting and information rights in the SAFEs as if they had invested directly with the Company.

The Company requests that you please review this Form C, the Subscription Agreement between the Investor and the Co-Issuer attached as Exhibit D (along with all attachments and exhibits thereto) and the Co-Issuer Operating Agreement attached as Exhibit E, in conjunction with the following summary information.

As an Investor in this Offering, you will be purchasing membership interests in the Co-Issuer, which will be the entity holding the Securities and which will have the rights of a stockholder of the Company. The Co-Issuer is purchasing the following Securities:

Securities Class Information for Current Regulation CF Offering

Simple Agreement for Future Equity (SAFE)

> **Voting Rights**
> Holders of SAFEs do not have voting rights in the Company or Co-Issuer. SAFEs may eventually convert to shares of capital stock of the Company, but otherwise do not have any voting, consent, or shareholder rights unless and until the SAFE converts into shares of capital stock; provided that the SAFE will be treated as equity for tax purposes.

> **Material Rights**
> The SAFE represents a contractual right to receive shares of the Company's capital stock upon the occurrence of certain future events, as described in the SAFE agreement, including a future equity financing or other liquidity event. The SAFE does not accrue interest, does not have a maturity date, and does not represent indebtedness. The specific conversion mechanics, including any valuation cap, discount, or other economic terms, are set forth in the SAFE agreement governing this Offering.

> The rights of the SAFE may be changed by an amendment to the SAFE by holders of a majority of the outstanding investment amount of such SAFEs sold in this Offering.

Each Investor who purchases the Securities is not entitled to vote on any matter or to call for an annual or special shareholder meeting. As a result of purchasing Securities in this Offering, the Investors will have no voting or control over any corporate matters of the Company, including additional issuance of securities, Company repurchase of securities, a sale of the Company or its significant assets, or Company transactions with related parties. Investors in the Co-Issuer will indirectly hold only the Securities (the SAFE) and are completely passive investors. Investors should not purchase the Securities if they are not comfortable with this lack of voting and control.

Securities Class Information for Other Authorized Securities

Common Stock
The number of securities authorized is 250,000,000 with a total of 94,476,396 outstanding.

Voting Rights
Each share of Common Stock is entitled to one vote on all matters submitted to a vote of stockholders, except as otherwise required by law or the Company's governing documents.

Material Rights
Holders of Common Stock are entitled to receive dividends when, as, and if declared by the Company's board of directors, subject to applicable law and any preferential rights of outstanding or future securities. Upon liquidation, dissolution, or winding up of the Company, holders of Common Stock are entitled to share ratably in the Company's remaining assets after payment of liabilities and satisfaction of any liquidation preferences of preferred stock, if any.

How the rights of these securities will affect the rights of the securities sold in the Regulation CF Offering
The securities offered in this Regulation Crowdfunding offering are Simple Agreements for Future Equity (SAFEs) and do not provide investors with voting rights, dividend rights, or other rights of holders of Common Stock at the time of issuance. If and when a SAFE converts into equity, the investor will receive the rights associated with the class of securities issued upon conversion, which may be Common Stock or another class of equity, as determined by the terms of the SAFE and the Company's capital structure at that time.

Preferred Stock
The number of securities authorized is 5,000,000 with a total of 0 outstanding.

Voting Rights
The voting rights of the Company's Preferred Stock, if any shares are issued in the future, will be determined at the time of issuance and set forth in the Company's governing documents and the applicable certificate of designation. As of the date of this offering, no shares of Preferred Stock are issued or outstanding.

Material Rights
The material rights, preferences, and privileges of the Company's Preferred Stock, including any dividend rights, liquidation preferences, conversion features, or other economic or control rights, will be established at the time of issuance and set forth in the applicable certificate of designation and related agreements. As of the date of this offering, no shares of Preferred Stock are issued or outstanding.

How the rights of these securities will affect the rights of the securities sold in the Regulation CF Offering
The securities offered in this Regulation Crowdfunding offering are Simple Agreements for Future Equity (SAFEs). The existence of authorized but unissued Preferred Stock does not affect the rights of SAFE holders at the time of issuance. If and when a SAFE converts into equity, the rights of the investor will depend on the class of securities issued upon conversion and the terms in effect at that time.

Simple Agreements for Future Equity (SAFEs)
The Company has numerous SAFEs currently issued and outstanding totaling an aggregate of $13,426,632 raised from various investors, with various valuation caps and discount terms.

Voting Rights
Holders of SAFEs have no voting rights unless and until the SAFEs convert into shares of the Company's capital stock.

Material Rights
SAFEs represent the right to receive shares of the Company's capital stock upon the occurrence of specified triggering events, such as a future equity financing, liquidity event, or dissolution, as defined in the applicable SAFE agreements. SAFEs do not accrue interest, do not have a maturity date, and do not provide holders with rights to dividends or distributions prior to conversion. The specific conversion terms, including valuation caps and/or discounts, vary by issuance and are set forth in the applicable SAFE agreements.

How the rights of these securities will affect the rights of the securities sold in the Regulation CF Offering
Upon conversion, SAFEs will result in the issuance of shares of the Company's capital stock, which will dilute the ownership percentage of holders of Common Stock, including investors in this Regulation CF offering.

Stock Options (Equity Incentive Awards)
The number of securities authorized is 98,058,331 with a total of 94,572,807 outstanding.

Voting Rights
Holders of stock options do not have voting rights unless and until such options are exercised and shares of Common Stock are issued.

Material Rights
Stock options represent the right to purchase shares of the Company's Common Stock at a specified exercise price, subject to vesting conditions and other terms set forth in the applicable option agreements. Stock options have been granted both pursuant to the Company's equity incentive plan and, in certain cases, outside of the plan pursuant to board approval, including grants to directors and executive officers. Options typically vest over time or upon satisfaction of service-based conditions and may be subject to forfeiture if not exercised within a specified period following termination of service.

How the rights of these securities will affect the rights of the securities sold in the Regulation CF Offering
Upon exercise of stock options and issuance of shares of Common Stock, the ownership percentage of existing stockholders, including investors in this Regulation CF offering, will be diluted.

Warrants
The number of securities issued and outstanding is 27,306.

Voting Rights
Holders of warrants do not have any voting rights. Voting rights attach only upon exercise of the warrants and issuance of shares of Common Stock.

Material Rights
The warrants entitle the holder to purchase shares of the Company's Common Stock at a fixed exercise price, subject to customary anti-dilution adjustments and other standard terms. The warrants are exercisable prior to expiration and may be exercised on a cash or net-exercise basis, as provided in the applicable warrant agreement. Until exercised, the warrants do not confer any rights of a stockholder, including voting, dividend, or liquidation rights.

How the rights of these securities will affect the rights of the securities sold in the Regulation CF Offering
Upon exercise of the warrants and issuance of Common Stock, the ownership percentage of existing stockholders, including investors in this Regulation CF offering, will be diluted.

Minority interest
As minority investor in securities of the Company, you will not have any rights in regard to the corporate actions of the Company, including additional issuances of securities, Company repurchases of securities, a sale of the Company or its significant assets, or Company transactions with related parties.

Dilution
Investors should understand the potential for dilution. When an investor makes an investment in a class of securities that represents ownership in a company (common shares or interests are most common), the investor's percentage of ownership can go down over time, which is called dilution. An investor's stake in a company may be diluted due to the company issuing additional securities of the same class. In other words, when a company issues more securities that reflect ownership (or additional equity interests), the percentage of the company that you own will go down, even though the value of the company may go up. The investor will own a smaller piece of a larger company. This increase in the number of securities outstanding could result from various other issuance types too, like a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g., convertible bonds, preferred shares or warrants) into securities reflecting ownership of the same class.

If a company decides to issue more securities, an investor could experience value dilution, with each security being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per securities (though this typically occurs only if the company offers dividends, and most early-stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

The type of dilution that hurts early-stage investors mostly occurs when a company sells more securities representing ownership in a "down round," meaning at a lower valuation than in earlier offerings. An example of how this might occur is as follows (numbers are for illustrative purposes only):

- In June 2022, Jane invests $20,000 for shares/interests that represent 2% of a company valued at $1 million.
- In December, the company was doing very well and sells $5 million in shares/interests to venture capitalists on a valuation (before the new investment) of $10 million. Jane now owns only 1.3% of the company but her stake is worth $200,000.
- In June 2023, the company has run into serious problems and in order to stay afloat it raises $1 million at a valuation of only $2 million (the "down round"). Jane now owns only 0.89% of the company and her stake is worth only $26,660.

This type of dilution might also happen upon conversion of convertible notes into securities representing ownership. Typically, the terms of convertible notes issued by early-stage companies provide that in the event of another round of financing, the holders of the convertible notes get to convert their notes into equity at a "discount" to the price paid by the new investors, i.e., they get more securities than the new investors would for the same price. Additionally, convertible notes may have a "price cap" on the conversion price, which effectively acts as a securities price ceiling. Either way, the holders of the convertible notes get more securities for their money than new investors. In the event that the financing is a "down round" the holders of the convertible notes will dilute existing equity holders, and even more than the new investors do, because they get more securities for their money.

If you are making an investment expecting to own a certain percentage of the Company or expecting the Securities to hold a certain amount of value, it's important to realize how the value of the Securities can decrease by actions taken by the Company. Dilution can make drastic changes to the value of the Securities, ownership percentage, voting control, and earnings per Security.

VALUATION

Post-Money Valuation: For investors who invest during the first 22 days of the Offering, the SAFEs will have a post-money valuation cap of $94,000,000. For investors who invest after this initial period, the SAFEs will have a post-money valuation cap of $111,000,000.

Valuation Details:
The Securities offered in this Offering are Simple Agreements for Future Equity ("SAFEs"), which do not represent an immediate ownership interest in the Company and are not priced based on a current valuation of the Company. As a result, no pre-money or post-money valuation is being established in connection with this Offering.

As discussed in "Dilution" above, the valuation of the company at the time of a future equity financing, liquidity event, or other conversion event will determine the number of shares issuable upon conversion of the SAFEs and, accordingly, the degree of dilution experienced by investors. Early-stage companies such as the Company often issue SAFEs and other convertible instruments prior to establishing a definitive valuation, reflecting the uncertainty inherent in valuing a business at this stage of development.

The SAFEs issued in this Offering include conversion mechanics intended to reward early participation, including (i) a discount to the price per share paid by investors in the Company's next priced equity financing and (ii) a valuation cap, each of which applies only upon the occurrence of a qualifying future conversion event. The discount provides SAFE holders with the right to convert at a price per share equal to 85% of the price per share paid by investors in the next priced equity financing, subject to the valuation cap described below.

The valuation cap is a contractual term that establishes a maximum valuation at which the SAFEs may convert into equity upon a qualifying future financing or other conversion event. For investors who invest during the first 22 days of the Offering, the SAFEs will have a post-money valuation cap of $94,000,000. For investors who invest after this initial period, the SAFEs will have a post-money valuation cap of $111,000,000. The valuation cap is not a representation of the Company's current valuation and does not imply that the Company could be sold or financed at that valuation. Rather, it is intended solely to provide investors with a measure of downside protection relative to future equity financings.

Different investors in this Offering may be subject to different valuation caps or other conversion terms, as described in "Securities Being Offered." Future equity financings or liquidity events may occur at valuations that are higher or lower than the applicable valuation caps, and there can be no assurance as to the timing, terms, or likelihood of any such events.

Related Party Transactions

None

Transferability of securities

Pursuant to Regulation CF, for a year, the securities can only be resold:

• In an IPO;
• To the Company;
• To an accredited investor; and
• To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The Company requests that you please review this Form C, the Subscription Agreement between the Investor and the Co-Issuer attached as Exhibit D (along with all attachments and exhibits thereto) and the Co-Issuer LLC Operating Agreement attached as Exhibit E, in conjunction with the following summary information.

As an Investor in this Offering, you will be purchasing SAFE in the Co-Issuer, which will be the entity holding the Securities and which will have the rights of a stockholder of the Company.

General overview of the Company's current financial condition based on the financials included with this Offering
The Company's financial condition as of December 31, 2024, reflects its position as an early-stage housing technology company transitioning from research and development into initial commercialization. Operating losses to date have been driven primarily by deliberate investments in product engineering, manufacturing readiness, regulatory approvals, pilot production and team expansion, rather than by declines in demand or operational disruption.

The Company has funded these activities through a combination of equity financings, Simple Agreements for Future Equity (SAFEs) and other structured financing arrangements that are designed to support long-term growth. A significant portion of the Company's reported liabilities consists of financing instruments that are expected to convert into equity or be satisfied through future revenue participation, rather than near-term cash repayment.

Management believes the Company's financial position reflects continued progress toward commercialization and scale.

Company's Cash and Cash Equivalents
As of December 31, 2024, the Company had cash and cash equivalents of $3,576,407, compared to $1,105,863 as of December 31, 2023. Cash and cash equivalents consist primarily of cash on deposit and money market funds held at accredited financial institutions. The increase in cash during 2024 was primarily attributable to proceeds from financing activities, including the issuance of Simple Agreements for Future Equity (SAFEs), partially offset by cash used in operating and investing activities.

Company's Liquidity and Capital Resources

The Company's liquidity strategy is centered on maintaining sufficient cash resources to fund operations while advancing toward initial revenue generation and scale. Cash has been deployed primarily to support manufacturing development, regulatory approvals, prototype production, personnel growth and infrastructure necessary to support customer installations.

The Company expects to continue incurring operating losses in the near term as it invests in scaling manufacturing capacity, completing initial customer installations and building organizational infrastructure.

The Company's ability to continue operations is dependent on its ability to raise additional capital and, over time, generate revenue from product sales and related services. Management believes that existing cash resources, together with proceeds from this offering and anticipated future financings, provide a reasonable basis to support planned operations and growth initiatives.

Company's Capital Expenditures and Other Obligations

Capital expenditures to date have primarily related to the development of manufacturing facilities, production tooling, equipment and related infrastructure necessary to support production. The Company anticipates that future capital expenditures will continue to focus on expanding manufacturing capacity, improving production efficiency and supporting installation and delivery operations.

Other obligations include operating leases, vendor commitments and structured financing arrangements, including revenue participation obligations and instruments that may convert into equity upon future financing events. Management evaluates capital expenditures and commitments on an ongoing basis to align spending with operational milestones and available capital resources.

Company's Historical Results of Operations

The Company has not generated operating revenues to date and has incurred net losses as it has invested in product engineering, initial manufacturing operations, regulatory approvals and organizational growth. For the year ended December 31, 2024, the Company's results reflect continued execution against these objectives, with operating expenses driven primarily by research and development activities, personnel costs, manufacturing and facilities expenses and professional and administrative support necessary to support commercial-grade production.

Any Material Changes, Trends and Other Information known to Management subsequent to the period covered by the financial statements

Subsequent to December 31, 2024, the Company has made several material advancements in its operations and regulatory positioning. In 2025, the Company obtained California Factory-Built Housing certification, a significant regulatory milestone that enables broader commercialization and delivery of its housing products.

In addition, the Company has commenced installation of its first customer home. While the installation is ongoing and has not yet resulted in recognized revenue, management views this as a significant operational milestone that validates the Company's manufacturing, delivery and installation processes.

During 2025, the Company also raised additional capital through the issuance of revenue share and SAFE notes to support ongoing operations, manufacturing capacity and organizational growth. These financings have strengthened the Company's liquidity position and extended its operational runway.

Management is not aware of any other material events or transactions occurring subsequent to the period covered by the financial statements that would require further disclosure.

Company Debt

As of December 31, 2024, the Company's material indebtedness includes a long-term promissory note in the original principal amount of $1,000,000 with a maturity date in 2030. In addition, the Company has entered into revenue-based financing arrangements and other debt obligations in the ordinary course of its financing activities, as reflected in its audited financial statements.

The Company previously had a short-term promissory note with an original principal amount of $20,000 that was temporarily past its stated repayment date with the consent of the lender. That obligation has since been repaid in full and is no longer outstanding.

USE OF PROCEEDS

The Company anticipates using the proceeds from this Offering (not including proceeds from the Investor Transaction Fee) in the following manner:

Purpose or Use of Funds	Allocation of Proceeds for a Target Amount Raise	Percentage of Proceeds for a Target Amount Raise	Allocation of Proceeds for a Maximum Amount Raise	Percentage of Proceeds for a Maximum Amount Raise
Intermediary Fees	$850	8.5%	$306,000	8.5%
Manufacturing & Product	$9,150	91.5%	$2,402,284	66.7%
Sales & Marketing	$0	0.0%	$289,135	8.0%
Operations	$0	0.0%	$333,425	9.3%
Working Capital	$0	0.0%	$269,156	7.5%
Total	$10,000	100.0%	$3,600,000	100.0%

The identified uses of proceeds above are subject to change at the sole direction of the officers and directors based on the business needs of the Company.

Disqualification
Neither the Company nor its controlling persons, are subject to any bad actor disqualifications under any relevant U.S. securities laws.

Neither the Company nor its controlling persons, are subject to any matters that would have triggered disqualification but occurred prior to May 16, 2016.

Compliance Failure
The Company has not previously failed to comply with the requirements of Regulation Crowdfunding.

Tax Matters

EACH PROSPECTIVE PURCHASER SHOULD CONSULT WITH HIS OWN TAX AND ERISA ADVISOR AS TO THE PARTICULAR CONSEQUENCES TO THE PURCHASER OF THE PURCHASE, OWNERSHIP AND SALE OF THE PURCHASER'S SECURITIES, AS WELL AS POSSIBLE CHANGES IN THE TAX LAWS.

In addition to the restrictions pursuant to Regulation CF, investors have additional contractual restrictions on being able to transfer the securities purchased in this Offering. The restrictions require the Company to approve before any transfer may be made.

OTHER INFORMATION

Bad Actor Disclosure

Neither the Company nor the Co-Issuer, nor their controlling persons, are subject to any bad actor disqualifications under any relevant U.S. securities laws.

Neither the Company nor the Co-Issuer, nor their controlling persons, are subject to any matters that would have triggered disqualification but occurred prior to May 16, 2016.

Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website, no later than 120-days after the Company's fiscal year end. The annual reports will be updated on the Company's website https://geoship.is/.

The Company must continue to comply with the ongoing reporting requirements until:

(1) the Company is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;
(2) the Company has filed at least three annual reports pursuant to Regulation CF and has total assets that do not exceed $10,000,000;
(3) the Company has filed at least one annual report pursuant to Regulation CF and has fewer than 300 holders of record;
(4) the Company or another party repurchases all of the Securities issued in reliance on Section 4(a)(6) of the 1933 Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or
(5) the Company liquidates or dissolves its business in accordance with state law.

Neither the Company nor any of its predecessors (if any) previously failed to comply with the congoing reporting requirement of Regulation CF.

INVESTMENT PROCESS

Investment Confirmation Process

In order to purchase the Securities, you must make a commitment to purchase by completing the subscription process hosted by the Intermediary at https://invest.geoship.is/, including complying with the Intermediary's know your customer (KYC) and anti-money laundering (AML) policies. If an Investor makes an investment commitment under a name that is not their legal name, they may be unable to redeem their Security indefinitely, and neither the Intermediary nor the Company are required to correct any errors or omissions made by the Investor.

Investor funds will be held in escrow with the Escrow Agent until the Target Offering Amount has been met or exceeded and one or more closings occur. Investors may cancel an investment commitment until up to 48 hours prior to the Target Date, or such earlier time as such earlier time the Company designates pursuant to Regulation CF, using the cancellation mechanism provided by the Intermediary. If an Investor does not cancel an investment commitment before the 48-hour period prior to the Target Date, the funds will be released to the issuer upon closing of the Offering and the Investor will receive the Securities in exchange for his or her investment.

The Company will notify Investors when the Target Offering Amount has been reached. If the Company reaches the Target Offering Amount prior to the Target Date, it may close the Offering early provided (i) the expedited Target Date must be twenty-one (21) days from the time the Offering opened, (ii) the Company must provide at least five (5) business days' notice prior to the expedited Target Date to the Investors and (iii) the Company continues to meet or exceed the Target Offering Amount on the date of the expedited Target Date.

Rolling and Early Closings: The Company may elect to undertake rolling closings, or an early closing after it has received investment interests for its Target Offering Amount. During a rolling closing, those investors that have committed funds will be provided five days' notice prior to acceptance of their subscriptions, release of funds to the Company, and issuance of securities to the investors. During this time, the Company may continue soliciting investors and receiving additional investment commitments. Investors should note that if investors have already received their Securities, they will not be required to reconfirm upon the filing of a material amendment to the Form C. In an early closing, the Offering will terminate upon the new target date ("Revised Target Date"), which must be at least five days from the date of the notice.

Investment Cancellations: Investors will have up to 48 hours prior to the Target Date or Revised Target Date, whichever is earlier to change their minds and cancel their investment commitments for any reason. Once the date is within 48 hours of the earlier of the two dates, Investors will not be able to cancel for any reason, even if they make a commitment during this period, and Investors will receive their securities from the Issuer in exchange for their investment.

Notifications: Investors will receive periodic notifications regarding certain events pertaining to this Offering, such as the Company reaching its Target Offering Amount, the Company making an early closing, the Company making material changes to its Form C, and the offering closing at its target date.

Material Changes: Material changes to an offering include but are not limited to:
A change in Target Offering Amount, change in security price, change in management, etc. If Company makes a material change to the offering terms or other information disclosed, including a change to the Target Date, or Revised Target Date, Investors will be given five business days to reconfirm their investment commitment. If Investors do not reconfirm, their investment will be canceled, and the funds will be returned.

Investor Limitations

Investors are limited in how much they can invest on all crowdfunding offerings during any 12-month period. The limitation on how much they can invest depends on their net worth (excluding the value of their primary residence) and annual income. If either their annual income or net worth is less than $124,000, then during any 12-month period, they can invest up to the greater of either $2,500 or 5% of the greater of their annual income or Net worth. If both their annual income and net worth are equal to or more than $124,000, then during any 12-month period, they can invest up to 10% of annual income or net worth, whichever is greater, but their investments cannot exceed $124,000. If the investor is an "accredited investor" as defined under Rule 501 of Regulation D under the Securities Act, as amended, no investment limits apply.

Updates

Information regarding updates to the offering and to subscribe can be found at https://invest.geoship.is/, as required by Regulation CF. Information regarding the progress of the Issuer meeting the Target Offering Amount can be read with the Update filings the Issuer will make via the SEC's EDGAR system.

ADDITIONAL INFORMATION

The summaries of, and references to, various documents in this Form C do not purport to be complete and in each instance reference should be made to the copy of such document which is either an appendix to this Form C or which will be made available to Investors and their professional advisors upon request.

Prior to making an investment decision regarding the Securities described herein, prospective Investors should carefully review and consider this entire Form C. The Company is prepared to furnish, upon request, a copy of the forms of any documents referenced in this Form C. The Company's representatives will be available to discuss with prospective Investors and their representatives and advisors, if any, any matter set forth in this Form C or any other matter relating to the Securities described in this Form C, so that prospective Investors and their representatives and advisors, if any, may have available to them all information, financial and otherwise, necessary to formulate a well-informed investment decision. Additional information and materials concerning the Company will be made available to prospective Investors and their representatives and advisors, if any, at a mutually convenient location upon reasonable request.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

/s/ Mikael Mikailian
_____
(Signature)

Mikael Mikailian
_____
(Name)

CEO
_____
(Title)

January 27, 2026
_____
(Date)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C has been signed by the following persons in the capacities and on the dates indicated.

/s/ Mikael Mikailian
_____
(Signature)

Mikael Mikailian
_____
(Name)

CEO and Director
_____
(Title)

January 27, 2026
_____
(Date)
/s/ Morgan Bierschenk
_____
(Signature)

Morgan Bierschenk
_____
(Name)

Director
_____
(Title)

January 27, 2026	
(Date)	
/s/ Bastiaan Kools	
(Signature)	
Bastiaan Kools	
(Name)	
Director	
(Title)	

January 27, 2026	
(Date)	
/s/ Kurt McFarland	
(Signature)	
Kurt McFarland	
(Name)	
CFO and principal accounting officer	
(Title)	

January 27, 2026	
(Date)	

Instructions.

1.   The form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

2.   The name of each person signing the form shall be typed or printed beneath the signature.

Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

Exhibit B

Issuer Financial Statements and SPV Financial Statements

GEOSHIP S.P.C.

FINANCIAL STATEMENTS AND INDEPENDENT AUDITOR'S REPORT

DECEMBER 31, 2024 and 2023

GEOSHIP S.P.C.
TABLE OF CONTENTS



To the Board of Directors of
Geoship S.P.C, Inc.
Nevada City, CA

INDEPENDENT AUDITOR'S REPORT

Opinion

We have audited the accompanying financial statements of Geoship S.P.C, Inc. (the "Company") which comprise the balance sheets as of December 31, 2024 and 2023, and the related statements of operations, changes in stockholders' deficit, and cash flows for the years then ended, and the related notes to the financial statements.

In our opinion, the financial statements referred to above presents fairly, in all material respects, the financial position of the Company as of December 31, 2024 and 2023, and the results of its operations and its cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

Basis for Opinion

We conducted our audit in accordance with auditing standards generally accepted in the United States of America (GAAS). Our responsibilities under those standards are further described in the Auditor's Responsibilities for the Audit of the Financial Statements section of our report. We are required to be independent of the Company and to meet our other ethical responsibilities in accordance with the relevant ethical requirements relating to our audits. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Substantial Doubt About the Company's Ability to Continue as a Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As described in Note 2 to the financial statements, the Company has not generated profits since inception, has sustained net losses of $3,289,864 and $1,910,888 for the years ended December 31, 2024 and 2023, respectively. As of December 31, 2024, the Company had an accumulated deficit of $11,034,481 and limited liquid assets with $3,576,407 of cash relative to current liabilities of $1,135,370 and cash used in operations of $3,157,855 in the year ended December 31, 2024. The Company was in default on debt obligations as of December 31, 2024. These factors, among others, raise substantial doubt about the Company's ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 2. The financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our opinion is not modified with respect to this matter.

Responsibilities of Management for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of the financial statements that are free from material misstatement, whether due to fraud or error.

Artesian CPA, LLC
1312 17th Street, #462| Denver, CO 80202
p: 877.968.3330 f: 720.634.0905
info@ArtesianCPA.com | www.ArtesianCPA.com

In preparing the financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company's ability to continue as a going concern within one year after the date that the financial statements are available to be issued.

Auditor's Responsibilities for the Audit of the Financial Statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor's report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with generally accepted auditing standards will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements, including omissions, are considered material if there is a substantial likelihood that, individually or in the aggregate, they would influence the judgment made by a reasonable user based on the financial statements.

In performing an audit in accordance with generally accepted auditing standards, we:

- Exercise professional judgment and maintain professional skepticism throughout the audit.

- Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.

- Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, no such opinion is expressed.

- Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the financial statements.

- Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company's ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control related matters that we identified during the audit.

/s/ Artesian CPA, LLC

Artesian CPA, LLC
Denver, Colorado
April 22, 2025

GEOSHIP S.P.C
BALANCE SHEETS

		As of December 31,		
		2024		2023
ASSETS				
Current assets:				
Cash and cash equivalents	$	3,576,407	$	1,105,863
Other receivable		700		-
Loan Receivable		3,080		-
Inventory		32,509		-
Deferred offering costs		107,192		-
Prepaid expenses and other current assets		35,206		3,200
Total current assets		3,755,094		1,109,063
Land		504,000		504,000
Property and equipment, net		356,661		27,554
Operating lease right of use assets, net		403,046		-
Finance lease right of use assets, net		38,982		-
Intangible assets		43,362		-
Deposits		105,557		-
Total assets	$	5,206,702	$	1,640,617
LIABILITIES AND STOCKHOLDERS' DEFICIT				
Current liabilities:				
Accounts payable	$	183,308	$	43,445
Accrued expenses		340,001		151,525
Deferred revenue		409,388		271,139
Operating lease right of use liabilities, current portion		160,023		-
Finance lease right of use liabilities, current portion		7,238		-
Note payable, current portion		20,000		275,000
Financing liability, current portion		15,412		-
Total current liabilities		1,135,370		741,109
Note payable, net of unamortized discount		865,619		841,236
Financing liability		60,813		-
Operating lease right of use liabilities		243,523		-
Finance lease right of use liabilities		29,442		-
Liability from revenue sharing agreement		1,553,959		850,593
Future equity obligations		6,041,577		1,510,890
Total liabilities		9,930,303		3,943,828
Commitments and contingencies				
Stockholders' deficit:				
Preferred stock, $0.0001 par value, 5,000,000 shares authorized, no shares issued or outstanding		-		-
Common stock, $0.0001 par value, 25,000,000 shares authorized, 11,956,143 and 11,916,487				
issued and outstanding as of December 31, 2024 and 2023, respectively		1,196		1,192
Treasury shares		-		-
Additional paid-in capital		6,309,684		5,440,214
Accumulated deficit		(11,034,481)		(7,744,617)
Total stockholders' deficit		(4,723,601)		(2,303,211)
Total liabilities and stockholders' deficit	$	5,206,702	$	1,640,617

See Independent Auditor's Report and accompanying notes, which are an integral part of these financial statements.

GEOSHIP S.P.C
STATEMENTS OF OPERATIONS

	Year Ended	
	December 31, 2024	December 31, 2023
Revenues	$ -	$ -
Operating expenses:		
General and administrative	2,314,251	765,147
Sales and marketing	224,863	127,318
Research and development	1,897,318	355,731
Total operating expenses	4,436,432	1,248,196
Loss from operations	(4,436,432)	(1,248,196)
Other income (expense):		
Interest expense	(114,170)	(107,985)
Dividend income	41,456	5,662
Loss on disposal of asset	(5,737)	-
Other income	3,083	-
Finance charges on revenue sharing agreements	(225,509)	(145,445)
Change in fair value of future equity obligations	1,447,445	(414,924)
Total other income (expense), net	1,146,568	(662,692)
Provision for income taxes	-	-
Net loss	$ (3,289,864)	$ (1,910,888)
Weighted average common shares outstanding - basic and diluted	11,956,143	11,906,229
Net loss per common share - basic and diluted	$ (0.28)	$ (0.16)

See Independent Auditor's Report and accompanying notes, which are an integral part of these financial statements.

GEOSHIP S.P.C.
STATEMENTS OF CHANGES IN STOCKHOLDERS' DEFICIT

	Preferred Stock		Common Stock		Treasury Shares		Additional Paid-in Capital	Accumulated Deficit	Total Stockholders' Deficit
	Shares	Amount	Shares	Amount	Shares	Amount			
Balances at December 31, 2022	-	$ -	14,854,947	$ 1,486	-	$ -	$ 5,040,870	$ (5,833,729)	$ (791,373)
Issuance of common stock	-	-	61,540	6	-	-	79,994	-	80,000
Shares returned by CEO	-	-	(3,000,000)	(300)	3,000,000	-	300	-	-
Stock-based compensation expense	-	-	-	-	-	-	315,381	-	315,381
Customer reservation deposits	-	-	-	-	-	-	3,669	-	3,669
Net loss	-	-	-	-	-	-	-	(1,910,888)	(1,910,888)
Balances at December 31, 2023	-	-	11,916,487	1,192	3,000,000	-	5,440,214	(7,744,617)	(2,303,211)
Issuance of common stock	-	-	39,656	4	-	-	(4)	-	-
Stock-based compensation expense	-	-	-	-	-	-	869,474	-	869,474
Net loss	-	-	-	-	-	-	-	(3,289,864)	(3,289,864)
Balances at December 31, 2024	-	$ -	11,956,143	$ 1,196	3,000,000	$ -	$ 6,309,684	$ (11,034,481)	$ (4,723,601)

See Independent Auditor's Report and accompanying notes, which are an integral part of these financial statements.

5

GEOSHIP S.P.C.

STATEMENTS OF CASH FLOWS

	Year Ended December 31,	
	2024	**2023**
Cash flows from operating activities:		
Net loss	$ (3,289,864)	$ (1,910,888)
Adjustments to reconcile net loss to net cash used in operating activities:		
Stock-based compensation expense	869,474	315,381
Amortization of loan discount	24,383	24,383
Depreciation	8,534	10,386
Loss on disposal of asset	5,737	-
Finance lease right-of-use asset amortization	4,663	-
Interest on finance lease liability	1,863	-
Change in fair value of future equity obligations	(1,447,445)	414,924
Finance charges on revenue sharing agreements	225,509	145,445
Changes in operating assets and liabilities:		
Inventory	(32,509)	9,926
Accounts receivable	-	4,768
Other receivable	(700)	-
Operating lease right of use assets, net	97,796	-
Loan Receivable	(3,080)	-
Fund held in escrow	-	803
Prepaid expenses and other current assets	(32,006)	(3,200)
Accounts payable	139,863	38,001
Accrued expenses	228,974	107,267
Operating lease liability	(97,296)	-
Deferred revenue	138,249	(4,891)
Net cash used in operating activities	(3,157,855)	(847,695)
Cash flows from investing activities:		
Purchase of property and equipment	(270,659)	(6,395)
Sale of property and equipment	9,000	-
Purchase of intangible assets	(43,362)	-
Deposit	(105,557)	-
Net cash used in investing activities	(410,578)	(6,395)
Cash flows from financing activities:		
Proceeds from (repayments of) notes payables	(75,000)	30,000
Proceeds from future equity obligation and revenue sharing liability	6,235,492	1,801,113
Repayment of financing liability	(5,495)	-
Repayment of finance lease liability	(8,828)	-
Issuance of common stock	-	80,000
Subscription receivable	-	1,975
Offering costs	(107,192)	-
Net cash provided by financing activities	6,038,977	1,913,088
Net change in cash and cash equivalents	2,470,544	1,058,998
Cash and cash equivalents at beginning of year	1,105,863	46,865
Cash and cash equivalents at end of year	$ 3,576,407	$ 1,105,863
Supplemental disclosure of cash flow information:		
Cash paid for income taxes	$ -	$ -
Cash paid for interest	$ 36,500	$ 7,500
Supplemental disclosure of non-cash investing and financing activities:		
Deferred revenue in connection with issuances of common stock	$ -	$ 3,669
Purchase of property and equipment through financing liability	$ 81,720	$ -
Conversion of note payable to future equity obligations	$ 180,000	$ -
Conversion of accrued interest to future equity obligations	$ 42,480	$ -
Finance lease liability arising from obtaining finance lease right-of-use asset	$ 43,645	$ -
Recognition of finance lease right-of-use asset	$ 43,654	$ -
Operating lease liability arising from obtaining operating lease right-of-use asset	$ 500,842	$ -
Recognition of operating lease right-of-use asset	$ 500,842	$ -

See Independent Auditor's Report and accompanying notes, which are an integral part of these financial statements.

GEOSHIP S.P.C.

NOTES TO THE FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2024 AND 2023 AND FOR THE YEARS THEN ENDED

1. **NATURE OF OPERATIONS**

   Geoship S.P.C. (the "Company") was formed on January 24, 2014, as a Washington social purpose corporation. The Company designs and produces affordable, regenerative, resilient, and healthy homes. The Company's vision is a revolution in homebuilding, aiming to reconnect with human communities and the natural world. Our social purpose is to create tools for healthy living in community in harmony with nature. The Company is headquartered in Nevada City, California.

2. **GOING CONCERN**

   The Company has evaluated whether there are certain conditions and events, considered in the aggregate, that raise substantial doubt and the Company's ability to continue as a going concern within one year after the date that the financial statements are available to be issued.

   The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company has not generated profits since inception, has sustained net losses of $3,289,864 and $1,910,888 for the years ended December 31, 2024 and 2023, respectively. As of December 31, 2024, the Company had an accumulated deficit of $11,034,481 and limited liquid assets with $3,576,407 of cash relative to current liabilities of $1,135,370. The Company was in default on debt obligations as of December 31, 2024. These factors raise substantial doubt about the Company's ability to continue as a going concern. The Company's ability to continue as a going concern for the next twelve months is dependent upon its ability to generate sufficient cash flow from operations to meet its obligations, which it has not been able to accomplish to date, and/or to obtain additional financing. Through the date the financial statements were available to be issued, the Company has been financed by the issuance of common stock, note payables and Simple Agreements for Future Equity ("SAFE") amounts. No assurances can be given that the Company will be successful in these efforts. The financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities as a result of this uncertainty.

3. **SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES**

   Basis of Presentation

   The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("GAAP"). The Company has adopted the calendar year as its basis for reporting.

   Use of Estimates

   The preparation of the Company's financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Significant estimates and assumptions reflected in these financial statements include, but are not limited to, inventory, the valuations of SAFE liabilities, revenue sharing liabilities and stock compensation expense. The Company bases its estimates on historical experience, known trends and other market-specific or other relevant factors that it believes to be reasonable under the circumstances. On an ongoing basis, management evaluates its estimates when there are changes in circumstances, facts and experience. Changes in estimates are recorded in the period in which they become known. Actual results could differ from those estimates.

   Concentrations of Credit Risk

   Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash and cash equivalents. The Company generally maintains balances in various operating accounts at financial institutions that management believes to be of high credit quality, in amounts that may exceed federally insured limits. The Company has not experienced any losses related to its cash and cash equivalents and does not believe that it is subject to unusual credit risk beyond the normal credit risk associated with commercial banking relationships. On December 31, 2024 and 2023, all of the Company's cash and cash equivalents were held at accredited financial institutions. As of December 31, 2024 and 2023, the Company's cash and cash equivalents exceeded the FDIC insured limits by $3,196,845 and $852,054, respectively.

Risks and Uncertainties

The Company is dependent upon additional capital resources for its planned full-scale operations and is subject to significant risks and uncertainties, including failing to secure funding to continue to operationalize the Company's plans or failing to profitably operate the business.

Cash and Cash Equivalents

The Company considers all highly liquid investments with maturities of three months or less at the date of purchase to be cash equivalents. Money market funds are classified as cash equivalents if they are short-term, highly liquid investments readily convertible to known amounts of cash and subject to an insignificant risk of changes in value. As of December 31, 2024 and 2023, the Company held $3,060,147 and $1,102,054 in money market funds, respectively, which were classified as cash equivalents. For the years ended December 31, 2024 and 2023, money market funds earned dividend income of $41,456 and $5,662, respectively.

Fair Value Measurements

Certain assets and liabilities of the Company are carried at fair value under GAAP. Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. Valuation techniques used to measure fair value must maximize the use of observable inputs and minimize the use of unobservable inputs. Financial assets and liabilities carried at fair value are to be classified and disclosed in one of the following three levels of the fair value hierarchy, of which the first two are considered observable and the last is considered unobservable:

- Level 1—Quoted prices in active markets for identical assets or liabilities.

- Level 2—Observable inputs (other than Level 1 quoted prices), such as quoted prices in active markets for similar assets or liabilities, quoted prices in markets that are not active for identical or similar assets or liabilities, or other inputs that are observable or can be corroborated by observable market data.

- Level 3—Unobservable inputs that are supported by little or no market activity that are significant to determining the fair value of the assets or liabilities, including pricing models, discounted cash flow methodologies and similar techniques.

The carrying values of the Company's assets and liabilities approximate their fair values.

See Note 4 for fair value measurement disclosures.

Accounts Receivable

Accounts receivables are derived from products and services delivered to customers and are stated at their net realizable value. Each month, the Company reviews its receivables on a customer-by-customer basis and evaluates whether an allowance for doubtful accounts is necessary based on any known or perceived collection issues. Any balances that are eventually deemed uncollectible are written off against the allowance after all means of collection have been exhausted and the potential for recovery is considered remote.

Subscription Receivable

The Company records stock issuances at the effective date. If the subscription is not funded upon issuance, the Company records a subscription receivable as an asset on a balance sheet. When subscription receivables are not received prior to the issuance of financial statements at a reporting date in satisfaction of the requirements under FASB ASC 505-10-45-2, the subscription is reclassified as a contra account to stockholders' deficit on the balance sheet.

Inventory

Inventories consist of components from the Company's suppliers. Costs of inventories include all costs incurred to bring inventory to its current condition, including inbound freight and duties. Inventory is recorded at the lower of cost or net realizable value using the specific identification method. If the Company determines that the estimated net realizable value of its inventory is less than the carrying value of such inventory, it records a charge to cost of net revenues to reflect the lower of cost or net realizable value. If actual market conditions are less favorable than those projected by the Company, further adjustments may be required that would increase the cost of goods sold in the period in which such a determination was made.

As of December 31, 2024 and 2023, the Company had $32,509 and $0, respectively, in work in progress components.

Property and Equipment, Net and Land

Property and equipment, net includes long-term fixed assets such as machinery and equipment, reported net of depreciation. Property and equipment are recorded at cost. The Company has a policy to capitalize expenditures with useful lives in excess of one year and costs exceeding $5,000 as property and equipment. Depreciation is expensed using the straight-line method over the estimated useful lives of the assets. Depreciation commences when the asset is placed into service, that is, when it is ready for its intended use, regardless of whether it is actually being used. Assets under construction are not depreciated until they are complete and available for use. During 2024 and 2023, all of the Company's property and equipment were depreciated over three to ten years. The Company's land is capitalized and not depreciated. Additions and improvements are capitalized while routine repairs and maintenance are charged to expense as incurred. Upon sale or disposition, the historically recorded asset cost and accumulated depreciation are removed from the accounts, and the net amount less proceeds from disposal is charged or credited to other income (expense). The Company reviews the recoverability of equipment, including the useful lives, on an annual basis or whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. No impairment charge was considered necessary at December 31, 2024 or 2023.

Intangible Assets

During the year, the Company acquired two domain names geoship.com and geodome.com to support its branding and digital presence. The domain name has been recognized as an intangible asset in the Company's financial statements, measured at its purchase cost. The domain name is considered to have an indefinite useful life and will not be amortized but is subject to periodic impairment assessment in accordance with applicable accounting standards. No impairment charge was considered necessary for the years ended December 31, 2024 and 2023.

Impairment of Long-Lived Assets

The Company continually monitors events and changes in circumstances that could indicate the carrying amounts of long-lived assets may not be recoverable. When such events or changes in circumstances are present, the Company assesses the recoverability of long-lived assets by determining whether the carrying value of such assets will be recovered through undiscounted expected future cash flows. If the total of the future cash flows is less than the carrying amount of those assets, the Company recognizes an impairment loss based on the excess of the carrying amount over the fair value of the assets. Assets to be disposed of are reported at the lower of the carrying amount or the fair value less costs to sell. The Company did not record any impairment losses on long-lived assets during the years ended December 31, 2024 or 2023.

Offering Costs

The Company complies with the requirements of FASB ASC 340-10-S99-1 with regard to offering costs. Prior to the completion of an offering, offering costs are capitalized as deferred offering costs on the balance sheet. The deferred offering costs are charged to stockholders' deficit upon the completion of an offering or to expense if the offering is not completed.

Revenue Recognition

The Company adopted ASU 2014-09, *Revenue from Contracts with Customers*, and its related amendments (collectively known as "ASC 606"), effective January 1, 2018. The Company determines revenue recognition through the following steps:

- Identification of a contract with a customer;
- Identification of the performance obligations in the contract;
- Determination of the transaction price;
- Allocation of the transaction price to the performance obligations in the contract; and
- Recognition of revenue when or as the performance obligations are satisfied.

Revenue is recognized when performance obligations are satisfied through the transfer of control of promised goods to the Company's customers in an amount that reflects the consideration expected to be received in exchange for transferring goods or services to customers. Control transfers once a customer has the ability to direct the use of, and obtain substantially all of the benefits from, the product. This includes the transfer of legal title, physical possession, the risks and rewards of ownership, and customer acceptance.

The Company has taken pre-sale deposits on future products for several years, which are recorded to deferred revenues on the balance sheet and totaled to $409,388 and $271,139 as of December 31, 2024 and 2023, respectively.

Advertising Costs

Advertising costs are expended as incurred. During the years ended December 31, 2024 and 2023, advertising costs were $224,863 and $127,318, respectively, which are included in sales and marketing expenses in the statements of operations.

General and Administrative Expenses

General and administrative expenses consist primarily of payroll and payroll-related benefits and taxes, professional services, administrative expenditures, and information technology.

Research and Development Expenses

Costs related to development of the Company's products are included in research and development expenses and are expensed as incurred.

Convertible Instruments

GAAP requires companies to bifurcate conversion options from their host instruments and account for them as free-standing derivative financial instruments according to certain criteria. The criteria include circumstances in which (a) the economic characteristics and risks of the embedded derivative instrument are not clearly and closely related to the economic characteristics and risks of the host contract, (b) the hybrid instrument that embodies both the embedded derivative instrument and the host contract is not re-measured at fair value under otherwise applicable generally accepted accounting principles with changes in fair value reported in earnings as they occur and (c) a separate instrument with the same terms as the embedded derivative instrument would be considered a derivative instrument. An exception to this rule is when the host instrument is deemed to be conventional as that term is described under applicable GAAP.

Stock-Based Compensation

The Company measures all stock-based awards granted to employees and directors based on the fair value on the date of the grant and recognizes compensation expense for those awards, net of estimated forfeitures, over the requisite service period, which is generally the vesting period of the respective award. The Company issues stock-based awards with only service-based vesting conditions and records the expense for these awards using the straight-line method. For awards with performance-based vesting conditions, the Company records the expense if and when the Company concludes that it is probable that the performance condition will be achieved.

The Company classifies stock-based compensation expense in its statement of operations in the same manner in which the award recipient's payroll costs are classified or in which the award recipient's service payments are classified.

The fair value of each stock option grant is estimated on the date of grant using the Black-Scholes option-pricing model. The Company historically has been a private company and lacks company-specific historical and implied volatility information for its stock. Therefore, it estimates its expected stock price volatility based on the historical volatility of publicly traded peer companies and expects to continue to do so until such time as it has adequate historical data regarding the volatility of its own traded stock price. The expected term of the Company's stock options has been determined utilizing the "simplified" method for awards that qualify as "plain-vanilla" options. The risk-free interest rate is determined by reference to the U.S. Treasury yield curve in effect at the time of grant of the award for time periods approximately equal to the expected term of the award. Expected dividend yield is based on the fact that the Company has never paid cash dividends on common stock and does not expect to pay any cash dividends in the foreseeable future. Determining the appropriate fair value of stock-based awards requires the input of subjective assumptions. The assumptions used in calculating the fair value of stock-based awards represent management's best estimates and involve inherent uncertainties and the application of management's judgment. As a result, if factors change and management uses different assumptions, stock-based compensation expense could be materially different for future awards.

Leases

On January 1, 2022, the Company adopted ASC 842, Leases, as amended, which supersedes the lease accounting guidance under Topic 840, and generally requires lessees to recognize operating and finance lease liabilities and corresponding right-of-use ("ROU") assets on the balance sheet and to provide enhanced disclosures surrounding the amount, timing and uncertainty of cash flows arising from lease arrangements. The Company adopted the new guidance using a modified retrospective method. Under this method, the Company elected to apply the new accounting standard only to the most recent period presented, recognizing the cumulative effect of the accounting change, if any, as an adjustment to the beginning balance of retained earnings. Accordingly, prior periods have not been recast to reflect the new accounting standard. The cumulative effect of applying the provisions of ASC 842 had no material impact on accumulated deficit.

The Company elected transitional practical expedients for existing leases which eliminated the requirements to reassess existing lease classification, initial direct costs, and whether contracts contain leases. Also, the Company elected to present the payments associated with short-term leases as an expense in statements of operations. Short-term leases are leases with a lease term of 12 months or less. The adoption of ASC 842 had no impact on the Company's balance sheet as of January 1, 2022.

At the commencement date, the Company classifies each lease either as operating lease or finance lease. A lease is a finance lease when it meets any of the following criteria:
a. The lease transfers ownership of the underlying asset to the lessee by the end of the lease term.
b. The lease grants the lessee an option to purchase the underlying asset that the lessee is reasonably certain to exercise.
c. The lease term is for the major part of the remaining economic life of the underlying asset. However, if the commencement date falls at or near the end of the economic life of the underlying asset, this criterion shall not be used for purposes of classifying the lease.
d. The present value of the sum of the lease payments and any residual value guaranteed by the lessee that is not already reflected in the lease payments equals or exceeds substantially all of the fair value of the underlying asset.
e. The underlying asset is of such a specialized nature that it is expected to have no alternative use to the lessor at the end of the lease term.

An operating lease is a lease other than a finance lease.

ROU assets represent the right to use an underlying asset for the lease term and lease liabilities represent the obligation to make payments arising from the lease. Assets and liabilities arising from a lease are initially measured on a present value basis. Lease liabilities include the net present value of the following lease payments: (a) fixed payments (including in substance fixed payments), less any lease incentives, (b) variable lease payments that are based on an index or a rate, (c) the exercise price of an option to purchase the underlying asset if the lessee is reasonable certain to exercise that option, (d) payments for penalties for terminating the lease if the lease term reflects the lessee exercising an option to terminate the lease, (e) fees paid by the lessee to the owners of a special-purpose entity for structuring transaction, and (f) amounts expected to be payable by the lessee under residual value guarantees. The lease payments are discounted using the interest rate implicit in the lease, if that rate can be determined, or the Company's incremental borrowing rate. As most leases do not provide an implicit rate, the Company uses an incremental borrowing rate that is based on the estimated rate of interest for a collateralized borrowing of a similar asset, using a similar term as the lease payments at the commencement date. ROU assets are measured at cost comprising the following: (a) the amount of the initial measurement of lease liability, (b) any lease payments made at or before the commencement date less any lease incentives received, and (c) any initial direct costs.

Lease terms may include options to extend or terminate the lease.

Renewal option periods are included within the lease term and the associated payments are recognized in the measurement of the ROU asset and lease liability when they are at our discretion and considered reasonably certain of being exercised.

After the commencement date, the operating lease liability is measured at the present value of the lease payments not yet paid using the interest rate established at commencement date (unless the rate has been updated after the commencement date). The operating ROU asset is measured at the amount of lease liability, adjusted for, unless the ROU asset has been previously impaired: a) prepaid or accrued lease payments, b) the remaining balance of any lease incentives received, and (c) unamortized initial direct costs. The finance lease liability is measured by increasing the carrying amount to reflect interest on the lease liability and reducing the carrying amount to reflect the lease payments made during the period. The lessee shall determine the interest on the lease liability in each period during the lease term as the amount that produces a constant periodic discount rate on the remaining balance of the liability, taking into consideration the reassessment requirements in. The finance lease ROU asset is measured at cost less any accumulated amortization and any accumulated impairment losses, taking into consideration the reassessment requirements. The finance lease ROU asset is being amortized on a straight-line basis, unless another systematic basis is appropriate over its estimated useful life or lease term, whichever is shorter.

Income Taxes

The Company uses the liability method of accounting for income taxes as set forth in ASC 740, *Income Taxes*. Under the liability method, deferred taxes are determined based on the temporary differences between the financial statement and tax basis of assets and liabilities using tax rates expected to be in effect during the years in which the basis differences reverse. A valuation allowance is recorded when it is unlikely that the deferred tax assets will not be realized. The Company assesses its income tax positions and record tax benefits for all years subject to examination based upon our evaluation of the facts, circumstances and information available at the reporting date. In accordance with ASC 740-10, for those tax positions where there is a greater than 50% likelihood that a tax benefit will be sustained, our policy will be to record the largest amount of tax benefit that is more likely than not to be realized upon ultimate settlement with a taxing authority that has full knowledge of all relevant information. For those income tax positions where there is less than 50% likelihood that a tax benefit will be sustained, no tax benefit will be recognized in the financial statements.

Net Loss per Share

Net earnings or loss per share is computed by dividing net income or loss by the weighted-average number of common shares outstanding during the period, excluding shares subject to redemption or forfeiture. The Company presents basic and diluted net earnings or loss per share. Diluted net earnings or loss per share reflect the actual weighted average of common shares issued and outstanding during the period, adjusted for potentially dilutive securities outstanding. Potentially dilutive securities are excluded from the computation of the diluted net loss per share if their inclusion would be anti-dilutive. As all potentially dilutive securities are anti-dilutive as of December 31, 2024 and 2023, diluted net loss per share is the same as basic net loss per share for each year. Potentially dilutive items outstanding as of December 31, 2024 consist of outstanding options (Note 9) and SAFEs (Note 7).

Recently Adopted Accounting Pronouncements

In June 2016, the FASB issued ASU No. 2016-13, *"Financial Instrument – Credit Losses"*. This ASU, and the related ASUs issued subsequently by the FASB introduce a new model for recognizing credit loss on financial assets not accounted for at fair values through net income, including loans, debt securities, trade receivables, net investment in leases and available-for-sale debt securities. The new ASU broadens the information that an entity must consider in developing estimates of expected credit losses and requires an entity to estimate credit losses over the life of an exposure based on historical information, current information and reasonable supportable forecasts. The Company adopted this ASU on January 1, 2023, using the modified retrospective approach. The adoption of this ASU did not have a material impact on the financial statements as the Company's did not recognize any revenue yet.

Management does not believe that any other recently issued accounting standards could have a material effect on the accompanying financial statements. As new accounting pronouncements are issued, the Company will adopt those that are applicable under the circumstances.

4. FAIR VALUE MEASUREMENTS

The Company's financial assets and liabilities are subject to fair value measurements on a recurring basis and the level of inputs used for such measurements were as follows:

| | Fair Value Measurements as of December 31, 2024 Using: | | | |
	Level 1	Level 2	Level 3	Total
Liabilities:				
Simple agreement for future equity	$ -	$ -	$ 1,510,890	$ 1,510,890
Balances at December 31, 2023	$ -	$ -	$ 1,510,890	$ 1,510,890
Liabilities:				
Simple agreement for future equity	$ -	$ -	$ 6,041,577	$ 6,041,577
Balances at December 31, 2024	$ -	$ -	$ 6,041,577	$ 6,041,577

The Company measures the simple agreements for future equity at fair value based on significant inputs not observable in the market, which causes it to be classified as a Level 3 measurement within the fair value hierarchy. The valuation of the future equity obligations uses assumptions and estimates the Company believes would be made by a market participant in making the same valuation. The Company assesses these assumptions and estimates on an on-going basis as additional data impacting the assumptions and estimates are obtained. Changes in the fair value of the simple agreements for future equity related to updated assumptions and estimates are recognized within the statements of operations.

The simple agreements for future equity may change significantly as additional data is obtained, impacting the Company's assumptions regarding probabilities of outcomes used to estimate the fair value of the liability. In evaluating this information, considerable judgment is required to interpret the data used to develop the assumptions and estimates. The estimates of fair value may not be indicative of the amounts that could be realized in a current market exchange. Accordingly, the use of different market assumptions and/or different valuation techniques may have a material effect on the estimated fair value amounts, and such changes could materially impact the Company's results of operations in future periods.

The Company utilized a probability-weighted average approach based on the estimated market value of the underlying securities and the potential settlement outcomes of the simple agreements for future equity, including a liquidity event or future equity financing as well as other settlement alternatives. Both the market value of the underlying securities and the probability of the settlement outcomes include unobservable Level 3 inputs.

As of December 31, 2024 the Company assumed a 75% probability of equity financing events as the primary ultimate settlement outcomes of the future equity obligations. The Company calculated the potential number of shares to be converted based on the agreement terms (see Note 7) and the Company's respective capitalization as of December 31, 2024.

The following table presents changes in Level 3 liabilities measured at fair value for the year ended December 31, 2024:

	Simple Agreement For Future Equity
Outstanding as of December 31, 2022	$ -
Issuance of simple agreements for future equity	1,095,966
Change in fair value	414,924
Outstanding as of December 31, 2023	1,510,890
Issuance of simple agreements for future equity	5,978,132
Change in fair value	(1,447,445)
Outstanding as of December 31, 2024	$ 6,041,577

5. **PROPERTY AND EQUIPMENT, NET AND LAND**

Property and equipment, net and land consists of the following:

	December 31,		
	2024		**2023**
Land	$ 504,000	$	504,000
Machinery and manufacturing equipment	324,168		62,748
Leasehold Improvements	58,138		-
Computers & office equipment	13,015		6,395
Property and equipment, gross and land	899,321		573,143
Less: Accumulated depreciation	(38,660)		(41,589)
Property and equipment, net and land	$ 860,661	$	531,554

Depreciation expense of $8,534 and $10,386 for the years ended December 31, 2024 and 2023, respectively, were included in general and administrative expenses in the statements of operations. $278,583 of machinery and manufacturing equipment as of December 31, 2024 was in the process of assembly or construction and therefore not yet available for use. In accordance with U.S. GAAP, depreciation has not been recorded on these assets, as they are not yet placed into service or available for their intended use. In 2024, machinery and manufacturing equipment with net book value of $14,738 at the time of sale, was sold at $9,000, which resulted to a loss on disposal of asset of $5,737.

6. **DEBT**

   2020 Note Payable

   In July 2020, the Company entered into a promissory note with a third-party lender for principal amount and proceeds of $1,000,000. The note requires quarterly payments of interest-only commencing October 1, 2020. The loan bears interest at 1.5% per annum from the issuance date through October 1, 2023, when the interest rate increases to 7.2% per annum. The note matures on October 1, 2030, when all principal and any accrued interest becomes due. The note is secured by a first priority lien on certain real estate and improvements of the Company. Repayment may be made with the Company's products at an 18-23% discount, with the lender's approval. The lender is entitled to an 11% discount on the Company's products for 21 years.

   In connection with the note, the Company issued 499,800 shares of common stock to the lender. The fair value of $243,831 is included as a debt discount and is being amortized over the life of the loan. During the years ended December 31, 2024 and 2023, the Company amortized $24,383 and $24,383 of the debt discount, respectively, which is included in interest expense in the statements of operations. As of December 31, 2024 and 2023, the balance of the note payable, net of the unamortized discount, was $865,619 and $841,236, respectively. Interest expense recognized during years ended December 31, 2024 and 2023 is $72,197 and $43,734 respectively.

   2022 Notes Payable

   In October 2022, the Company entered into a promissory note with a third-party lender for $150,000. The loan bears interest at 15% per annum and matured on April 3, 2023 and therefore is in default. This note is considered due on demand as of December 31, 2023. The Company may repay the loans with materials provided by the Company at a discount of 18%. As of December 31, 2023, accrued interest pertaining to this note was $27,986. In May 2024 the promissory note was converted into a SAFE and on conversion date, accrued interest pertaining to this note was $36,360. The loan was secured by the Company's property.

   In January 2022, the Company entered into a promissory note with a lender for $20,000, bearing interest at 15%, and matured on April 20, 2022 and therefore is in default. This note is considered due on demand as of December 31, 2024 and 2023. As of December 31, 2024 and 2023, accrued interest pertaining to this note was $8,762 and $5,753, respectively. This note is in default and subject to penalty interest rates, attorney fees, and collection costs.

   In December 2021, the Company entered into a promissory note agreement with a lender to replace a previously outstanding $75,000 SAFE agreement. Under this promissory note, the Company agrees to accrue and pay interest at a rate of 8% beginning January 1, 2018. The loan matured in July 2022 and is in default. This promissory note was settled for $111,500 in February 2024 out of which $75,000 was principal and $36,500 was accrued interest. As of December 31, 2023, the outstanding principal of the note was $75,000 and there were no outstanding SAFE obligations. As of December 31, 2024 and 2023, accrued interest pertaining to this note was $0 and $36,000, respectively. Interest expense was $500 and $6,000 for the years ended December 31, 2024 and 2023, respectively.

2023 Note Payable

On March 15, 2023, the Company entered into a promissory note with a third-party lender for $30,000. The loan bears interest at 15% per annum and matured on June 13, 2023 and therefore is in default. This note is considered due on demand as of December 31, 2023. The Company may repay the loan with materials provided by the Company at a discount of 18%. Additionally, the note includes conversion terms, providing the lender the right to convert 521,739 shares of common stock into preferred stock at the next preferred stock financing or in June 2024. As of December 31, 2023, the outstanding principal and accrued of the note was $30,000 and $3,600 respectively.

In May 2024, the promissory note was converted into a SAFE and on conversion date, accrued interest pertaining to this note was $6,120.

2024 Financing Liability

In December 2024, the Company entered into financing agreements with a third party for the purchase of equipment in the amount of $81,720. The agreement requires payments of $5,556 quarterly over a five year term and is collateralized by the purchased equipment. As of December 31, 2024, the outstanding principal of the financing liability was $76,225.

7. FUTURE EQUITY OBLIGATIONS

2023 SAFE

In 2023, the Company issued Simple Agreements for Future Equity ("SAFE") to two investors, amounting to a total of $1,388,889. Included in these SAFEs is a revenue-sharing agreement that grants the investors a 5% share of the Company's revenue until a total repayment amount of 1.2x of the investment is fully repaid. As a result, $705,147 of the total investment amount has been reclassified as a liability from the revenue-sharing agreement, net of a discount of $727,223, which will be amortized over the life of the liability. For the years ended December 31, 2024 and 2023, no repayments have been made and discount amortization of $145,445 and $145,445 was recorded, respectively.

Additionally, the Company issued SAFEs through a crowdfunding campaign in 2023, amounting to a total of $412,224. These agreements, like the ones issued to the two investors, provide the right for the investors to acquire future equity in the Company. The 2023 SAFEs are subject to valuation caps of $36 million and $30 million.

If there is an Equity Financing before the termination of the SAFEs, on the initial closing of such Equity Financing, the SAFEs will automatically convert into the greater of: (1) the number of shares of Standard Preferred Stock equal to the Purchase Amount divided by the lowest price per share of the Standard Preferred Stock; or (2) the number of shares of Safe Preferred Stock equal to the Purchase Amount divided by the Safe Price. For SAFEs issued through crowdfunding, 'Equity Financing' shall mean the sale of capital stock with gross proceeds of not less than $1 million.

2024 SAFE

The Company issued SAFEs through a crowdfunding campaign to 4 investors in 2024 amounting to a total of $942,719, including conversions of notes payable of $222,480 as discussed in Note 6. Included in these SAFEs is a revenue-sharing agreement that grants the investors a 5% share of the Company's revenue until a total repayment amount of 1.2x of the investment is fully repaid. As a result, $477,857 of the total investment amount has been reclassified as a liability from the revenue-sharing agreement, net of a discount of $491,236, which will be amortized over the life of the liability. For the year ended December 31, 2024, no repayment has been made and discount amortization of $80,064 was recorded.

Additionally, the Company issued SAFEs through a crowdfunding campaign in 2024 amounting to a total of $5,512,857 including conversions of notes payable of $222,480 as discussed in Note 6. These agreements, issued to the multiple investors through crowdfunding, provide the right for the investors to acquire future equity in the Company. The 2024 SAFEs are subject to valuation caps of $44 million, $33 million and $30 million.

If there is an Equity Financing before the termination of the SAFEs, on the initial closing of such Equity Financing, the SAFEs will automatically convert into the greater of: (1) the number of shares of Standard Preferred Stock equal to the Purchase Amount divided by the lowest price per share of the Standard Preferred Stock; or (2) the number of shares of Safe Preferred Stock equal to the Purchase Amount divided by the Safe Price. For SAFEs issued through crowdfunding, 'Equity Financing' shall mean the sale of capital stock with gross proceeds of not less than $1 million.

Summary

As of December 31, 2024, the total purchase amount of SAFEs outstanding was $8,257,102.

As of December 31, 2024, the total revenue sharing obligations outstanding was $2,401,463, presented net of unamortized discounts of $847,504 for a net carrying value of $1,553,959. As of December 31, 2023, the total revenue sharing obligations outstanding was $1,432,371, presented net of unamortized discounts of $581,778 for a net carrying value of $850,593.

8. STOCKHOLDERS' DEFICIT

As of December 31, 2024 and 2023, the Company was authorized to issue a total of 5,000,000 shares of preferred stock and 25,000,000 shares of common stock, both $0.0001 par value. The Company recorded the issuance of 39,656 additional shares of common stock resulting from reconciliations of past stock offerings. During the year ended December 31, 2023, the CEO returned 3,000,000 shares of common stock back to the Company at no cost to the Company, for the purposes of issuances under the 2017 Equity Incentive Plan (see Note 9).

The shares of the preferred class may be divided into and issued in series. Authority is vested in the Board of Directors, subject to the limitations and procedures prescribed by law, to divide any part or all of such preferred class into any number of series, to fix and determine relative rights and preferences of the shares of any series to be established, and to amend the rights and preferences of the shares of any series that has been established but is wholly unissued.

During the year ended December 31, 2023, the Company issued 61,540 shares of common stock for gross proceeds of $80,000. The Company has no subscription receivable as of December 31, 2023 and CEO returned 3,000,000 shares of common stock back to the Company at no cost to the Company, for the purposes of issuances under the 2017 Equity Incentive Plan

As of December 31, 2024 and 2023 the Company had 11,956,143 and 11,916,487 shares of common stock outstanding, respectively.

9. STOCK-BASED COMPENSATION

2017 Stock Plan

The Company has adopted the 2017 Equity Incentive Plan ("2017 Plan"), which provides for the grant of shares of stock options and restricted stock awards to employees, non-employee directors, and non-employee consultants. The number of shares authorized by the 2017 Plan was 10,000,000 shares as of December 31, 2024. The options have a term of ten years. The amounts granted each calendar year to an employee or non-employee is limited depending on the type of award. Stock options comprise all the awards granted since the 2017 Plan's inception. Stock options granted under the 2017 Plan typically vest between immediate and five-year periods. As of December 31, 2024 and 2023, there were 1,478,473 and 1,478,473 shares, respectively, available for future issuance.

A summary of information related to stock options is as follows:

	Options	Weighted Average Exercise Price		Intrinsic Value	
Outstanding as of December 31, 2022	9,083,460	$	0.11	$	17,399,042
Granted	2,106,667	$	0.01		
Exercised	-				
Forfeited	(2,668,600)	$	0.08		
Outstanding as of December 31, 2023	8,521,527	$	0.10	$	10,838,827
Granted	-	$	-		
Exercised	-	$	-		
Forfeited	-	$	-		
Outstanding as of December 31, 2024	8,521,527	$	0.10	$	10,838,827
Exercisable as of December 31, 2023	6,514,527	$	0.10	$	8,184,728
Exercisable as of December 31, 2024	7,211,199	$	0.10	$	8,734,028

	December 31,	
	2024	2023
Weighted average grant-date fair value of options granted during year	N/A	$1.35
Weighted average duration (years) to expiration of outstanding options at year-end	7.04	8.03

The following table presents, on a weighted average basis, the assumptions used in the Black-Scholes option-pricing model to determine the grant-date fair value of stock options granted to employees and directors:

	Year Ended December 31,	
	2024	2023
Risk-free interest rate	N/A	3.77%-4.73%
Expected term (in years)	N/A	5.0-7.5
Expected volatility	N/A	39.41%
Expected dividend yield	N/A	0%

The total grant-date fair value of the options granted during the years ended December 31, 2024 and 2023 was $0 and $2,849,197, respectively. Stock-based compensation expense for stock options of $869,474 and $315,381 was recognized under FASB ASC 718 for the years ended December 31, 2024 and 2023, respectively. Total unrecognized compensation cost related to non-vested stock option awards amounted to $1,757,926 as of December 31, 2024 and will be recognized over a weighted average period of 34.10 months as of December 31, 2024.

Classification

Stock-based compensation expense was classified in the statements of operations as follows:

	December 31,			
	2024		2023	
General and administrative	$	582,706	$	151,472
Research and development		286,768		163,909
	$	869,474	$	315,381

Warrants

During 2022, the Company entered into an Accelerator Master Membership Agreement with third party entity. This agreement has a two year term and provides warrants to purchase $250,000 of equity in the Company at a price that varies based on the next qualified equity financing arrangement, but that is equal to the price in the triggering equity financing arrangement unless certain factors are not met, which would then provide the holder with a discount in the future equity financing. Based on analysis of this instrument, the Company determined the warrant had a trivial value as of December 31, 2024 and 2023, and did not record any expense in association with this warrant.

10. INCOME TAXES

Deferred taxes are recognized for temporary differences between the basis of assets and liabilities for financial statement and income tax purposes. The differences relate primarily to net operating loss carry forwards. As of December 31, 2024 and 2023, the Company had net deferred tax assets before valuation allowance of $2,105,869 and $1,109,492, respectively. The following table presents the deferred tax assets and liabilities by source:

	December 31,	
	2024	**2023**
Deferred tax assets:		
Net operating loss	$ 1,999,100	$ 1,021,054
Tax credit	106,769	88,438
Valuation allowance	(2,105,869)	(1,109,492)
Net deferred tax assets	$ -	$ -

The Company recognizes deferred tax assets to the extent that it believes that these assets are more likely than not to be realized. In making such a determination, the Company considers all available positive and negative evidence, including future reversals of existing taxable temporary differences, projected future taxable income, tax-planning strategies, and results of recent operations. The Company assessed the need for a valuation allowance against its net deferred tax assets and determined a full valuation allowance is required due to taxable losses for the years ended December 31, 2024 and 2023, cumulative losses through December 31, 2024 and no history of generating taxable income. Therefore, valuation allowances of $2,105,869 and $1,109,492 were recorded as of December 31, 2024 and 2023, respectively. Valuation allowance increased by $996,377 and $343,697 during the years ended December 31, 2024 and 2023, respectively. Deferred tax assets were calculated using the Company's combined effective tax rate, which it estimated to be 28%.

The Company's ability to utilize net operating loss carryforwards will depend on its ability to generate adequate future taxable income. At December 31, 2024 and 2023, the Company had net operating loss carryforwards available to offset future taxable income in the amounts of $7,143,828 and $3,648,758, respectively. The Company's net operating loss carryforwards begin to expire in 2034.

The Company has evaluated its income tax positions and has determined that it does not have any uncertain tax positions. The Company will recognize interest and penalties related to any uncertain tax positions through its income tax expense.

The Company may in the future become subject to federal, state and local income taxation though it has not been since its inception, other than minimum state tax. The Company is not presently subject to any income tax audit in any taxing jurisdiction, though its 2021,-2024.

11. LEASE OBLIGATIONS

Rent is classified by function on the statements of operations as research and development.

The Company determines whether an arrangement is or contains a lease at inception by evaluating potential lease agreements including services and operating agreements to determine whether an identified asset exists that the Company controls over the term of the arrangement. Lease commencement is determined to be when the lessor provides access to, and the right to control, the identified asset.

The rental payments for the Company's leases are typically structured as either fixed or variable payments. Fixed rent payments include stated minimum rent and stated minimum rent with stated increases. The Company considers lease payments that cannot be predicted with reasonable certainty upon lease commencement to be variable lease payments, which are recorded as incurred each period and are excluded from the calculation of lease liabilities.

Operating Lease

In March 2024, the Company entered into a 3-year lease agreement for the use of premises as a place to manufacture prefab housing. As a result, the Company recognized an ROU asset and corresponding lease liability, calculated using a risk-free rate of 4.81%. The lease includes a monthly base rent of $14,000, $15,000 and $16,000 in 1st, 2nd and 3rd year of lease period, respectively, and it will expire in April 2027. The lease required a security deposit by Geoship S.P.C. of $100,000.

Finance Lease

In June 2024, the Company entered into 3-year lease agreement for the use of a forklift. In accordance with ASC 842, the lease was classified as a finance lease. As a result, the Company recognized an ROU asset and a corresponding lease liability, calculated using lease's discount rate of 7.8%. The lease provides for a monthly base rent of $818 and has a term expiring in May 2029.

The following is the summary of ROU asset and lease liabilities:

	December 31, 2024
Operating Lease	
Operating Lease right of use assets, net	$ 403,046
Operating lease right of use liabilities, current portion	160,023
Operating lease right of use liabilities	243,523
Total lease liabilities	$ 403,546
Finance Lease	
Finance lease right of use assets, net	$ 38,982
Finance lease right of use liabilities, current portion	7,238
Finance lease right of use liabilities	29,442
	$ 36,680

The components of lease expenses within the statements of operations are as follows:

GEOSHIP S.P.C.

NOTES TO THE FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2024 AND 2023 AND FOR THE YEARS THEN ENDED

	December 31, 2024
Operating lease expense	$ 126,500
Finance lease expense	
Amortization of right of use assets	$ 4,663
Interest on right of use liabilities	1,863
Total Finance lease expense	6,526
Total lease expense	$ 133,026

The following is the summary of future minimum payment for finance leases:

December 31, 2024	
2025	$ 9,819
2026	9,819
2027	9,819
Thereafter	13,910
Total lease payments	43,365
Less: Imputed interest	(6,685)
Total	$ 36,680

The following is the summary of future minimum payment for operating lease:

December 31, 2024	
2025	$ 176,000
2026	188,000
2027	64,000
Thereafter	-
Total lease payments	428,000
Less: Imputed interest	(24,454)
Total	$ 403,546

The following is the summary of Weighted Average Remaining Lease Term and Weighted Average Discount Rate for operating and finance lease.

Operating Lease	
Weighted Average Remaining Lease Term	2.33
Weighted Average Discount Rate	4.81%
Finance Lease	
Weighted Average Remaining Lease Term	4.42
Weighted Average Discount Rate	7.80%

12. **COMMITMENTS AND CONTINGENCIES**

Discount Commitment

In July 2020, the Company entered into a promissory note with a third-party lender for principal amount and proceeds of $1,000,000. Repayment may be made with the Company's products at an 18-23% discount, with the lender's approval. The lender is entitled to an 11% discount on the Company's products for 21 years (see Note 6).

Contingencies

The Company may be subject to pending legal proceedings and regulatory actions in the ordinary course of business. The results of such proceedings cannot be predicted with certainty, but the Company does not anticipate that the final outcome, if any, arising out of any such matters will have a material adverse effect on its business, financial condition or results of operations.

13. **SUBSEQUENT EVENTS**

In 2025, the Company increased the number of shares authorized for issuance under its 2017 Plan from 10,000,000 to 12,000,000.

As of March 31, 2025, the Company had issued SAFEs totaling $1,760,018 under the Seed 3 funding and $532,872 under the Seed 2.

Management has evaluated all subsequent events through April 22, 2025, the date on which the financial statements were available to be issued. Based on this evaluation, no events or transactions were identified that would require adjustment to, or disclosure in, the accompanying financial statements.

GEOSHIP 2026 CF SPV LLC
A Washington Limited Liability Company

Financial Statement and Independent Auditor's Report
January 13, 2026 (Inception)

GEOSHIP 2026 CF SPV LLC
TABLE OF CONTENTS



To the Managing Member of
Geoship 2026 CF SPV LLC
Grass Valley, CA

INDEPENDENT AUDITOR'S REPORT

Opinion

We have audited the accompanying financial statement of Geoship 2026 CF SPV LLC (the "Company"), which comprises the balance sheet as of January 13, 2026 (inception), and the related notes to the financial statement.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of the Company as of January 13, 2026 (inception) in accordance with accounting principles generally accepted in the United States of America.

Basis for Opinion

We conducted our audit in accordance with auditing standards generally accepted in the United States of America (GAAS). Our responsibilities under those standards are further described in the Auditor's Responsibilities for the Audit of the Financial Statement section of our report. We are required to be independent of the Company and to meet our other ethical responsibilities in accordance with the relevant ethical requirements relating to our audits. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Substantial Doubt About the Company's Ability to Continue as a Going Concern

The accompanying financial statement has been prepared assuming that the Company will continue as a going concern. As described in Note 3 to the financial statement, the Company has not commenced planned principal operations, has not generated revenues or profits, and is reliant upon its managing member for continued funding of its operations. These factors, among others, raise substantial doubt about the Company's ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 3. The financial statement does not include any adjustments that might result from the outcome of this uncertainty. Our opinion is not modified with respect to this matter.

Responsibilities of Management for the Financial Statement

Management is responsible for the preparation and fair presentation of the financial statement in accordance with accounting principles generally accepted in the United States of America, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of the financial statement that is free from material misstatement, whether due to fraud or error.

In preparing the financial statement, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company's ability to continue as a going concern within one year after the date that the financial statement is available to be issued.

Artesian CPA, LLC

1312 17th Street, #462 | Denver, CO 80202
p: 877.968.3330 f: 720.634.0905
info@ArtesianCPA.com | www.ArtesianCPA.com

Auditor's Responsibilities for the Audit of the Financial Statement

Our objectives are to obtain reasonable assurance about whether the financial statement as a whole is free from material misstatement, whether due to fraud or error, and to issue an auditor's report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with generally accepted auditing standards will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements, including omissions, are considered material if there is a substantial likelihood that, individually or in the aggregate, they would influence the judgment made by a reasonable user based on the financial statement.

In performing an audit in accordance with generally accepted auditing standards, we:

- Exercise professional judgment and maintain professional skepticism throughout the audit.
- Identify and assess the risks of material misstatement of the financial statement, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement.
- Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, no such opinion is expressed.
- Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the financial statement.
- Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company's ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control related matters that we identified during the audit.

Artesian CPA, LLC

Artesian CPA, LLC
Denver, Colorado
January 18, 2026

Artesian CPA, LLC

1312 17th Street, #462 | Denver, CO 80202
p: 877.968.3330 f: 720.634.0905
info@ArtesianCPA.com | www.ArtesianCPA.com

GEOSHIP 2026 CF SPV LLC
BALANCE SHEET
As of January 13, 2026 (inception)

ASSETS

Current Assets:

Cash and cash equivalents	$	-
Deferred offering costs		-
Total Current Assets		-
TOTAL ASSETS	$	-

LIABILITIES AND MEMBER'S EQUITY

Current Liabilities:

Accounts payable	$	-
Due to related party		-
Total Current Liabilities		-
Member's Equity		-
TOTAL LIABILITIES AND MEMBER'S EQUITY	$	-

See accompanying Independent Auditor's Report and accompanying notes, which are an integral part of this financial statement.

3

GEOSHIP 2026 CF SPV LLC
NOTES TO THE FINANCIAL STATEMENT
As of January 13, 2026 (inception)

NOTE 1: NATURE OF OPERATIONS

Geoship 2026 CF SPV LLC (the "Company") is a Washington limited liability company formed on January 13, 2026 under the laws of the State of Washington. The Company will undertake the limited purpose of acquiring, holding, and disposing of securities issued by Geoship S.P.C., a Washington special purpose corporation (the "Manager" or the "Crowdfunding Issuer") as a "crowdfunding vehicle" pursuant to Rule 3a-9 of the Investment Company Act of 1940. The Company is headquartered in Grass Valley, California.

As of January 13, 2026 (inception), the Company has not yet commenced operations. Once the Company commences its planned principal operations, it will incur significant additional expenses and is dependent upon its Manager for continued operations as a going concern.

NOTE 2: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying financial statement has been prepared in accordance with accounting principles generally accepted in the United States of America (U.S. GAAP). The Company has adopted a calendar year as its fiscal year.

Use of Estimates

The preparation of the financial statement in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and disclosures of contingent assets and liabilities at the date of the financial statement and the reported amounts of revenues and expenses during the reporting period. Actual results could differ significantly from those estimates.

Risk and Uncertainties

The Company has a limited operating history. The Company's business and operations are sensitive to general business and economic conditions in the United States. A host of factors beyond the Company's control could cause fluctuations in these conditions. These adverse conditions could affect the Company's financial condition and the results of its operations.

Cash, Cash Equivalents, and Concentration of Cash Balance

The Company considers all highly liquid securities with an original maturity of less than three months to be cash equivalents. The Company's cash and cash equivalents in bank deposit accounts, at times, may exceed federally insured limits. The Company did not have any cash or cash equivalents as of January 13, 2026 (inception).

Deferred Offering Cost

The Company complies with the requirements of Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") 340-10-S99-1 with regards to offering costs. Prior to the completion of an offering, offering costs are capitalized. The deferred offering costs are charged to member's equity upon the completion of an offering or to expense if the offering is not completed. As of January 13, 2026 (inception), the Company has no deferred offering costs.

Fair Value of Financial Instruments

Financial Accounting Standards Board ("FASB") guidance specifies a hierarchy of valuation techniques based on whether the inputs to those valuation techniques are observable or unobservable. Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect market assumptions. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurement) and the lowest priority to unobservable inputs (Level 3 measurement). The three levels of the fair value hierarchy are as follows:

> Level 1 - Unadjusted quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date. Level 1 primarily consists of financial instruments whose value is based on quoted market prices such as exchange-traded instruments and listed equities.

> Level 2 - Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly (e.g., quoted prices of similar assets or liabilities in active markets, or quoted prices for identical or similar assets or liabilities in markets that are not active).

> Level 3 - Unobservable inputs for the asset or liability. Financial instruments are considered Level 3 when their fair values are determined using pricing models, discounted cash flows or similar techniques and at least one significant model assumption or input is unobservable.

The carrying amounts reported in the balance sheet approximate their fair value.

Revenue Recognition

Accounting Standards Codification ("ASC") Topic 606, "Revenue from Contracts with Customers" establishes principles for reporting information about the nature, amount, timing and uncertainty of revenue and cash flows arising from the entity's contracts to provide goods or services to customers.

Revenues will be recognized when control of the promised goods or services is transferred to a customer, in an amount that reflects the consideration that the Company expects to receive in exchange for those goods or services. The Company applies the following five steps in order to determine the appropriate amount of revenue to be recognized as it fulfills its obligations under each of its agreements: 1) identify the contract with a customer; 2) identify the performance obligations in the contract; 3) determine the transaction price; 4) allocate the transaction price to performance obligations in the contract; and 5) recognize revenue as the performance obligation is satisfied.

No revenue has been earned or recognized as of January 13, 2026 (inception).

GEOSHIP 2026 CF SPV LLC
NOTES TO THE FINANCIAL STATEMENT
As of January 13, 2026 (inception)

Organizational Costs

In accordance with Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) 720, organizational costs, including accounting fees, legal fees, and costs of incorporation, are expensed as incurred.

Under the Company's operating agreement terms, its Manager is responsible for the Company's formation, operation, and winding up expenses. Therefore, no organizational or formation expenses are recorded in these financial statements.

Income Taxes

The Company is a limited liability company. Accordingly, under the Internal Revenue Code, all taxable income or loss flows through to its members. Therefore, no provision for income tax has been recorded in this financial statement. Income from the Company is reported and taxed to the member on its tax return.

The Company complies with FASB ASC 740 for accounting for uncertainty in income taxes recognized in a company's financial statement, which prescribes a recognition threshold and measurement process for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more-likely-than-not to be sustained upon examination by taxing authorities. FASB ASC 740 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. Based on the Company's evaluation, it has been concluded that there are no significant uncertain tax positions requiring recognition in the Company's financial statement. The Company believes that its income tax position would be sustained on audit and does not anticipate any adjustments that would result in a material change to its financial position.

The Company may in the future become subject to federal, state and local income taxation though it has not been since its inception. The Company is not presently subject to any income tax audit in any taxing jurisdiction.

NOTE 3: GOING CONCERN

The accompanying balance sheet has been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company is a business that has not commenced planned principal operations, plans to incur significant costs in pursuit of its capital financing plans, has not generated any revenues or profits as of January 13, 2026 (inception), and is dependent upon its Manager and its affiliates for continued funding of its cash flow needs. These factors, among others, raise substantial doubt about the ability of the Company to continue as a going concern for a reasonable period of time.

The Company's ability to continue as a going concern in the next twelve months is dependent upon its ability to obtain capital financing from investors sufficient to meet current and future obligations. No assurance can be given that the Company will be successful in these efforts. The balance sheet does not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities that might be necessary should the Company be unable to continue as a going concern.

NOTE 4: MEMBER'S EQUITY

No capital has been contributed to the Company as of January 13, 2026 (inception).

The Company is managed by Geoship S.P.C. (the "Manager"), a Washington special purpose corporation and managing member of the Company. The Company will undertake the limited purpose of acquiring, holding, and disposing of securities issued by Geoship S.P.C.

Distributions to the holders of the Company's membership interest will be allocated on a one-to-one basis as if the holders of the membership interest held the securities directly.

All items of income, gain, loss, deduction and credit incurred or accrued by the Company shall be allocated among the members pro rata in accordance with their respective membership interests.

No member shall be entitled to withdraw or receive a return of their capital contribution, except to the extent, if any, that distributions made pursuant to the operating agreement or upon dissolution or termination of the Company may be considered as such by law, and then only to the extent provided for in the operating agreement.

The debts, obligations, and liabilities of the Company, whether arising in contract, tort, or otherwise, are solely the debts, obligations, and liabilities of the Company, and no member of the Company is obligated personally for any such debt, obligation, or liability.

NOTE 5: RELATED PARTY TRANSACTIONS

The Company is managed by its sole member, Geoship S.P.C., the Manager of the Company. Pursuant to the terms of the operating agreement, the Manager will provide certain management services to the Company. The Manager shall direct, manage, and control the Company to the best of its ability and shall have full and complete authority, power, and discretion to make any and all decisions and to do any and all things that such Manager may deem to be reasonably required to accomplish the purpose of the Company.

Subject to certain restrictions and limitations, the Manager is responsible for managing the Company's affairs on a day-to-day basis and for identifying and making acquisitions and investments on behalf of the Company. The Manager has power and authority on behalf of the Company to amend the operating agreement.

Reimbursement of Expenses

All expenses incurred by the Company for the formation, operation, or winding up of the Company shall be paid by the Manager, or the Manager shall reimburse the Company for any such expenses paid by the Company. Any expenses incurred by the Company for its operations pursuant to its purpose shall be paid solely by the Manager.

GEOSHIP 2026 CF SPV LLC
NOTES TO THE FINANCIAL STATEMENT
As of January 13, 2026 (inception)

Distributions

As discussed in Note 4, distributable cash, as determined by the Manager, will be distributed to the holders of the Company's membership interest allocated on a one-to-one basis as if the holders of the membership interest held the securities directly. The Manager may distribute directly to the holders of the membership interest.

NOTE 6: RECENT ACCOUNTING PRONOUNCEMENTS

Management does not believe that any other recently issued, but not yet effective, accounting standards could have a material effect on the accompanying financial statement. As new accounting pronouncements are issued, we will adopt those that are applicable under the circumstances.

NOTE 7: COMMITMENTS AND CONTINGENCIES

The Company may be subject to pending legal proceedings and regulatory actions in the ordinary course of business. The results of such proceedings cannot be predicted with certainty, but the Company does not anticipate that the final outcome, if any, arising out of any such matters will have a material adverse effect on its business, financial condition, or results of operations.

NOTE 8: SUBSEQUENT EVENTS

Management has evaluated all subsequent events through January 18, 2026, the date the financial statement was available to be issued. There are no additional material events requiring disclosure or adjustment to the financial statement.

Exhibit C

PDF of Campaign Landing Page

GEOSHIP

INVEST

Housing Redesigned
For a Regenerative Future

Total Capital Raised to Date

$16,345,123

Total Investors to Date

3,956

Minimum Investment	$888*
Effective Valuation	$111M
Price Per Unit	$1

Offering Circular SEC Filings Investor Education

INVEST NOW

Homes engineered to be healthy, resilient, affordable, and produced at scale.

VISION

Live Outside the Box

Why is the housing industry still building boxes with wood and nails? Unaffordable living, extreme weather events, and a hidden health crisis make one thing clear: conventional home construction has failed the challenges of our time.

Join us in building a regenerative future, abundant with healthy natural homes, where human communities live in harmony with the Earth.

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OVER 5,000 HOMES DESTROYED

Technology inspired by nature
Regenerative living, made real

DEMONSTRATED EXECUTION

- 3,200+ Homes Reserved With Deposits
- Tesla, Apple, Toyota Engineers
- Factory Built Housing Certification
- First Customer Install Underway

PROBLEM/SOLUTION

Five Critical Housing Failures

Housing is a basic human need, and the current system is failing. Homes are unaffordable, vulnerable to extreme weather, unsustainable, toxic, and unable to scale. Solving this is urgent.



SUSTAINABILITY

Housing drives roughly one third of global carbon emissions and massive waste. ①



RESILIENCE

Climate disasters are destroying communities at record scale. 2023 set a new record for billion-dollar disasters. ②


FOR REN

AFFORDABILITY

Over 75% of Americans can't afford to buy a home. Entire generations are locked out of ownership. ③



HEALTH

Over 800 toxic chemicals are used in building materials. Mold exposure is widespread, linked to chronic health issues. ④



SCALABILITY

The U.S. is short over 6.5 million homes; conventional construction can't build fast enough to meet demand. ⑤



One Integral Solution

Geoship is a new category of housing, engineered from physics first principles to overcome the core failures of conventional construction.

INVEST NOW











SUSTAINABLE	RESILIENT	AFFORDABLE	HEALTHY	SCALABLE
Cut carbon emissions by up to 85% and waste by up to 99%.[6]	Designed to withstand fire, flood, hurricanes, and earthquakes.[7]	Targeting ~50% lower construction cost at scale.[8]	Built from natural materials and geometry.[9]	Produce and install homes 6-10x faster.[10]



Introducing The Bioceramic Dome

Safe In Any Climate
Fire-resilient, flood-resistant, earthquake-safe. Peace of mind, built in.

Clean Air, Healthy Living
No mold, no toxins, no off-gassing. A home that doesn't quietly poison your family.

Low Maintenance
500-year materials mean weekends with family, not fixing your house.

Generational Wealth
A legacy asset that appreciates, not a depreciating expense.

Live Your Way
Affordable enough to escape the rat race and create the future you imagine.

Two Domes, Endless Configurations

Domes connect to serve many markets, from creative studios to ADU's, homes, retreat centers, and villages.

ADU'S ⟶ HOMES ⟶ VILLAGES

















2 Bed, 2 Bath,
1 Office
25'
37.5'
13'
20'



Top 6 Reasons
To Invest In Geoship



1 A Better Home



4 $10T+ Global Market

1 A Better Home

Ceramic composite homes that are healthier, safer, more
sustainable, and built to last centuries. ⓘ

4 $10T+ Global Market

The world's largest product market, with massive shortages
and a clear opportunity for vertical integration.

2 Half the Cost

First principles innovation cuts labor 62% and materials
53%, costs fall further as volume scales.

5 3,200 Homes Reserved

$500M future sales pipeline backed by deposits from
thousands of real customers.

3 Converging Crises

Unaffordable housing, extreme weather, and growing health
concerns converge to make a new housing model inevitable.

6 Tesla + Apple Engineers

Five engineers from Tesla, joined by engineers from Apple,
Lucid, Toyota, and leading housing startups.

Our Earthshot is to make
the best home on earth,
the most affordable home

An "Earthshot" is an ambitious goal aimed to address major global challenges.

PERKS

Deals & Discounts

$0

CALCULATE YOUR PERKS

YOUR INVEST AMOUNT	$ 0
DOME DISCOUNT	$ 0
EARLY BIRD DEAL	✓

Invest in the first 22 days get 15% off the valuation cap. ⓘ

03 21 08 45

AMOUNT INVESTED PERKS

$1K	$200 off dome
$5K	$1K off dome
$10K	$2.5K off dome
$30K	$7.5K off dome
$50K	$12.5K off dome
$100K	$25K off dome

Days Hours Minutes Seconds

⚠ 15% Discount is only available for first 22 days

$250K+ $62.5K off dome

Discounts are product perks, not equity. Limited to 25% of monthly deliveries (by tranche).

INVEST NOW

BUSINESS MODEL

21st century materials unlock the world's most efficient geometry.



**Geodesic:
Nature's Geometry**

The geodesic dome is nature's most efficient structural form, maximizing strength and resilience while minimizing material use.



**Bioceramic:
21st Century Materials**

A new class of non-toxic ceramic composites collapse structure, enclosure, and weatherproofing into a single, continuous material system.



**Production:
Engineered For Scale**

Geoship brings nature's geometry together with 21st-century materials to deliver the home as a fully integrated product at scale.

Integrated Home Manufacturing

High-performance homes are designed and delivered through a vertically integrated manufacturing system. Design, materials, production, and installation are developed as a single system, reducing cost and time while improving quality and consistency. The system is designed for scale from first principles.

Move-in-ready homes are sold to individuals, developers, and communities, starting with Amma.



	V/S	
9x Faster Installs	**63%** Fewer Parts	**99%** Less Waste
53% Lower Material Costs	**62%** Lower Labor Costs	**500** Year Design Life

Community Market Network

The bottleneck in housing is not manufacturing; it's coordinating people, land, and capital. Digital platforms have already solved the coordination problem in commerce, travel, and transportation (e.g., marketplaces like Amazon, Airbnb, and Uber). Housing is next.

Communities form first. Construction follows.

Better for People
Residents shape where and how they live before homes are built.

Better for the Planet
Homes are built only where demand exists. No speculation. No waste. No sprawl.

Better for the Business
Pre-committed communities create predictable demand and reduce delivery risk.



INVEST NOW

TEAM

On a Mission

Geoship is powered by world-class engineers, purpose-driven founders, and seasoned operators building a housing system with the discipline to scale.

TALENT FROM



World Class Engineers

Our engineering team comes from Tesla, Apple, Honda, Toyota, SpaceX, Zoox, and leading material science labs. They've prototyped breakthrough vehicles, launched assembly lines, delivered factory-certified modular homes, and now apply that experience to delivering the home as an integrated, scalable product.


Andrew James
VP of Engineering

Led the deployment of the automation-free Model 3 General Assembly Line 4 at **Tesla**, reporting to the President.

TESLA


Paul Choin
Head of Product Engineering

Led product design and engineering teams building sustainable products at **Honda, Tesla, Apple,** and **Zoox.**

HONDA TESLA ZOOX


Ryan Simpson
Head of Manufacturing

Delivered factory automation innovations at **Tesla, Lucid Motors,** and **Diamond Age 3D.**

TESLA LUCID


Jon Stoia
Mechanical Engineer

Played a key role in developing the **Tesla** Model 3 interior and led cross-platform engineering efforts at **Tesla** and **Waymo.**

TESLA W


Cra...
Lead T...

Led V...
Tesla
10 M...
protot...

TESL...

Purpose-Driven Founders

Our founders align mission, culture, and execution around a single goal: to build homes that are healthier, more resilient, and truly affordable. They protect the purpose, remove execution bottlenecks, and keep the company focused as Geoship moves from design into production and scale.


Morgan Bierschenk
Founder/CVO

Morgan is the founder and Chief Vision Officer of Geoship, leading product and brand vision. A former engineer at Intel, he brings systems thinking and first-principles design together with long-term purpose to redesign housing as scalable, regenerative infrastructure that serves people and planet.


Micha Mikailian
CEO

Micha is an 8x founder/CEO with multiple successful ventures & experience scaling teams from 0 to over 200 members and $80M in annual revenue.


Bas Kools
Founder/Creative re-Director

Bas is a Product Designer with an MA from the RCA and 15+ years of experience supporting collaborative innovation in the EU and the US. Fascinated by people's behavior, he designs tools for learning and teaches creative process development.


Morgan Bierschenk
Founder/CVO

Morgan is the founder and Chief Vision Officer of Geoship, leading product and brand vision. A former engineer at Intel, he brings systems thinking and first-principles design together with long-term purpose to redesign housing as scalable, regenerative infrastructure that serves people and planet.


Mic...
CEO

Micha...
multip...
experi...
over 2...
annua...

Seasoned Operators

Our operators create the processes, partnerships, and customer experience that bring discipline and consistent execution across the organization. As new factories and villages come online, they sharpen the playbooks and ensure the journey from first touch to move-in is seamless.


Lauren Russo
Head of Marketing

Seasoned marketing leader with experience introducing transformative technologies in various industries, including AI-driven advertising at **Google,** and driving early adoption in the metaverse, VR, and creator economy sectors at startups.

Google


Kurt McFarland
CFO

Kurt, our CFO, brings over 15 years of experience in investment banking, private equity, and VC-backed companies, with a deep passion for driving meaningful impact and positive change for the planet.


Dolly Singh
Head of Talent

Dolly was the Head of Talent at **SpaceX,** where she worked directly with Elon Musk to scale that company from 200 to 5,000 employees.

SPACEX


Alice Young
Director of Community

Brings 8+ years of nonprofit leadership experience specializing in strategic planning, community engagement, and program management. Holds a Master's in Sustainability Leadership from Arizona State University.


Sam...
Interio...

Archit...
specia...
biophi...
comm...
desig...
produ...
enviro...
mode...

Real Progress Real Momentum

Geoship has proven the concept and is laying the foundation for scale.

- Installing our first fully integrated customer home
- Achieved California Factory-Built Housing certification
- Built a $500M+ pipeline with 3,200+ dome reservations
- Onboarded a world-class engineering team from Tesla, Apple, Honda, Toyota, and our other housing startups
- Launched our pilot factory and are in production
- Completed entitlements for Geoship Community #1, Unity Ridge
- Raised over $16M from thousands of mission-aligned investors







Milestones on the Path to Scale

Each milestone is a step toward vision.

- **2020** 5ksf Development Lab Set Up
- **2022** First Functional Prototype Complete
- **2024 Q4** Engineering Leadership Team Onboard
- **2025 Q3** California Regulatory Approval Complete
- **2025 Q3** 15ksf Pilot Factory Begins Production
- **2026 Q1** Unity Ridge Community Shovel Ready
- **2026 Q2** First Certificate Of Occupancy
- **2026 Q3** First Homes Installed At Unity Ridge
- **2026 Q4** Sales Pipeline Forecasted To Exceed $1B
- **2027 Q1** Launch Our First Volume Factory
- **FUTURE** Production Rate Of 1,(Domes/Yr

JOIN THE MOVEMENT, GET THE INSIGHTS

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COMPETITIVE ADVANTAGE

A New Housing Paradigm Without Trade-offs

Competitors trade off affordability, sustainability, health, speed, and resilience. Geoship delivers all five without compromise. This isn't incremental innovation; it's a new category of housing optimized from physics-first principles to transform the world's largest product market.



How Geoship Compares In The Market
ICON
cover
COSMIC
GEOSHIP
Sustainable
Resilient
Affordable
Healthy
Scalable
Price/SF (California)
$325
$636
$166
$700
$211
($111 At Scale)

In the future, we won't live in boxes.

FUTURE ROADMAP

Healthy Natural Homes Targeting Under $100/SF

Founder Edition homes validate performance, delivery, and demand. The product lineup then expands for volume manufacturing. The base model targets turnkey costs under $100/SF at scale, roughly half the cost of conventional homes.

Pilot It (2025-2027)

- 10-100 Units/year
- Founder Edition Homes

A limited run of 108 Founder Edition homes establishes repeatable manufacturing, installation workflows, and real-world performance data.

Evolve It (2028-2030)

- 100-1,000 Units/year
- Three-Tier Lineup

Introduce a three-tier product lineup anchored by a simple, repeatable Base model. Higher tiers support practical luxury, while the Base model anchors affordability through scaled production.

Scale It (2030 ->)

- 1,000+ Units/yr
- $100/SF Base Model

Expand through regional manufacturing and coordinated village networks. Collective land strategies, village-scale site work, and installation efficiencies reduce costs through replication and coordination at scale.

Serving a Cultural Movement Going Mainstream

Cultural Creatives represent roughly 25% of U.S. adults and are driving the fastest-growing segments in housing: climate-resilient, wellness-centered, and community-oriented living.This is not fringe demand. It is an emerging mainstream actively searching for alternatives, with limited success.



$10.1 Trillion
Global Housing
$804 Billion
US single-family construction
$201 Billion
Serviceable Addressable Market
25% of U.S. adults identify as Cultural Creatives

Fastest-growing segments:
Climate-resilient housing, Wellness real estate, Community-oriented development

Unlocking Pent-Up Demand

In 2024, the U.S. housing market was $2.7T, but only 28% of ready buyers purchased a home. The other 72% were priced out or couldn't find homes that fit their values.[13]

Geoship unlocks this demand by introducing a new category of housing; offering what buyers can't find today and pricing millions back into the market.



$6.9
Trillion
72% of ready buyers could not find homes
$2.7
Trillion
28% of ready buyers found homes

Introducing Amma

Amma is our go-to-market home: a 2-bedroom, 2-bath, 1,643-square-foot bioceramic dome designed for modern, healthy living. With soaring ceilings and abundant natural light, the interior is spacious and calming. The geometry and materials create a sense of balance and connection to the natural world.

You choose your fixtures and finishes. We handle the rest, completing production and installation in under 45 days at scale.

VIRTUAL TOUR

FLOOR PLAN

Move-In Ready
Live In The Round

Geoship offers fully equipped housing solutions. We manage site prep and deliver complete turnkey homes. A seamless customer experience from beginning to end.



Capital Efficient Path to $1B Revenue



$150M | CAPEX To Hit
| $1B Revenue*

Geoship has demonstrated product and market demand and is engineering for volume production. A pilot factory is live, the first customer installation is underway, and regulatory approval is secured in CA, the most stringent state. The result is a clear, capital-efficient path to scale in housing, the world's largest product market.

This timeline accelerates with additional capital to expand manufacturing capacity and community readiness.

Gross Revenue

$1.2B

$551M

$349M

$1.5M $5.9M $18M $50M $57M

2026 2027 2028 2029 2030 2031 2032 2033

*Compared to builds reported $XXXM CAPEX to reach $1B in revenue. Geoship boasts a significantly more capital-efficient path.

Purpose-Driven Cooperative Model



Geoship is structured for permanent alignment. The company is designed to evolve into a multi-stakeholder cooperative governed by a Perpetual Purpose Trust, widely regarded as the gold standard for steward ownership in the U.S.

This model enables decentralized growth while locking longterm mission and stakeholder alignment into the company's charter. Buckminster Fuller's mission is not an aspiration at Geoship; it is written directly into our charter.



"Our challenge is to make the world work for 100% of humanity in the shortest possible time, through spontaneous cooperation, without ecological offense or the disadvantage of anyone."

Why People are Investing in Geoship

The geodesic dome has long symbolized harmony between humanity, nature, and technology. For investors and future residents, Geoship offers a way to build housing that reflects the world they believe in. The dome is not just a product, but a blueprint for the future of home.



Tim Chang

Venture Partner at Mayfield Fund and twice-named Midas List VC, with exits to Oracle, Intel, and Disney. Founder of The Portal, a social wellness and biohacking club in Mill Valley.

"I'm passionate about not just sustainability, but especially regenerative solutions for modern living, as well as innovative AND beautiful ways to offer these. I believe people can be

Read more



Eli Call

Real estate and startup investor, and visionary leader at Breakthrough Energy Technologies. Has owned over 700-800 rental homes, enabling affordable housing for over 7,000 families.

"I invested in Geoship because it solves the biggest problems I've faced in real estate over the past 20 years with the 700-800 rental homes I have owned. Affordability is crucial, and

Read more



Julius Dreyer

Entrepreneur, Adventurer, Father, Innovator, Civilization Upgrader

"In an uncertain world, Geoship is building an excitingly rock-solid future,

Read more...



Bode Miller

Father, Husband, Learner, and Teacher. Winner of six Olympic Alpine skiing medals.

"I was raised off the grid, in the solitary

Read more ...



Matt Richards

Strategic investor and former President and COO of Maker DAO. Matt Richards is building Tierramor, an institute for deliberate transformation and awakening, and a permaculture/agroforestry research center on 800 acres in Nosara, Costa Rica.

"The more I learned about the concept, the more I fell in love with it. In terms of forward-

Read more



The testimonials presented are the opinions of the individuals providing them. They may not represent the experience of all clients or investors and are not a guarantee of future performance or success. No compensation was provided for these testimonials.

Forbes

"These Carbon-Neutral Bioceramic Geodesic Dome Homes Last 500 Years and Don't Rot, Burn, or Rust"

FAST COMPANY

"Are these fireproof, hurricane-proof geodesic domes the post-climate change house of the future?"

dwell

"The domes are built from bioceramic — a sturdy, recyclable material that offsets CO2."

DEEP DIVE

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Inside the Insights Package:

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- GeoRock Material Insights
- Prototype Dome Overview
- Customer and Target Market Overview

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Live Outside the Box



Sources

① Housing construction and operation account for 25–30% of global CO₂ emissions within the buildings and construction sector's 38% total share. Source: **UNEP, 2020 Global Status Report for Buildings and Construction (2020).**

② Climate disasters are destroying communities at record scale. 2023 set a new record for billion-dollar disasters. Source: **Yale Climate Connections, "U.S. billion-dollar weather disasters set an all-time record in 2023, with 28" (January 2024)**

③ As of 2025, ~75% of U.S. households cannot afford a median-priced new home under typical underwriting standards (30-year mortgage, 6.5% interest, 10% down). Source: **National Association of Home Builders, Special Study: Households Priced Out of the Housing Market (2025)**

④ Over 10,000 toxic chemicals are identified in the Living Building Challenge Red List for use in building materials, including carcinogens, endocrine disruptors, and persistent organic pollutants. Approximately 47% of U.S. homes have dampness and mold problems, with 4.6 million asthma cases annually attributed to mold exposure. Source: **International Living Future Institute, Living Building Challenge Red List (2025); EPA and Berkeley National Laboratory, "Health and Economic Impact of Dampness and Mold" (2007)**

⑤ Between 2012-2022, 15.6 million new households formed while only 8.5 million single-family homes were built, creating a 6.5 million home shortage. Source: **Realtor.com, U.S. Housing Supply Gap Analysis (March 2023)**

⑥ Independent life cycle assessment shows Geoship domes reduce total CO₂ emissions by 80-85% vs. conventional homes (embodied + operational carbon), with components produced using renewable energy. Source: **Tunely Engineering, "Embodied Carbon Assessment for Geoship** Geoship's precision off-site production minimizes material waste and centralizes recycling, reducing onsite construction waste by 99%. Conventional construction generates ~30% material waste onsite; factory-built methods reduce waste by 74-90%. Sources: **Schooley Mitchell construction waste analysis; modular construction waste-reduction studies.**

⑦ Geoship dome system components demonstrate multi-hazard resilience through independent testing. GeoRok bioceramic materials classified as non-combustible under ASTM E136 with no sustained flaming at 750°C (fire resistance); ASTM E331 testing showed no water penetration under simulated wind-driven rain at 2.86 psf and 5.0 gal/ft²/hr (flood resistance); ASTM E330 structural testing demonstrated no damage under +29.1 psf and -24.0 psf wind pressure loads (hurricane resistance); curved geodesic shell geometry distributes loads evenly and reduces stress concentrations under lateral seismic forces (earthquake resistance). Sources: **QAI Laboratories, ASTM E136 Test Report (2025); Twining Consulting Inc., Listing Report — Geoship Dome System Components, RAD-1374**

⑧ Geoship targets ~$100/sq ft construction cost at scale vs. typical U.S. single-family costs of $150-$280+/sq ft (50%+ reduction), achieved through standardized designs, materials innovation, and volume production. Cost comparison is construction only, excluding land, permitting, and financing. Source: **NAHB cost surveys and industry construction cost guides.**

⑨ Bioceramics are a class of chemically bonded phosphate ceramic materials defined by Professor Rustum Roy in the late 1990s, which initiated an 11-year R&D project at Argonne National Laboratory. Source: Wagh, A., **"Recent Progress in Chemically Bonded Phosphate Ceramics," Argonne National Laboratory (2013).**

⑩ Geoship can deliver and install homes in ~45 days at scale vs. traditional single-family construction timelines ranging from 7.6 to 15 months (228-453 days), making deployment 6-10x faster depending on build type. Industry average is 9.1 months. Source: **U.S. Census Bureau Survey of Construction (2024); NAHB Eye on Housing, "Single-Family Homes Are Built Faster in 2024"**

⑪ According to Mordor Intelligence, the U.S. residential real estate market (which includes sales of single-family, condos, rentals, etc.) was estimated at about $2.64 trillion in 2025 and is projected to grow to $3.11 trillion by 2030. Source: **Mordor Intelligence, "Residential Real Estate Market in USA" (2025)**

⑫ Global residential real estate market: $10.1T in 2024, projected to reach $12.74T by 2029 (4.8% CAGR). Source: **The Business Research Company, Residential Real Estate Global Market Report (2024)**
U.S. single-family new construction market: ~$804B annually. Source: **Research and Markets, Single-Family Housing Report**
$201B SAM calculation: Cultural Creatives represent ~25% of U.S. adults, consumers prioritizing ecological sustainability, community engagement, and social consciousness, yielding a $201B serviceable addressable market (25% × $804B). Source: **Paul H. Ray and Sherry Ruth Anderson, The Cultural Creatives: How 50 Million People Are Changing the World (2000).**
Market trends: Demand is shifting toward climate-resilient, wellness-focused, and community-oriented housing, with wellness real estate among the fastest-growing sectors. Source: **Global Wellness Institute, "What is Wellness Lifestyle Real Estate & Communities"**

⑬ Only 28% of Americans who planned to buy a home in 2024 actually did so, per a NerdWallet survey, meaning the majority of would-be buyers either were priced out, discouraged, or otherwise unable to complete a purchase.

Pent-up demand calculation: Only 28% of Americans who planned to buy a home in 2024 succeeded. If the $2.7T annual U.S. residential real estate market represents this 28% of realized demand, total implied demand equals $9.6T ($2.7T ÷ 0.28), leaving $6.9T in unmet demand (the remaining 72%). Sources: **NerdWallet 2025 Home Buyer Report (Harris Poll); Mordor Intelligence, U.S. Residential Real Estate Market**




Exhibit D

Subscription Agreement with Co-Issuer and Investor

Geoship S.P.C. – "Crowdfunding Issuer"

Geoship 2026 CF SPV LLC - "The Company"

REGULATION CF SPV SUBSCRIPTION AGREEMENT

THIS INVESTMENT INVOLVES A HIGH DEGREE OF RISK. THIS INVESTMENT IS SUITABLE ONLY FOR PERSONS WHO CAN BEAR THE ECONOMIC RISK FOR AN INDEFINITE PERIOD OF TIME AND WHO CAN AFFORD TO LOSE THEIR ENTIRE INVESTMENT. FURTHERMORE, INVESTORS MUST UNDERSTAND THAT SUCH INVESTMENT IS ILLIQUID AND IS EXPECTED TO CONTINUE TO BE ILLIQUID FOR AN INDEFINITE PERIOD OF TIME. NO PUBLIC MARKET EXISTS FOR THE SECURITIES, AND NO PUBLIC MARKET IS EXPECTED TO DEVELOP FOLLOWING THIS OFFERING.

THE SECURITIES OFFERED HEREBY HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"), OR ANY STATE SECURITIES OR BLUE SKY LAWS AND ARE BEING OFFERED AND SOLD IN RELIANCE ON EXEMPTIONS FROM THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT AND STATE SECURITIES OR BLUE SKY LAWS. ALTHOUGH AN OFFERING STATEMENT HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION (THE "SEC"), THAT OFFERING STATEMENT DOES NOT INCLUDE THE SAME INFORMATION THAT WOULD BE INCLUDED IN A REGISTRATION STATEMENT UNDER THE SECURITIES ACT AND IT IS NOT REVIEWED IN ANY WAY BY THE SEC. THE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SEC, ANY STATE SECURITIES COMMISSION OR OTHER REGULATORY AUTHORITY, NOR HAVE ANY OF THE FOREGOING AUTHORITIES PASSED UPON THE MERITS OF THIS OFFERING OR THE ADEQUACY OR ACCURACY OF THE SUBSCRIPTION AGREEMENT OR ANY OTHER MATERIALS OR INFORMATION MADE AVAILABLE TO SUBSCRIBER IN CONNECTION WITH THIS OFFERING OVER THE WEB-BASED PLATFORM MAINTAINED BY DEALMAKER SECURITIES LLC (THE "INTERMEDIARY"). ANY REPRESENTATION TO THE CONTRARY IS UNLAWFUL.

INVESTORS ARE SUBJECT TO LIMITATIONS ON THE AMOUNT THEY MAY INVEST, AS SET OUT IN SECTION 5(f). THE COMPANY IS RELYING ON THE REPRESENTATIONS AND WARRANTIES SET FORTH BY EACH SUBSCRIBER IN THIS SUBSCRIPTION AGREEMENT AND THE OTHER INFORMATION PROVIDED BY SUBSCRIBER IN CONNECTION WITH THIS OFFERING TO DETERMINE THE APPLICABILITY TO THIS OFFERING OF EXEMPTIONS FROM THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT.

PROSPECTIVE INVESTORS MAY NOT TREAT THE CONTENTS OF THE SUBSCRIPTION AGREEMENT, THE OFFERING STATEMENT OR ANY OF THE OTHER MATERIALS AVAILABLE ON THE INTERMEDIARY'S WEBSITE (COLLECTIVELY, THE "OFFERING MATERIALS") OR ANY COMMUNICATIONS FROM THE COMPANY OR ANY OF ITS OFFICERS, EMPLOYEES OR AGENTS AS INVESTMENT, LEGAL OR TAX ADVICE. IN MAKING AN INVESTMENT DECISION, INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE COMPANY AND THE TERMS OF THIS OFFERING, INCLUDING THE MERITS AND THE RISKS INVOLVED. EACH PROSPECTIVE INVESTOR SHOULD CONSULT THE INVESTOR'S OWN COUNSEL, ACCOUNTANT AND OTHER PROFESSIONAL

ADVISORS AS TO INVESTMENT, LEGAL, TAX AND OTHER RELATED MATTERS CONCERNING THE INVESTOR'S PROPOSED INVESTMENT.

THE OFFERING MATERIALS MAY CONTAIN FORWARD-LOOKING STATEMENTS AND INFORMATION RELATING TO, AMONG OTHER THINGS, THE COMPANY, ITS BUSINESS PLAN AND STRATEGY, AND ITS INDUSTRY. THESE FORWARD-LOOKING STATEMENTS ARE BASED ON THE BELIEFS OF, ASSUMPTIONS MADE BY, AND INFORMATION CURRENTLY AVAILABLE TO THE COMPANY'S MANAGEMENT. WHEN USED IN THE OFFERING MATERIALS, THE WORDS "ESTIMATE," "PROJECT," "BELIEVE," "ANTICIPATE," "INTEND," "EXPECT" AND SIMILAR EXPRESSIONS ARE INTENDED TO IDENTIFY FORWARD-LOOKING STATEMENTS, WHICH CONSTITUTE FORWARD LOOKING STATEMENTS. THESE STATEMENTS REFLECT MANAGEMENT'S CURRENT VIEWS WITH RESPECT TO FUTURE EVENTS AND ARE SUBJECT TO RISKS AND UNCERTAINTIES THAT COULD CAUSE THE COMPANY'S ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE CONTAINED IN THE FORWARD-LOOKING STATEMENTS. INVESTORS ARE CAUTIONED NOT TO PLACE UNDUE RELIANCE ON THESE FORWARD-LOOKING STATEMENTS, WHICH SPEAK ONLY AS OF THE DATE ON WHICH THEY ARE MADE. THE COMPANY DOES NOT UNDERTAKE ANY OBLIGATION TO REVISE OR UPDATE THESE FORWARD-LOOKING STATEMENTS TO REFLECT EVENTS OR CIRCUMSTANCES AFTER SUCH DATE OR TO REFLECT THE OCCURRENCE OF UNANTICIPATED EVENTS.

THE INFORMATION PRESENTED IN THE OFFERING MATERIALS WAS PREPARED BY THE COMPANY SOLELY FOR THE USE BY PROSPECTIVE INVESTORS IN CONNECTION WITH THIS OFFERING. NO REPRESENTATIONS OR WARRANTIES ARE MADE AS TO THE ACCURACY OR COMPLETENESS OF THE INFORMATION CONTAINED IN ANY OFFERING MATERIALS, AND NOTHING CONTAINED IN THE OFFERING MATERIALS IS OR SHOULD BE RELIED UPON AS A PROMISE OR REPRESENTATION AS TO THE FUTURE PERFORMANCE OF THE COMPANY.

THE COMPANY RESERVES THE RIGHT IN ITS SOLE DISCRETION AND FOR ANY REASON WHATSOEVER TO MODIFY, AMEND AND/OR WITHDRAW ALL OR A PORTION OF THE OFFERING AND/OR ACCEPT OR REJECT IN WHOLE OR IN PART ANY PROSPECTIVE INVESTMENT IN THE SECURITIES OR TO ALLOT TO ANY PROSPECTIVE INVESTOR LESS THAN THE AMOUNT OF SECURITIES SUCH INVESTOR DESIRES TO PURCHASE. EXCEPT AS OTHERWISE INDICATED, THE OFFERING MATERIALS SPEAK AS OF THEIR DATE. NEITHER THE DELIVERY NOR THE PURCHASE OF THE SECURITIES SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE THAT DATE.

TO: Geoship 2026 CF SPV LLC
        c/o Geoship S.P.C.
        180 Spring Hill Dr., Grass Valley, CA, 95945

Ladies and Gentlemen:

1.   Subscription.

(a)   The undersigned ("**Subscriber**") hereby subscribes for and agrees to purchase the limited liability company membership interests (the "**Membership Interests**") of Geoship 2026 CF SPV LLC, a Washington limited liability company (the "**Company**"), upon the terms and conditions set forth herein. The Company is serving as a "crowdfunding vehicle" as defined under Rule 3a-9 of the Investment Company Act of 1940, as amended, to acquire, hold, and dispose of Simple Agreements for Future Equity (the "**SAFEs**") issued by Geoship S.P.C., a Washington social purpose corporation (the "**Crowdfunding Issuer**").

The Subscriber acknowledges that the Crowdfunding Issuer is issuing SAFEs with two different valuation caps: SAFEs with a $94,000,000 post-money valuation cap for early bird investors and SAFEs with a $111,000,000 post-money valuation cap for all other investors. By executing this Agreement, Subscriber is subscribing for a Membership Interest that tracks, on a one-to-one basis, the SAFE with a Post-Money Valuation Cap based on the date of closing such investment.

The Membership Interests being subscribed for under this Subscription Agreement represent the Subscriber's indirect economic interest in the SAFEs issued by the Crowdfunding Issuer and held by the Company. The rights of the Membership Interests are as set forth in the Limited Liability Company Operating Agreement (the "**Operating Agreement**") of the Company and any description of the Membership Interests that appears in the Offering Materials is qualified in its entirety by such document.

(b)   (i) By executing this Subscription Agreement, Subscriber acknowledges that Subscriber has received this Subscription Agreement, a copy of the Offering Statement of the Company and Crowdfunding Issuer filed with the SEC and any other information required by the Subscriber to make an investment decision. It is a condition of the Company's acceptance of this subscription that Subscriber becomes a party to the Operating Agreement of the Company as a Member;

        (ii) Subscriber acknowledges that Subscriber has read the educational materials on the landing page, and has been informed of Subscriber's right to cancel the investment up to 48-hours prior to the Offering Deadline; however, once the Subscription Agreement is accepted by the Company and Crowdfunding Issuer there is no cancellation right;

        (iii) Subscriber acknowledges that there may be promoters for this Offering, and in the case that there are any communications from promoters, the promoter must clearly disclose in all communications the receipt of compensation, and that the promoter is engaged in promotional activities on behalf of the Company and Crowdfunding Issuer. A promoter may be any person who promotes the Company and Crowdfunding Issuer's offering for compensation, whether past or prospective, or who is a founder or an employee of an issuer that engages in promotional activities on behalf of the Company and Crowdfunding Issuer; and

(iv) Subscriber acknowledges that Subscriber has been informed of the compensation that DealMaker Securities LLC and affiliates receives in connection with the sale of securities in the Regulation CF offering and the manner in which it is received.

(c)   Subscriber understands that the Crowdfunding Issuer, as Manager of the Company, will make all decisions for the Company even though the Subscriber's investment is not made with the Crowdfunding Issuer.

(d)   This Subscription may be accepted or rejected in whole or in part, at any time prior to a Closing Date (as hereinafter defined), by the Company at its sole discretion. In addition, the Company, at its sole discretion, may allocate to Subscriber only a portion of the number of Membership Interests has subscribed for. The Company will notify Subscriber whether this subscription is accepted (whether in whole or in part) or rejected. If Subscriber's subscription is rejected, Subscriber's payment (or portion thereof if partially rejected) will be returned to Subscriber without interest and all of Subscriber's obligations hereunder shall terminate.

(e)   The aggregate value of Membership Interests sold shall not exceed $3,726,000 (including Investor Transaction Fees) (the "**Oversubscription Offering**"). The Company may accept subscriptions until April 30, 2026 (the "**Termination Date**"). Providing that subscriptions for $10,350 worth of Membership Interests are received, which also includes a 3.5% Investor Processing Fee on each transaction (the "**Minimum Offering**"), the Company may elect at any time to close all or any portion of this offering, on various dates at or prior to the Termination Date (each a "**Closing Date**").

(f)   In the event of rejection of this subscription in its entirety, or in the event the sale of the Membership Interests (or any portion thereof) is not consummated for any reason, this Subscription Agreement shall have no force or effect.

2.   Joinder to Operating Agreement. By executing this Subscription Agreement, Subscriber will automatically become party to the Operating Agreement of the Company as a Member holding the Membership Interests of the Company.

3.   Purchase Procedure.

(a)   Payment. The purchase price for the Membership Interests shall be paid simultaneously with the execution and delivery to the Company of the signature page of this Subscription Agreement, which signature and delivery may take place through digital online means. Subscriber shall deliver a signed copy of this Subscription Agreement, along with payment for the aggregate purchase price of the Membership Interests in accordance with the online payment process established by the Intermediary.

(b)   Escrow Arrangements. Until the Minimum Offering has been reached and one or more closings have occurred, payment for the Membership Interests shall be received and held by the escrow agent appointed by the Intermediary in this Offering (the "**Escrow Agent**") from the undersigned by transfer of immediately available funds or other means approved by the Company prior to the applicable Closing, in the amount as set forth on the signature page hereto and otherwise in accordance with Intermediary's payment processing instructions. Upon such Closing, the Escrow Agent shall release such funds to the Crowdfunding Issuer. The undersigned shall receive notice and evidence of the digital entry of the number of the Membership Interests owned by undersigned reflected on the books and records of the Company, which books and records shall bear a notation that the Membership Interests were sold in reliance upon Regulation CF.

4. <u>Representations and Warranties of the Company and Crowdfunding Issuer</u>. The Company and Crowdfunding Issuer each represent and warrant to Subscriber that the following representations and warranties are true and complete in all material respects as of the date of each Closing Date, except as otherwise indicated. For purposes of this Agreement, an individual shall be deemed to have "knowledge" of a particular fact or other matter if such individual is actually aware of such fact. The Company and Crowdfunding Issuer will be deemed to have "knowledge" of a particular fact or other matter if one of the Company's or Crowdfunding Issuer's current officers has, or at any time had, actual knowledge of such fact or other matter.

(a) <u>Organization and Standing</u>. The Crowdfunding Issuer is a Corporation duly formed, validly existing and in good standing under the laws of the State of Washington. The Company is a Limited Liability Company, duly formed, validly existing and in good standing under the laws of the State of Washington. The Company and Crowdfunding Issuer have all requisite power and authority to own and operate its properties and assets, to execute and deliver this Subscription Agreement, and any other agreements or instruments required hereunder. The Crowdfunding Issuer is duly qualified and is authorized to do business and is in good standing as a foreign corporation in all jurisdictions in which the nature of its activities and of its properties (both owned and leased) makes such qualification necessary, except for those jurisdictions in which failure to do so would not have a material adverse effect on the Company or its business.

(b) <u>Eligibility of the Company to Make an Offering under Section 4(a)(6)</u>. The Company and the Crowdfunding Issuer are eligible to make an offering under Section 4(a)(6) of the Securities Act and the rules promulgated thereunder by the SEC.

(c) <u>Issuance of the Membership Interests</u>. The issuance, sale and delivery of the Membership Interests in accordance with this Subscription Agreement and the underlying SAFEs to be issued to the Company has been duly authorized by all necessary corporate action on the part of the Company, and by the Crowdfunding Issuer. The Membership Interests, when so issued, sold and delivered against payment therefor in accordance with the provisions of this Subscription Agreement, will be duly and validly issued and outstanding and will constitute valid and legally binding obligations of the Company, enforceable against the Company in accordance with their terms. Further, the underlying SAFEs to be issued by the Crowdfunding Issuer to the Company will be duly and validly issued and outstanding and will constitute valid and legally binding obligations of the Crowdfunding Issuer, enforceable against the Crowdfunding Issuer in accordance with their terms.

(d) <u>Authority for Agreement</u>. The execution and delivery by the Company and Crowdfunding Issuer of this Subscription Agreement and the consummation of the transactions contemplated hereby (including the issuance, sale and delivery of the Membership Interests) are within the Company's and Crowdfunding Issuer's powers and have been duly authorized by all necessary actions on the part of the Company, and necessary actions of the Crowdfunding Issuer. Upon full execution hereof, this Subscription Agreement shall constitute a valid and binding agreement of the Company, enforceable against the Company in accordance with its terms, except (i) as limited by applicable bankruptcy, insolvency, reorganization, moratorium, and other laws of general application affecting enforcement of creditors' rights generally, (ii) as limited by laws relating to the availability of specific performance, injunctive relief, or other equitable remedies and (iii) with respect to provisions relating to indemnification and contribution, as limited by considerations of public policy and by federal or state securities laws.

(e) No Filings. Assuming the accuracy of the Subscriber's representations and warranties set forth in Section 4 hereof, no order, license, consent, authorization or approval of, or exemption by, or action by or in respect of, or notice to, or filing or registration with, any governmental body, agency or official is required by or with respect to the Company in connection with the execution, delivery and performance by the Company and Crowdfunding Issuer of this Subscription Agreement except (i) for such filings as may be required under Section 4(a)(6) of the Securities Act or the rules promulgated thereunder or under any applicable state securities laws, (ii) for such other filings and approvals as have been made or obtained, or (iii) where the failure to obtain any such order, license, consent, authorization, approval or exemption or give any such notice or make any filing or registration would not have a material adverse effect on the ability of the Company to perform its obligations hereunder.

(f) Proceeds. The Company shall use the proceeds from the issuance and sale of the Membership Interests as set forth in the Offering Materials.

(g) Litigation. Except as set forth in the Offering Materials, there is no pending action, suit, proceeding, arbitration, mediation, complaint, claim, charge or investigation before any court, arbitrator, mediator or governmental body, or to the Company's and Crowdfunding Issuer's knowledge, currently threatened in writing (a) against the Company or Crowdfunding Issuer or (b) against any consultant, officer, manager, director or key employee of the Company or Crowdfunding Issuer arising out of his or her consulting, employment or board relationship with the Company or that could otherwise materially impact the Company or Crowdfunding Issuer.

5. Representations and Warranties of Subscriber. By executing this Subscription Agreement, Subscriber (and, if Subscriber is purchasing the Membership Interests subscribed for hereby in a fiduciary capacity, the person or persons for whom Subscriber is so purchasing) represents and warrants, which representations and warranties are true and complete in all material respects as of the date of the Subscriber's Closing Date(s):

(a) Requisite Power and Authority. Such Subscriber has all necessary power and authority under all applicable provisions of law to execute and deliver this Subscription Agreement, the Operating Agreement and other agreements required hereunder and to carry out their provisions. All action on Subscriber's part required for the lawful execution and delivery of this Subscription Agreement and other agreements required hereunder have been or will be effectively taken prior to the Closing. Upon their execution and delivery, this Subscription Agreement and other agreements required hereunder will be valid and binding obligations of Subscriber, enforceable in accordance with their terms, except (a) as limited by applicable bankruptcy, insolvency, reorganization, moratorium or other laws of general application affecting enforcement of creditors' rights and (b) as limited by general principles of equity that restrict the availability of equitable remedies.

(b) Investment Representations. Subscriber understands that the Membership Interests have not been registered under the Securities Act. Subscriber also understands that the Membership Interests are being offered and sold pursuant to an exemption from registration contained in the Act based in part upon Subscriber's representations contained in this Subscription Agreement. Subscriber is a natural person.

(c)   Manner of Holding. Subscriber understands that the Subscriber is investing into the Company, which will serve as a "crowdfunding vehicle" for an investment between the Company and the Crowdfunding Issuer. The Company will maintain records of securityholders and provide rights as if the Subscriber invested directly into the Crowdfunding Issuer.

(d)   Illiquidity and Continued Economic Risk. Subscriber acknowledges and agrees that there is no ready public market for the Membership Interests and that there is no guarantee that a market for their resale will ever exist. Subscriber must bear the economic risk of this investment indefinitely and the Company has no obligation to list the Membership Interests on any market or take any steps (including registration under the Securities Act or the Securities Exchange Act of 1934, as amended) with respect to facilitating trading or resale of the Membership Interests. Subscriber acknowledges that Subscriber is able to bear the economic risk of losing Subscriber's entire investment in the Membership Interests. Subscriber also understands that an investment in the Company involves significant risks and has taken full cognizance of and understands all of the risk factors relating to the purchase of Membership Interests.

(e)   Resales. Subscriber agrees that during the one-year period beginning on the date on which it acquired Membership Interests pursuant to this Subscription Agreement, it shall not transfer such Membership Interests except:

        (i) To the Company;

        (ii) To an "accredited investor" within the meaning of Rule 501 of Regulation D under the Securities Act;

        (iii) As part of an offering registered under the Securities Act with the SEC;

        (iv) To a member of the Subscriber's family or the equivalent, to a trust controlled by the Subscriber, to a trust created for the benefit of a member of the family of the Subscriber or equivalent, or in connection with the death or divorce of the Subscriber or other similar circumstance.

        (v) Subscriber understands and agrees that Subscriber will not attempt to Transfer or engage in any resales and that such transfers and resales may be prohibited by the Manager of the Company in its sole discretion, but for very limited situations.

(f)   Investment Limits. Subscriber represents that either:

        (i)   Either of Subscriber's net worth or annual income is less than $124,000, and that the amount it is investing pursuant to this Subscription Agreement, together with all other amounts invested in offerings under Section 4(a)(6) of the Securities Act within the previous 12 months, is either less than (A) 5% of the greater of its annual income or net worth, or (B) $2,500; or

        (ii)   Both of Subscriber's net worth and annual income are more than $124,000, and that the amount it is investing pursuant to this Subscription Agreement, together with all other amounts invested in offerings under Section 4(a)(6) of the Securities Act within the previous 12 months, is less than 10% of the greater of its annual income or net worth, and does not exceed $124,000; or

        (iii)   Subscriber is an "accredited investor" within the meaning of Rule 501 of Regulation D under the Securities Act, and no investment limits shall apply.

(g)   Subscriber information. Within five days after receipt of a request from the Company, the Subscriber hereby agrees to provide such information with respect to its status as a securityholder and to execute and deliver such documents as may reasonably be necessary to comply with any and all laws and regulations to which the Company or the Crowdfunding Issuer is or may become subject. **Subscriber further agrees that in the event it transfers any Membership Interests, it will require the transferee of such Membership Interests to agree to provide such information to the Company or the Crowdfunding Issuer as a condition of such transfer**.

(h)   Crowdfunding Issuer Information. Subscriber has read the Offering Statement. Subscriber understands that the Crowdfunding Issuer is subject to all the risks that apply to early-stage companies, whether or not those risks are explicitly set out in the Offering Materials. Subscriber has had an opportunity to discuss the Crowdfunding Issuer's business, management and financial affairs with managers, officers and management of the Crowdfunding Issuer and has had the opportunity to review the Crowdfunding Issuer's operations and facilities. Subscriber has also had the opportunity to ask questions of and receive answers from the Crowdfunding Issuer and its management regarding the terms and conditions of this investment. Subscriber acknowledges that except as set forth herein, no representations or warranties have been made to Subscriber, or to Subscriber's advisors or representative, by the Crowdfunding Issuer or others with respect to the business or prospects of the Crowdfunding Issuer or its financial condition.

(i)   Valuation. The Subscriber acknowledges that the price of the Membership Interests was set by the Crowdfunding Issuer on the basis of the Crowdfunding Issuer's internal valuation and no warranties are made as to value. The Subscriber further acknowledges that future offerings of Membership Interests may be made at lower valuations, with the result that the Subscriber's investment will bear a lower valuation.

(j)   Domicile. Subscriber maintains Subscriber's domicile (and is not a transient or temporary resident) at the address shown on the signature page.

(k)   Foreign Investors. If Subscriber is not a United States person (as defined by Section 7701(a)(30) of the Internal Revenue Code of 1986, as amended), Subscriber hereby represents that it has satisfied itself as to the full observance of the laws of its jurisdiction in connection with any invitation to subscribe for the Membership Interests or any use of this Subscription Agreement, including (i) the legal requirements within its jurisdiction for the purchase of the Membership Interests, (ii) any foreign exchange restrictions applicable to such purchase, (iii) any governmental or other consents that may need to be obtained, and (iv) the income tax and other tax consequences, if any, that may be relevant to the purchase, holding, redemption, sale, or transfer of the Membership Interests. Subscriber's subscription and payment for and continued beneficial ownership of the Membership Interests will not violate any applicable securities or other laws of the Subscriber's jurisdiction.

6.   Indemnity. The representations, warranties and covenants made by the Subscriber herein shall survive the closing of this Agreement. The Subscriber agrees to indemnify and hold harmless the Company, the Crowdfunding Issuer and their respective officers, directors and affiliates, and each other person, if any, who controls the Company or the Crowdfunding Issuer, as the case may be, within the meaning of Section 15 of the Securities Act, against any and all loss, liability, claim, damage and expense whatsoever (including, but not limited to, any and all reasonable attorneys' fees, including attorneys' fees on appeal) and expenses reasonably incurred in investigating, preparing or defending against any false representation or warranty or breach of

failure by the Subscriber to comply with any covenant or agreement made by the Subscriber herein or in any other document furnished by the Subscriber to any of the foregoing in connection with this transaction.

7.   Transfer Restrictions.

(a)   "Market Stand-Off" Agreement. Each Subscriber hereby agrees that it will not, without the prior written consent of the managing underwriter or financial advisor to the Crowdfunding Issuer (as applicable), during the period commencing on the date of the final prospectus relating to the registration by the Crowdfunding Issuer of its securities under the Securities Act on a registration statement on Form S-1 or Form S-3, and ending on the date specified by the Crowdfunding Issuer and the managing underwriter (such period not to exceed one hundred eighty (180) days in the case of the initial public offering (the "IPO") or any merger with or into a special purpose acquisition vehicle ("SPAC"), or such other period as may be requested by the Crowdfunding Issuer or an underwriter or financial advisor to accommodate regulatory restrictions on (1) the publication or other distribution of research reports, and (2) analyst recommendations and opinions, including, but not limited to, the restrictions contained in FINRA Rule 2711(f)(4) or NYSE Rule 472(f)(4), or any successor provisions or amendments thereto), or ninety (90) days in the case of any registration other than the IPO, or such other period as may be requested by the Crowdfunding Issuer, its financial advisors or an underwriter to accommodate regulatory restrictions on (1) the publication or other distribution of research reports and (2) analyst recommendations and opinions, including, but not limited to, the restrictions contained in FINRA Rule 2711(f)(4) or NYSE Rule 472(f)(4), or any successor provisions or amendments thereto), (i) lend; offer; pledge; sell; contract to sell; sell any option or contract to purchase; purchase any option or contract to sell; grant any option, right, or warrant to purchase; or otherwise transfer or dispose of, directly or indirectly, any Shares (or other securities, whether such shares or any such securities are then owned by the Subscriber or are thereafter acquired) or (ii) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of such securities, whether any such transaction described in clause (i) or (ii) above is to be settled by delivery of Membership Interests, in cash, or otherwise. The foregoing provisions of this Section 7(a) shall not apply to the sale of any securities to an underwriter pursuant to an underwriting agreement, or the transfer of any securities to any trust for the direct or indirect benefit of the Subscriber or the immediate family of the Subscriber, provided that the trustee of the trust agrees to be bound in writing by the restrictions set forth herein, and provided further that any such transfer shall not involve a disposition for value, and shall be applicable to the Subscribers only if all officers and directors are subject to the same restrictions. The financial advisors of the Crowdfunding Issuer or its underwriters in connection with such registration are intended third party beneficiaries of this Section 7(a) and shall have the right, power and authority to enforce the provisions hereof as though they were a party hereto. Each Subscriber further agrees to execute such agreements as may be reasonably requested by the underwriters in connection with such registration that are consistent with this Section 7(a) or that are necessary to give further effect thereto.

For purposes of this Section 7(a), the term "Crowdfunding Issuer" shall include any wholly owned subsidiary of the Crowdfunding Issuer into which the Crowdfunding Issuer mergers or consolidates. In order to enforce the foregoing covenant, the Crowdfunding Issuer may impose stop transfer instructions with respect to the Subscriber's registrable securities of the Crowdfunding Issuer (and the Crowdfunding Issuer shares or securities of every other person subject to the foregoing restriction) until the end of such period. The Subscriber agrees that a legend reading substantially as follows may be placed on all certificates representing all of such Subscriber's registrable securities of the Crowdfunding Issuer (and the Crowdfunding Issuer shares or securities of every other person subject to the restriction contained in this Section 7(a)):

> "THE SECURITIES REPRESENTED BY THIS CERTIFICATE ARE SUBJECT TO A LOCK-UP PERIOD BEGINNING ON THE EFFECTIVE DATE OF THE REGISTRATION STATEMENT OF FIUTUR INFORMATION EXCHANGE INC. ("FIUTUR"), FILED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, AS SET FORTH IN AN AGREEMENT BETWEEN FIUTUR AND THE ORIGINAL HOLDER OF THESE SECURITIES, A COPY OF WHICH MAY BE OBTAINED AT FIUTUR'S PRINCIPAL OFFICE. SUCH LOCK-UP PERIOD IS BINDING ON TRANSFEREES OF THESE SECURITIES."

(b)   Further Limitations on Disposition. Without in any way limiting the representations and warranties set forth in this Agreement, the Subscriber agrees not to make any disposition of all or any portion of the Crowdfunding Issuer's capital stock or any securities which may be converted into the Crowdfunding Issuer's capital stock unless and until the transferee has agreed in writing for the benefit of the Crowdfunding Issuer to make the representations and warranties set out in Section 5 and the undertaking set out in Section 7(a) of this Agreement and:

(i) there is then in effect a registration statement under the Securities Act covering such proposed disposition, and such disposition is made in connection with such registration statement; or

(ii) such Subscriber has (A) notified the Crowdfunding Issuer of the proposed disposition; (B) furnished the Crowdfunding Issuer with a detailed statement of the circumstances surrounding the proposed disposition; and (C) if requested by the Crowdfunding Issuer, furnished the Crowdfunding Issuer with an opinion of counsel reasonably satisfactory to the Crowdfunding Issuer that such disposition will not require registration under the Securities Act.

The Subscriber agrees that it will not make any disposition of any of the Crowdfunding Issuer's securities to the Crowdfunding Issuer's competitors, as determined in good faith by the Crowdfunding Issuer.

8.   Governing Law; Jurisdiction.

This Subscription Agreement shall be governed and construed in accordance with the laws of the State of Washington.

EACH OF SUBSCRIBER AND THE COMPANY CONSENTS TO THE JURISDICTION OF ANY STATE OR FEDERAL COURT OF COMPETENT JURISDICTION LOCATED WITHIN THE STATE MENTIONED ABOVE AND NO OTHER PLACE AND IRREVOCABLY AGREES THAT ALL ACTIONS OR PROCEEDINGS RELATING TO THIS SUBSCRIPTION AGREEMENT MAY BE LITIGATED IN SUCH COURTS. EACH OF SUBSCRIBER AND THE COMPANY ACCEPTS FOR ITSELF AND HIMSELF AND IN CONNECTION WITH ITS AND HIS RESPECTIVE PROPERTIES, GENERALLY AND UNCONDITIONALLY, THE EXCLUSIVE JURISDICTION OF THE AFORESAID COURTS AND WAIVES ANY DEFENSE OF FORUM NON CONVENIENS, AND IRREVOCABLY AGREES TO BE BOUND BY ANY JUDGMENT RENDERED THEREBY IN CONNECTION WITH THIS SUBSCRIPTION AGREEMENT. EACH OF SUBSCRIBER AND THE COMPANY FURTHER IRREVOCABLY CONSENTS TO THE SERVICE OF PROCESS

OUT OF ANY OF THE AFOREMENTIONED COURTS IN THE MANNER AND IN THE ADDRESS SPECIFIED IN SECTION 10 AND THE SIGNATURE PAGE OF THIS SUBSCRIPTION AGREEMENT.

EACH OF THE PARTIES HERETO HEREBY IRREVOCABLY WAIVES ALL RIGHT TO TRIAL BY JURY IN ANY ACTION, PROCEEDING OR COUNTERCLAIM (WHETHER BASED IN CONTRACT, TORT OR OTHERWISE) ARISING OUT OF OR RELATING TO THIS SUBSCRIPTION AGREEMENT OR THE ACTIONS OF EITHER PARTY IN THE NEGOTIATION, ADMINISTRATION, PERFORMANCE AND ENFORCEMENT THEREOF, EACH OF THE PARTIES HERETO ALSO WAIVES ANY BOND OR SURETY OR SECURITY UPON SUCH BOND WHICH MIGHT, BUT FOR THIS WAIVER, BE REQUIRED OF SUCH PARTY. EACH OF THE PARTIES HERETO FURTHER WARRANTS AND REPRESENTS THAT IT KNOWINGLY AND VOLUNTARILY WAIVES ITS JURY TRIAL RIGHTS. THIS WAIVER IS IRREVOCABLE, MEANING THAT IT MAY NOT BE MODIFIED EITHER ORALLY OR IN WRITING, AND THIS WAIVER SHALL APPLY TO ANY SUBSEQUENT AMENDMENTS, RENEWALS, SUPPLEMENTS OR MODIFICATIONS TO THIS SUBSCRIPTION AGREEMENT. IN THE EVENT OF LITIGATION, THIS SUBSCRIPTION AGREEMENT MAY BE FILED AS A WRITTEN CONSENT TO A TRIAL BY THE COURT.

9.   Mediation. Any dispute, controversy or claim arising out of or relating to this Agreement or the breach thereof or otherwise arising by or between any parties hereto (including the Subscribers and the Company or the Manager), whether arising in tort or contract outside or under the provisions of this Agreement, shall be settled by mediation in Seattle, Washington. The parties shall, before the commencement of judicial proceedings, attempt in good faith to settle their dispute by mediation using American Arbitration Association under its Commercial Arbitration Rules and Mediation Procedures in the City of Seattle, State of Washington. If the dispute cannot be resolved through mediation, then the parties shall proceed with judicial proceedings as set forth in Section 8 and Section 9.

10.   Notices. Notice, requests, demands and other communications relating to this Subscription Agreement and the transactions contemplated herein shall be in writing and shall be deemed to have been duly given if and when (a) when delivered by hand; or (b) when received by the addressee if sent by a nationally recognized overnight courier; or (c) on the date sent by facsimile or email of a PDF document (with confirmation of transmission) if sent during normal business hours of the recipient, and on the next business day if sent after normal business hours of the recipient; or (d) on the third day after the date mailed, by certified or registered mail, return receipt requested, postage prepaid. Such communications must be sent to the respective parties at the following addresses (or at such other address for a party as shall be specified in a notice given in accordance with this Section 9):

> If to the Company, to:
>
> Geoship 2026 CF SPV LLC
> c/o Geoship S.P.C.
> 100 N Howard St Ste R, Spokane, WA, 99201
> Attn: Mikael (Micha) Mikailian
> Email: micha@geoship.is
>
> If to the Crowdfunding Issuer, to:

Geoship S.P.C.
180 Spring Hill Dr., Grass Valley, CA, 95945
Attn: Mikael (Micha) Mikailian
Email: micha@geoship.is

If to a Subscriber, to Subscriber's address as shown on the signature page hereto.

Any notices, requests, demands or other communications by telecopy or cable shall be confirmed by letter given in accordance with (a) or (b) above.

11.   Miscellaneous.

(a) All pronouns and any variations thereof shall be deemed to refer to the masculine, feminine, neuter, singular or plural, as the identity of the person or persons or entity or entities may require.

(b) This Subscription Agreement is not transferable or assignable by Subscriber.

(c) The representations, warranties and agreements contained herein shall be deemed to be made by and be binding upon Subscriber and its heirs, executors, administrators and successors and shall inure to the benefit of the Company and the Crowdfunding Issuer and their respective successors and assigns.

(d) None of the provisions of this Subscription Agreement may be waived, changed or terminated orally or otherwise, except as specifically set forth herein or except by a writing signed by the Company, the Crowdfunding Issuer and Subscriber.

(e) In the event any part of this Subscription Agreement is found to be void or unenforceable, the remaining provisions are intended to be separable and binding with the same effect as if the void or unenforceable part were never the subject of agreement.

(f) The invalidity, illegality or unenforceability of one or more of the provisions of this Subscription Agreement in any jurisdiction shall not affect the validity, legality or enforceability of the remainder of this Subscription Agreement in such jurisdiction or the validity, legality or enforceability of this Subscription Agreement, including any such provision, in any other jurisdiction, it being intended that all rights and obligations of the parties hereunder shall be enforceable to the fullest extent permitted by law.

(g) This Subscription Agreement supersedes all prior discussions and agreements between the parties with respect to the subject matter hereof and contains the sole and entire agreement between the parties hereto with respect to the subject matter hereof.

(h) The terms and provisions of this Subscription Agreement are intended solely for the benefit of each party hereto and their respective successors and assigns, and it is not the intention of the parties to confer, and no provision hereof shall confer, third-party beneficiary rights upon any other person.

(i) The headings used in this Subscription Agreement have been inserted for convenience of reference only and do not define or limit the provisions hereof.

(j) This Subscription Agreement may be executed in any number of counterparts, each of which will be deemed an original, but all of which together will constitute one and the same instrument.

(k) If any recapitalization or other transaction affecting the capital stock of the Crowdfunding Issuer is effected, then any new, substituted or additional securities or other property which is distributed with respect to the Membership Interests shall be immediately subject to this Subscription Agreement, to the same extent that the Membership Interests, immediately prior thereto, shall have been covered by this Subscription Agreement.

(l) No failure or delay by any party in exercising any right, power or privilege under this Subscription Agreement shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right, power or privilege. The rights and remedies herein provided shall be cumulative and not exclusive of any rights or remedies provided by law.

[SIGNATURE PAGE FOLLOWS]

Geoship S.P.C.

SUBSCRIPTION AGREEMENT SIGNATURE PAGE

The undersigned, desiring to purchase Membership Units of Geoship S.P.C. by executing this signature page, hereby executes, adopts and agrees to all terms, conditions and representations of the Subscription Agreement.

The Securities being subscribed for will be owned by, and should be recorded on the Corporation's books as follows:

Full legal name of Subscriber (including middle name(s), for individuals):

(Name of Subscriber)

By:
(Authorized Signature)

(Official Capacity or Title, if the Subscriber is not an individual)

(Name of individual whose signature appears above if different than the name of the Subscriber printed above.)

(Subscriber's Residential Address, including Province/State and Postal/Zip Code)

Taxpayer Identification Number

(Telephone Number)

(Offline Investor)
(E-Mail Address)

Number of securities: **Membership Units**
Aggregate Subscription Price: **$0.00 USD**

TYPE OF OWNERSHIP:

If the Subscriber is individual: If the Subscriber is not an individual:

☐ Individual

☐ Joint Tenant

☐ Tenants in Common

☐ Community Property

If interests are to be jointly held:

Name of the Joint Subscriber:

Social Security Number of the Joint Subscriber:

Check this box if the securities will be held in a custodial account: ☐

Type of account:

EIN of account:

Address of account provider:

ACCEPTANCE

The Corporation hereby accepts the subscription as set forth above on the terms and conditions contained in this Subscription Agreement.

Dated as of

Geoship S.P.C.

By:

Authorized Signing Officer

U.S. INVESTOR QUESTIONNAIRE

EITHER (i) The undersigned is an accredited investor (as that term is defined in Regulation D under the Securities Act because the undersigned meets the criteria set forth in the following paragraph(s) of the U.S Investor Questionnaire attached hereto): ☐

OR (ii) The aggregate subscription price of 0.00 USD (together with any previous investments in the Securities pursuant to this offering) does not exceed the Investor's limit of 0.00 in this offering, not the Investor's total limit for investment in offerings under rule Section 4(a)(6) of the Securities Act of 1933, as amended, being Regulation CF in the last 12 months.

Aggregate subscription price invested in this offering: 0.00 USD

The Investor either has ☐ or has not ☐ invested in offerings under Section 4(a)(6) of the Securities Act of 1933, as amended, being Regulation CF in the last 12 months prior to this offering. If yes, the total amount the Investor has invested in offerings under Section 4(a)(6) of the Securities Act of 1933, as amended, being Regulation CF in the last 12 months prior to this offering is: USD

The Investor's investment limit for this offering is: 0.00USD

The Investor's investment limit for all offerings under Section 4(a)(6) of the Securities Act of 1933, as amended, being Regulation CF in the last 12 months, including this offering is: 0.00USD

The Investor's net worth (if not an accredited investor): USD

The Investor's income (if not an accredited investor): USD

If selected (i) above, the Investor hereby represents and warrants that that the Investor is an Accredited Investor, as defined by Rule 501 of Regulation D under the Securities Act of 1933, and Investor meets at least one (1) of the following criteria (initial all that apply) or that Investor is an unaccredited investor and meets none of the following criteria (initial as applicable):

☐ A bank, as defined in Section 3(a)(2) of the U.S. Securities Act;
a savings and loan association or other institution as defined in Section 3(a)(5)(A) of the U.S. Securities Act, whether acting in its individual or fiduciary capacity; a broker or dealer registered pursuant to Section 15 of the United States Securities Exchange Act of 1934; An insurance company as defined in Section 2(a)(13) of the U.S. Securities Act; An investment company registered under the United States Investment Company Act of 1940; or A business development company as defined in Section 2(a)(48) of that Act; a Small Business Investment Company licensed by the U.S. Small Business Administration under Section 301 (c) or (d) of the United States Small Business Investment Act of 1958;A plan established and maintained by a state, its political subdivisions or any agency or instrumentality of a state or its political subdivisions, for the benefit of its employees, if such plan has total assets in excess of US$5,000,000; or an employee benefit plan within the meaning of the United States Employee Retirement Income Security Act of 1974, as amended, in which the investment decision is made by a plan fiduciary, as defined in Section 3(21) of such Act, which is either a bank, savings and loan association, insurance company or registered investment adviser, or an employee benefit plan with total assets in excess of U.S. $5,000,000 or, if a self directed plan, with investment decisions made solely by persons that are Accredited Investors;

☐ A private business development company as defined in Section 202(a)(22) of the Investment Advisers Act of 1940;

☐ The Investor is either (i) a corporation, (ii) an organization described in Section 501(c)(3) of the Internal Revenue Code, (iii) a trust, or (iv) a partnership, in each case not formed for the specific purpose of acquiring the securities offered, and in each case with total assets in excess of US$5,000,000;

☐ a director, executive officer or general partner of the issuer of the securities being offered or sold, or any director, executive officer, or general partner of a general partner of that issuer;

☐ The Investor is a natural person (individual) whose own net worth, taken together with the net worth of the Investor's spouse or spousal equivalent, exceeds US$1,000,000, excluding equity in the Investor's principal residence unless the net effect of his or her mortgage results in negative equity, the Investor should include any negative effects in calculating his or her net worth;

☐ The Investor is a natural person (individual) who had an individual income in excess of US$200,000 (or joint income with the Investor spouse or spousal equivalent in excess of US$300,000) in each of the two previous years and who reasonably expects a gross income of the same this year;

☐ A trust, with total assets in excess of US$5,000,000, not formed for the specific purpose of acquiring the securities offered, whose purchase is directed by a sophisticated person as described in Rule 506(b)(2)(ii) of the U.S. Securities Act;

☐ The Investor is an entity as to which all the equity owners are Accredited Investors. If this paragraph is initialed, the Investor represents and warrants that the Investor has verified all such equity owners' status as an Accredited Investor.

☐ a natural person who holds one of the following licenses in good standing: General Securities Representative license (Series 7), the Private Securities Offerings Representative license (Series 82), or the Investment Adviser Representative license (Series 65);

☐ An investment adviser registered pursuant to Section 203 of the Investment Advisers Act of 1940 or registered pursuant to the laws of a state; or

☐ An investment adviser relying on the exemption from registering with tthe SEC under Section 203(l) or (m) of the Investment Advisers Act of 1940; or

☐ A rural business investment company as defined in Section 384A of the Consolidated Farm and Rural Development Act;

☐ An entity, of a type not listed herein, not formed for the specific purpose of acquiring the securities offered, owning investments in excess of $5,000,000;

☐ A "family office," as defined in Rule 202(a)(11)(G)-1 under the Investment Advisers Act of 1940 (17 CFR 275.202(a)(11)(G)-1):
(i) With assets under management in excess of $5,000,000,
(ii) That is not formed for the specific purpose of acquiring the securities offered, and
(iii) Whose prospective investment is directed by a person who has such knowledge and experience in financial and business matters that such family office is capable of evaluating the merits and risks of the prospective investment;

☐ A "family client," as defined in rule 202(a)(11)(G)-1 under the Investment Advisers Act of 1940 (17 CFR 275.202(a)(11)(G)-1)), of a family office meeting the requirements in category 23 above and whose prospective investment in the issuer is directed by such family office as referenced above;

☐ A natural person who is a "knowledgeable employee," as defined in rule 3c-5(a)(4) under the Investment Company Act of 1940 (17 CFR 270.3c-5(a)(4)), of the issuer of the securities being offered or sold where the issuer would be an investment company, as defined in Section 3 of such Act, but for the exclusion provided by either Section 3(c)(1) or Section 3(c)(7) of such Act;

☐ A corporation, Massachusetts or similar business trust, limited liability company or partnership, not formed for the specific purpose of acquiring the securities, with total assets of more than US$5 million; or

☐ The Investor is not an Accredited Investor and does not meet any of the above criteria.

DATED:

INVESTOR: (Print Full Name of Entity or Individual)

                                                       By:

                                                            (Signature)

                                                       Name:

                                                       (If signing on behalf of entity)

                                                       Title:

                                                       (If signing on behalf of entity)

By executing this document, the client certifies the following:

If an Entity:
1. I am the of the Entity, and as such have knowledge of the matters certified to herein;

2. the Entity has not taken any steps to terminate its existence, to amalgamate, to continue into any other jurisdiction or to change its existence in any way and no proceedings have been commenced or threatened, or actions taken, or resolutions passed that could result in the Entity ceasing to exist;

3. the Entity is not insolvent and no acts or proceedings have been taken by or against the Entity or are pending in connection with the Entity, and the Entity is not in the course of, and has not received any notice or other communications, in each case, in respect of, any amalgamation, dissolution, liquidation, insolvency, bankruptcy or reorganization involving the Entity, or for the appointment of a receiver, administrator, administrative receiver, trustee or similar officer with respect to all or any of its assets or revenues or of any proceedings to cancel its certificate of incorporation or similar constating document or to otherwise terminate its existence or of any situation which, unless remedied, would result in such cancellation or termination;

4. the Entity has not failed to file such returns, pay such taxes, or take such steps as may constitute grounds for the cancellation or forfeiture of its certificate of incorporation or similar constating document;

5. **if required, the documents uploaded to the DealMaker portal** are true certified copies of the deed of trust, articles of incorporation or organization, bylaws and other constating documents of the Entity including copies of corporate resolutions or by-laws relating to the power to bind the Entity;

6. The Client is the following type of Entity:

7. The names and personal addresses as applicable for the entity in **Appendix 1** are accurate.

All subscribers:

DealMaker Account Number: (Offline Investor)

If I elect to submit my investment funds by an electronic payment option offered by DealMaker, I hereby agree to be bound by DealMaker's Electronic Payment Terms and Conditions (the "Electronic Payment Terms"). I acknowledge that the Electronic Payment Terms are subject to change from time to time without notice.
Notwithstanding anything to the contrary, an electronic payment made hereunder will constitute unconditional acceptance of the Electronic Payment Terms, and by use of the credit card or ACH/EFT payment option hereunder, I: (1) authorize the automatic processing of a charge to my credit card account or debit my bank account for any and all balances due and payable under this agreement; (2) acknowledge that there may be fees payable for processing my payment; (3) acknowledge and agree that I will not initiate a chargeback or reversal of funds on account of any issues that arise pursuant to this investment and I may be liable for any and all damages that could ensue as a result of any such chargebacks or reversals initiated by myself.

By submitting this payment, I hereby authorize DealMaker to charge my designated payment method for the investment amount indicated. I understand this investment is subject to the terms of the offering and its associated rules and investor protections. I understand it is not a purchase of goods or services. I acknowledge that this transactior is final, non-refundable unless otherwise stated or required, and represents an investment subject to risk, including loss. I confirm that I have reviewed all offering documents and agree not to dispute this charge with my bank or card issuer, so long as the transaction corresponds to the agreed terms and disclosures.

DATED:

INVESTOR: (Print Full Name of Investor)

                                                       By:

                                                          (Signature)

                                                       Name of Signing Officer (if Entity):

                                                       Title of Signing Officer (if Entity):

Appendix 1 - Subscriber Information

For the Subscriber and Joint Holder (if applicable)

Name	Address	Date of Birth (if an Individual)	Taxpayer Identification Number

For a Corporation or entity other than a Trust (Insert names and addresses below or attach a list)

1. One Current control person of the Organization:

Name	Address	Date of Birth	Taxpayer Identification Number

2. Unless the entity is an Estate or Sole Proprietorship, list the Beneficial owners of, or those exercising direct or indirect control or direction over, more than 25% of the voting rights attached to the outstanding voting securities or the Organization:

Name	Address	Date of Birth	Taxpayer Identification Number

For a Trust (Insert names and addresses or attach a list)

1. Current trustees of the Organization:

Name	Address	Date of Birth	Taxpayer Identification Number

Self-Certification of Trustee

Instructions: This form is intended to be used by a trustee, representing a trust who is an investor in Geoship S.P.C.'s offering.

I certify that:

1. I, , am the trustee of the ("Trust") (the "**Trustee**")

2. On or about , on behalf of the Trust, the Trustee executed a subscription agreement to purchase securities in Geoship S.P.C.'s offering;

3. As the Trustee, I have the authority to execute all Trust powers. Among other things, the Trust allocates to the Trustee the power to invest Trust funds for the benefit of the Trust by purchasing securities in private or public companies, regardless of the suitability of the investment for the Trust ("**Trust Investment**").

4. With respect to Trust Investments, the Trustee is the only person required to execute subscription agreements to purchase securities.

I certify that the above information is accurate and truthful as of the date below.

Trustee Name: on behalf of

Signature of Client:

Date of Signature:

CANADIAN ACCREDITED INVESTOR CERTIFICATE

TO: Geoship S.P.C. (the "**Corporation**")

The Investor hereby represents, warrants and certifies to the Corporation that the undersigned is an "Accredited Investor" as defined in Section 1.1 of National Instrument 45-106. The Investor has indicated below the criteria which the Investor satisfies in order to qualify as an "Accredited Investor".

The Investor understands that the Corporation and its counsel are relying upon this information in determining to sell securities to the undersigned in a manner exempt from the prospectus and registration requirements of applicable securities laws.

The categories listed herein contain certain specifically defined terms. If you are unsure as to the meanings of those terms, or are unsure as to the applicability of any category below, please contact your legal advisor before completing this certificate.

In connection with the purchase by the undersigned Subscriber of the Purchased Membership Units, the Subscriber hereby represents, warrants, covenants and certifies to the Corporation (and acknowledges that the Corporation and its counsel are relying thereon) that:

a. the Subscriber is, and at the Closing Time, will be, an "accredited investor" within the meaning of NI 45-106 or Section 73.3 of the Securities Act (Ontario), as applicable, on the basis that the undersigned fits within one of the categories of an "accredited investor" reproduced below beside which the undersigned has indicated the undersigned belongs to such category;

b. the Subscriber was not created or is not used, solely to purchase or hold securities as an accredited investor as described in paragraph (m) below; and

c. upon execution of this Schedule B by the Subscriber, including, if applicable, Appendix 1 to this Schedule B, this Schedule B shall be incorporated into and form a part of the Subscription Agreement.

(PLEASE CHECK THE BOX OF THE APPLICABLE CATEGORY OF ACCREDITED INVESTOR)

☐   (a)   a Canadian financial institution, or a Schedule III bank;

☐   (b)   the Business Development Bank of Canada incorporated under the Business Development Bank of Canada Act (Canada);

☐   (c)   a subsidiary of any Person referred to in paragraphs (a) or (b), if the Person owns all of the voting securities of the subsidiary, except the voting securities required by law to be owned by directors of that subsidiary;

        (d)   a Person registered under the securities legislation of a jurisdiction of Canada as an adviser or dealer, other than a Person registered solely as a limited market dealer under one or both of the Securities Act (Ontario) or the Securities Act (Newfoundland and Labrador);

☐   (e)   an individual registered under the securities legislation of a jurisdiction of Canada as a representative of a Person referred to in paragraph (d);

☐   (e.1)   an individual formerly registered under the securities legislation of a jurisdiction of Canada, other than an individual formerly registered solely as a representative of a limited market dealer under one or both of the Securities Act (Ontario) or the Securities Act (Newfoundland and Labrador);

☐   (f)   the Government of Canada or a jurisdiction of Canada, or any crown corporation, agency or wholly owned entity of the Government of Canada or a jurisdiction of Canada;

☐   (g)   a municipality, public board or commission in Canada and a metropolitan community, school board, the Comité de gestion de la taxe scolaire de l'île de Montréal or an intermunicipal management board in Québec;

☐   (h)   any national, federal, state, provincial, territorial or municipal government of or in any foreign jurisdiction, or any agency of that government;

☐   (i)   a pension fund that is regulated by either the Office of the Superintendent of Financial Institutions (Canada) or a pension commission or similar regulatory authority of a jurisdiction of Canada;

☐	(j)	an individual who, either alone or with a spouse, beneficially owns financial assets having an aggregate realizable value that before taxes, but net of any related liabilities, exceeds CAD$1,000,000;
☐	(j.1)	an individual who beneficially owns financial assets having an aggregate realizable value that, before taxes but net of any related liabilities, exceeds CAD$5,000,000;
	(k.1)	an individual whose net income before taxes exceeded CAD$200,000 in each of the two most recent calendar years or whose net income before taxes combined with that of a spouse exceeded CAD$300,000 in each of the two most recent calendar years and who, in either case, reasonably expects to exceed that net income level in the current calendar year;
	(k.2)	Net income before taxes combined with your spouse's was more than CAD $300,000 in each of the 2 most recent calendar years, and their combined net income before taxes is expected to be more than CAD $300,000 in the current calendar year
☐	(l)	an individual who, either alone or with a spouse, has net assets of at least CAD$5,000,000;
☐	(m)	a Person, other than an individual or investment fund, that has net assets of at least CAD$5,000,000 as shown on its most recently prepared financial statements and that has not been created or used solely to purchase or hold securities as an accredited investor;
☐	(n)	an investment fund that distributes or has distributed its securities only to (i) a Person that is or was an accredited investor at the time of the distribution, (ii) a Person that acquires or acquired securities in the circumstances referred to in sections 2.10 (Minimum amount investment) and 2.19 (Additional investment in investment funds) of NI 45-106, or (iii) a Person described in paragraph (i) or (ii) that acquires or acquired securities under section 2.18 (Investment fund reinvestment) of NI 45-106;
☐	(o)	an investment fund that distributes or has distributed securities under a prospectus in a jurisdiction of Canada for which the regulator or, in Québec, the securities regulatory authority, has issued a receipt;
☐	(p)	a trust company or trust corporation registered or authorized to carry on business under the Trust and Loan Companies Act (Canada) or under comparable legislation in a jurisdiction of Canada or a foreign jurisdiction, acting on behalf of a fully managed account managed by the trust company or trust corporation, as the case may be;
	(q)	a Person acting on behalf of a fully managed account managed by that Person, if that Person (i) is registered or authorized to carry on business as an adviser or the equivalent under the securities legislation of a jurisdiction of Canada or a foreign jurisdiction, and (ii) in Ontario, is purchasing a security that is not a security of an investment fund;
☐	(r)	a registered charity under the Income Tax Act (Canada) that, in regard to the trade, has obtained advice from an eligibility adviser or an adviser registered under the securities legislation of the jurisdiction of the registered charity to give advice on the securities being traded;
☐	(s)	an entity organized in a foreign jurisdiction that is analogous to any of the entities referred to in paragraphs (a) to (d) or paragraph (i) in form and function;
☐	(t)	a Person in respect of which all of the owners of interests, direct, indirect or beneficial, except the voting securities required by law to be owned by directors, are Persons that are accredited investors;
☐	(u)	an investment fund that is advised by a Person registered as an adviser or a Person that is exempt from registration as an adviser;
	(v)	a Person that is recognized or designated by the securities regulatory authority or, except in Ontario and Québec, the regulator as (i) an accredited investor, or (ii) an exempt purchaser in Alberta or Ontario; or
☐	(w)	a trust established by an accredited investor for the benefit of the accredited investor's family members of which a majority of the trustees are accredited investors and all of the beneficiaries are the accredited investor's spouse, a former spouse of the accredited investor or a parent, grandparent, brother, sister, child or grandchild of that accredited investor, of that accredited investor's spouse or of that accredited investor's former spouse.

(x)   in Ontario, such other persons or companies as may be prescribed by the regulations under the Securities Act (Ontario).

The statements made in this Form are true and accurate as of the date hereof.

DATED:

INVESTOR: _____ (Print Full Name of Entity or Individual)

By: _____

(Signature)

Name: _____

(If signing on behalf of entity)

Title: _____

(If signing on behalf of entity)

Definitions for Accredited Investor Certificate

As used in the Accredited Investor Certificate, the following terms have the meanings set out below:

a. "**Canadian financial institution**" means (i) an association governed by the *Cooperative Credit Associations Act* (Canada) or a central cooperative credit society for which an order has been made under section 473(1) of that Act, or (ii) a bank, loan corporation, trust company, trust corporation, insurance company, treasury branch, credit union, caisse populaire, financial services cooperative, or league that, in each case, is authorized by an enactment of Canada or a jurisdiction of Canada to carry on business in Canada or a jurisdiction of Canada;

b. "**entity**" means a company, syndicate, partnership, trust or unincorporated organization;

c. "**financial assets**" means cash, securities, or any a contract of insurance, a deposit or an evidence of a deposit that is not a security for the purposes of securities legislation;

d. "**fully managed account**" means an account of a client for which a Person makes the investment decisions if that Person has full discretion to trade in securities for the account without requiring the client's express consent to a transaction;

e. "**investment fund**" means a mutual fund or a non-redeemable investment fund, and, for greater certainty in Ontario, includes an employee venture capital corporation that does not have a restricted constitution, and is registered under Part 2 of the *Employee Investment Act* (British Columbia), R.S.B.C. 1996 c. 112, and whose business objective is making multiple investments and a venture capital corporation registered under Part 1 of the *Small Business Venture Capital Act* (British Columbia), R.S.B.C. 1996 c. 429 whose business objective is making multiple investments;

f. "**mutual fund**" means an issuer whose primary purpose is to invest money provided by its security holders and whose securities entitle the holder to receive on demand, or within a specified period after demand, an amount computed by reference to the value of a proportionate interest in the whole or in part of the net assets, including a separate fund or trust account, of the issuer;

g. "**non-redeemable investment fund**" means an issuer,
   A. whose primary purpose is to invest money provided by its securityholders,
   B. that does not invest,
      i. for the purpose of exercising or seeking to exercise control of an issuer, other than an issuer that is a mutual fund or a non-redeemable investment fund, or
      ii. for the purpose of being actively involved in the management of any issuer in which it invests, other than an issuer that is a mutual fund or a non-redeemable investment fund, and
   C. that is not a mutual fund;

h. "**related liabilities**" means liabilities incurred or assumed for the purpose of financing the acquisition or ownership of financial assets and liabilities that are secured by financial assets;

i. "**Schedule III bank**" means an authorized foreign bank named in Schedule III of the Bank Act (Canada);

j. "**spouse**" means an individual who (i) is married to another individual and is not living separate and apart within the meaning of the Divorce Act (Canada), from the other individual, (ii) is living with another individual in a marriage-like relationship, including a marriage-like relationship between individuals of the same gender, or (iii) in Alberta, is an individual referred to in paragraph (i) or (ii), or is an adult interdependent partner within the meaning of the Adult Interdependent Relationships Act (Alberta); and

k. "**subsidiary**" means an issuer that is controlled directly or indirectly by another issuer and includes a subsidiary of that subsidiary.

In NI 45-106 a Person or company is an affiliate of another Person or company if one of them is a subsidiary of the other, or if each of them is controlled by the same Person.

In NI 45-106 a Person (first Person) is considered to control another Person (second Person) if (a) the first Person, directly or indirectly, beneficially owns or exercises control or direction over securities of the second Person carrying votes which, if exercised, would entitle the first Person to elect a majority of the directors of the second Person, unless that first Person holds the voting securities only to secure an obligation, (b) the second Person is a partnership, other than a limited partnership, and the first Person holds more than 50% of the interests of the partnership, or (c) the second Person is a limited partnership and the general partner of the limited partnership is the first Person.

RISK ACKNOWLEDGEMENT FORM (FORM 45-106F9)

Form for Individual Accredited Investors

WARNING! This investment is risky. Do not invest unless you can afford to lose all the money you pay for this investment.

Section 1 – TO BE COMPLETED BY THE ISSUER OR SELLING SECURITY HOLDER	
1. About your investment	
Type of Securities: Membership Units	Issuer: Geoship S.P.C. (the "Issuer")
Purchased from: The Issuer	
Sections 2 to 4 – TO BE COMPLETED BY THE PURCHASER	
2. Risk acknowledgement	

This investment is risky. Initial that you understand that:	**Your Initials**
Risk of loss – You could lose your entire investment of $	
Liquidity risk – You may not be able to sell your investment quickly – or at all.	
Lack of information – You may receive little or no information about your investment.	
Lack of advice – You will not receive advice from the salesperson about whether this investment is suitable for you unless the salesperson is registered. The salesperson is the person who meets with, or provides information to, you about making this investment. To check whether the salesperson is registered, go to www.aretheyregistered.ca.	

3. Accredited investor status	
You must meet at least one of the following criteria to be able to make this investment. Initial the statement that applies to you. (You may initial more than one statement.) The person identified in section 6 is responsible for ensuring that you meet the definition of accredited investor. That person, or the salesperson identified in section 5, can help you if you have questions about whether you meet these criteria.	**Your Initials**
• Your net income before taxes was more than CAD$200,000 in each of the 2 most recent calendar years, and you expect it to be more than CAD$200,000 in the current calendar year. (You can find your net income before taxes on your personal income tax return.)	
• Your net income before taxes combined with your spouse's was more than $300,000 in each of the 2 most recent calendar years, and you expect your combined net income before taxes to be more than CAD$300,000 in the current calendar year.	
• Either alone or with your spouse, you own more than CAD$1 million in cash and securities, after subtracting any debt related to the cash and securities.	
• Either alone or with your spouse, you have net assets worth more than CAD$5 million. (Your net assets are your total assets (including real estate) minus your total debt.)	

4. Your name and signature	
By signing this form, you confirm that you have read this form and you understand the risks of making this investment as identified in this form.	
First and Last Name (please print):	
Signature:	
Date:	

Section 5 – TO BE COMPLETED BY THE SALESPERSON	
5. Salesperson information	
First and Last Name of Salesperson (please print):	

Telephone:	Email:
Name of Firm (if registered):	

Section 6 – TO BE COMPLETED BY THE ISSUER OR SELLING SECURITY HOLDER
6. For more information about this investment
For more information about this investment / the Issuer: Company Name: **Geoship S.P.C.** Address: , , , Contact: Email: Telephone: **For more information about prospectus exemptions, contact your local securities regulator. You can find contact information at www.securities-administrators.ca.**

**INTERNATIONAL INVESTOR CERTIFICATE**

**FOR SUBSCRIBERS RESIDENT OUTSIDE OF CANADA AND THE UNITED STATES**

TO: **Geoship S.P.C.** (the "**Corporation**")

The undersigned (the **"Subscriber"**) represents covenants and certifies to the Corporation that:

i. the Subscriber (and if the Subscriber is acting as agent for a disclosed principal, such disclosed principal) is not resident in Canada or the United States or subject to applicable securities laws of Canada or the United States;

ii. the issuance of the securities in the capital of the Corporation under this agreement (the "**Securities**") by the Corporation to the Subscriber (or its disclosed principal, if any) may be effected by the Corporation without the necessity of the filing of any document with or obtaining any approval from or effecting any registration with any governmental entity or similar regulatory authority having jurisdiction over the Subscriber (or its disclosed principal, if any);

iii. the Subscriber is knowledgeable of, or has been independently advised as to, the applicable securities laws of the jurisdiction which would apply to this subscription, if there are any;

iv. the issuance of the Securities to the Subscriber (and if the Subscriber is acting as agent for a disclosed principal, such disclosed principal) complies with the requirements of all applicable laws in the jurisdiction of its residence;

v. the applicable securities laws do not require the Corporation to register the Securities, file a prospectus or similar document, or make any filings or disclosures or seek any approvals of any kind whatsoever from any regulatory authority of any kind whatsoever in the international jurisdiction;

vi. the purchase of the Securities by the Subscriber, and (if applicable) each disclosed beneficial subscriber, does not require the Corporation to become subject to regulation in the Subscriber's or disclosed beneficial subscriber's jurisdiction, nor does it require the Corporation to attorn to the jurisdiction of any governmental authority or regulator in such jurisdiction or require any translation of documents by the Corporation;

vii. the Subscriber will not sell, transfer or dispose of the Securities except in accordance with all applicable laws, including applicable securities laws of Canada and the United States, and the Subscriber acknowledges that the Corporation shall have no obligation to register any such purported sale, transfer or disposition which violates applicable Canadian or United States securities laws; and

viii. the Subscriber will provide such evidence of compliance with all such matters as the Corporation or its counsel may request.

The Subscriber acknowledges that the Corporation is relying on this certificate to determine the Subscriber's suitability as a purchaser of securities of the Corporation. The Subscriber agrees that the representations, covenants and certifications contained to this certificate shall survive any issuance of Securities and warrants of the Corporation to the Subscriber.

The statements made in this Form are true and accurate as of the date hereof.

DATED:

INVESTOR: (Print Full Name of Entity or Individual)

By:

(Signature)

Name:

(If signing on behalf of entity)

Title:

(If signing on behalf of entity)

POST-MONEY VALUATION CAP

THIS INSTRUMENT AND ANY SECURITIES ISSUABLE PURSUANT HERETO HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "**SECURITIES ACT**"), OR UNDER THE SECURITIES LAWS OF CERTAIN STATES. THESE SECURITIES MAY NOT BE OFFERED, SOLD OR OTHERWISE TRANSFERRED, PLEDGED OR HYPOTHECATED EXCEPT AS PERMITTED IN THIS SAFE AND UNDER THE ACT AND APPLICABLE STATE SECURITIES LAWS PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT OR AN EXEMPTION THEREFROM.

GEOSHIP S.P.C.

SAFE
(Simple Agreement for Future Equity)

THIS CERTIFIES THAT in exchange for the payment by ______________________ (the "**Investor**") of ______________________ (the "**Purchase Amount**") on or about ____________, 2026, Geoship S.P.C., a Washington social purpose corporation (the "**Company**"), issues to the Investor the right to certain shares of the Company's Capital Stock, subject to the terms described below.

The "**Post-Money Valuation Cap**" is $94,000,000.

See Section 2 for certain additional defined terms.

1. ***Events***

(a) **Equity Financing**. If there is an Equity Financing before the termination of this Safe, on the initial closing of such Equity Financing, this Safe will automatically convert into the greater of: (1) the number of shares of Standard Preferred Stock equal to the Purchase Amount divided by the lowest price per share of the Standard Preferred Stock; or (2) the number of shares of Safe Preferred Stock equal to the Purchase Amount divided by the Safe Price.

In connection with the automatic conversion of this Safe into shares of Standard Preferred Stock or Safe Preferred Stock, the Investor will execute and deliver to the Company all of the transaction documents related to the Equity Financing; *provided,* that such documents (i) are the same documents to be entered into with the purchasers of Standard Preferred Stock, with appropriate variations for the Safe Preferred Stock if applicable, and (ii) have customary exceptions to any drag-along applicable to the Investor, including (without limitation) limited representations, warranties, liability and indemnification obligations for the Investor.

(b) **Liquidity Event**. If there is a Liquidity Event before the termination of this Safe, the Investor will automatically be entitled (subject to the liquidation priority set forth in Section 1(d) below) to receive a portion of Proceeds, due and payable to the Investor immediately prior to, or concurrent with, the consummation of such Liquidity Event, equal to the greater of (i) the Purchase Amount (the "**Cash-Out Amount**") or (ii) the amount payable on the number of shares of Common Stock equal to the Purchase Amount divided by the Liquidity Price (the "**Conversion Amount**"). If any of the Company's securityholders are given a choice as to the form and amount of Proceeds to be received in a Liquidity Event, the Investor will be given the same choice, *provided* that the Investor may not choose to receive a form of consideration that the Investor would be ineligible to receive as a result of the Investor's failure to satisfy any requirement or limitation generally applicable to the Company's securityholders, or under any applicable laws.

Notwithstanding the foregoing, in connection with a Change of Control intended to qualify as a tax-free reorganization, the Company may reduce the cash portion of Proceeds payable to the Investor by the amount determined by its board of directors in good faith for such Change of Control to qualify as a tax-free reorganization for U.S. federal income tax purposes, provided that such reduction (A) does not reduce the total Proceeds payable to such Investor and (B) is applied in the same manner and on a pro rata basis to all securityholders who have equal priority to the Investor under Section 1(d).

(c) **<u>Dissolution Event</u>**. If there is a Dissolution Event before the termination of this Safe, the Investor will automatically be entitled (subject to the liquidation priority set forth in Section 1(d) below) to receive a portion of Proceeds equal to the Cash-Out Amount, due and payable to the Investor immediately prior to the consummation of the Dissolution Event.

(d) **<u>Liquidation Priority</u>**. In a Liquidity Event or Dissolution Event, this Safe is intended to operate like standard non-participating Preferred Stock. The Investor's right to receive its Cash-Out Amount is:

(i)   Junior to payment of outstanding indebtedness and creditor claims, including contractual claims for payment and convertible promissory notes (to the extent such convertible promissory notes are not actually or notionally converted into Capital Stock);

(ii)   On par with payments for other Safes and/or Preferred Stock, and if the applicable Proceeds are insufficient to permit full payments to the Investor and such other Safes and/or Preferred Stock, the applicable Proceeds will be distributed pro rata to the Investor and such other Safes and/or Preferred Stock in proportion to the full payments that would otherwise be due; and

(iii)   Senior to payments for Common Stock.

The Investor's right to receive its Conversion Amount is (A) on par with payments for Common Stock and other Safes and/or Preferred Stock who are also receiving Conversion Amounts or Proceeds on a similar as-converted to Common Stock basis, and (B) junior to payments described in clauses (i) and (ii) above (in the latter case, to the extent such payments are Cash-Out Amounts or similar liquidation preferences).

(e) **<u>Termination</u>**. This Safe will automatically terminate (without relieving the Company of any obligations arising from a prior breach of or non-compliance with this Safe) immediately following the earliest to occur of: (i) the issuance of Capital Stock to the Investor pursuant to the automatic conversion of this Safe under Section 1(a); or (ii) the payment, or setting aside for payment, of amounts due the Investor pursuant to Section 1(b) or Section 1(c).

2. *Definitions*

"**Capital Stock**" means the capital stock of the Company, including, without limitation, the "**Common Stock**" and the "**Preferred Stock**."

"**Change of Control**" means (i) a transaction or series of related transactions in which any "person" or "group" (within the meaning of Section 13(d) and 14(d) of the Securities Exchange Act of 1934, as amended), becomes the "beneficial owner" (as defined in Rule 13d-3 under the Securities Exchange Act of 1934, as amended), directly or indirectly, of more than 50% of the outstanding voting securities of the Company having the right to vote for the election of members of the Company's board of directors, (ii) any reorganization, merger or consolidation of the Company, other than a transaction or series of related transactions in which the holders of the voting securities of the Company outstanding immediately prior to such transaction or series of related transactions retain, immediately after such transaction or series of related transactions, at least a majority of the total voting power represented by the outstanding voting securities of the Company or such other surviving or resulting entity or (iii) a sale, lease or other disposition of all or substantially all of the assets of the Company.

"**Company Capitalization**" is calculated as of immediately prior to the Equity Financing and (without double-counting, in each case calculated on an as-converted to Common Stock basis):

- Includes all shares of Capital Stock issued and outstanding;
- Includes all Converting Securities outstanding as of the final closing of the SAFE financing in which this SAFE is issued, but expressly excludes subsequently issued Converting Securities with a different valuation cap and/or discount;
- Includes all (i) issued and outstanding Options and (ii) Promised Options; and

POST-MONEY VALUATION CAP

- Includes the Unissued Option Pool, except that any increase to the Unissued Option Pool in connection with the Equity Financing will only be included to the extent that the number of Promised Options exceeds the Unissued Option Pool prior to such increase.

"**Converting Securities**" includes this Safe and other convertible securities issued by the Company, including but not limited to: (i) other Safes; (ii) convertible promissory notes and other convertible debt instruments; and (iii) convertible securities that have the right to convert into shares of Capital Stock.

"**Direct Listing**" means the Company's initial listing of its Common Stock (other than shares of Common Stock not eligible for resale under Rule 144 under the Securities Act) on a national securities exchange by means of an effective registration statement on Form S-1 filed by the Company with the SEC that registers shares of existing capital stock of the Company for resale, as approved by the Company's board of directors. For the avoidance of doubt, a Direct Listing will not be deemed to be an underwritten offering and will not involve any underwriting services.

"**Dissolution Event**" means (i) a voluntary termination of operations, (ii) a general assignment for the benefit of the Company's creditors or (iii) any other liquidation, dissolution or winding up of the Company (**excluding** a Liquidity Event), whether voluntary or involuntary.

"**Dividend Amount**" means, with respect to any date on which the Company pays a dividend on its outstanding Common Stock, the amount of such dividend that is paid per share of Common Stock multiplied by (x) the Purchase Amount divided by (y) the Liquidity Price (treating the dividend date as a Liquidity Event solely for purposes of calculating such Liquidity Price).

"**Equity Financing**" means a bona fide transaction or series of transactions with the principal purpose of raising capital, pursuant to which the Company issues and sells Preferred Stock at a fixed valuation, including but not limited to, a pre-money or post-money valuation.

"**Initial Public Offering**" means the closing of the Company's first firm commitment underwritten initial public offering of Common Stock pursuant to a registration statement filed under the Securities Act.

"**Liquidity Capitalization**" is calculated as of immediately prior to the Liquidity Event, and (without double- counting, in each case calculated on an as-converted to Common Stock basis):

- Includes all shares of Capital Stock issued and outstanding;
- Includes all (i) issued and outstanding Options and (ii) to the extent receiving Proceeds, Promised Options;
- Includes all Converting Securities outstanding as of the final closing of the SAFE financing in which this SAFE is issued, **other than** any Safes and other convertible securities (including without limitation shares of Preferred Stock) where the holders of such securities are receiving Cash-Out Amounts or similar liquidation preference payments in lieu of Conversion Amounts or similar "as-converted" payments, and expressly excludes subsequently issued Converting Securities with a different valuation cap and/or discount; and
- Excludes the Unissued Option Pool.

"**Liquidity Event**" means a Change of Control, a Direct Listing or an Initial Public Offering.

"**Liquidity Price**" means the price per share equal to the Post-Money Valuation Cap divided by the Liquidity Capitalization.

"**Options**" includes options, restricted stock awards or purchases, RSUs, SARs, warrants or similar securities, vested or unvested.

"**Proceeds**" means cash and other assets (including without limitation stock consideration) that are proceeds from the Liquidity Event or the Dissolution Event, as applicable, and legally available for distribution.

"**Promised Options**" means promised but ungranted Options that are the greater of those (i) promised pursuant to agreements or understandings made prior to the execution of, or in connection with, the term sheet or letter of intent for the Equity Financing or Liquidity Event, as applicable (or the initial closing of the Equity Financing or consummation of the Liquidity Event, if there is no term sheet or letter of intent), (ii) in the case of an Equity Financing, treated as outstanding Options in the calculation of the Standard Preferred Stock's price per share, or (iii) in the case of a Liquidity Event, treated as outstanding Options in the calculation of the distribution of the Proceeds.

"**Safe**" means an instrument containing a future right to shares of Capital Stock, similar in form and content to this instrument, purchased by investors for the purpose of funding the Company's business operations. References to "this Safe" mean this specific instrument.

"**Safe Preferred Stock**" means the shares of the series of Preferred Stock issued to the Investor in an Equity Financing, having the identical rights, privileges, preferences, seniority, liquidation multiple and restrictions as the shares of Standard Preferred Stock, except that any price-based preferences (such as the per share liquidation amount, initial conversion price and per share dividend amount) will be based on the Safe Price.

"**Safe Price**" means the price per share equal to the Post-Money Valuation Cap divided by the Company Capitalization.

"**Standard Preferred Stock**" means the shares of the series of Preferred Stock issued to the investors investing new money in the Company in connection with the initial closing of the Equity Financing.

"**Unissued Option Pool**" means all shares of Capital Stock that are reserved, available for future grant and not subject to any outstanding Options or Promised Options (but in the case of a Liquidity Event, only to the extent Proceeds are payable on such Promised Options) under any equity incentive or similar Company plan.

3. *Company Representations*

(a) The Company is a corporation duly organized, validly existing and in good standing under the laws of its state of incorporation, and has the power and authority to own, lease and operate its properties and carry on its business as now conducted.

(b) The execution, delivery and performance by the Company of this Safe is within the power of the Company and has been duly authorized by all necessary actions on the part of the Company (subject to section 3(d)). This Safe constitutes a legal, valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, except as limited by bankruptcy, insolvency or other laws of general application relating to or affecting the enforcement of creditors' rights generally and general principles of equity. To its knowledge, the Company is not in violation of (i) its current certificate of incorporation or bylaws, (ii) any material statute, rule or regulation applicable to the Company or (iii) any material debt or contract to which the Company is a party or by which it is bound, where, in each case, such violation or default, individually, or together with all such violations or defaults, could reasonably be expected to have a material adverse effect on the Company.

(c) The performance and consummation of the transactions contemplated by this Safe do not and will not: (i) violate any material judgment, statute, rule or regulation applicable to the Company; (ii) result in the acceleration of any material debt or contract to which the Company is a party or by which it is bound; or (iii) result in the creation or imposition of any lien on any property, asset or revenue of the Company or the suspension, forfeiture, or nonrenewal of any material permit, license or authorization applicable to the Company, its business or operations.

(d) No consents or approvals are required in connection with the performance of this Safe, other than: (i) the Company's corporate approvals; (ii) any qualifications or filings under applicable securities laws; and (iii) necessary corporate approvals for the authorization of Capital Stock issuable pursuant to Section 1.

(e) To its knowledge, the Company owns or possesses (or can obtain on commercially reasonable terms) sufficient legal rights to all patents, trademarks, service marks, trade names, copyrights, trade secrets, licenses, information, processes and other intellectual property rights necessary for its business as now conducted and as currently proposed to be conducted, without any conflict with, or infringement of the rights of, others.

4. *Investor Representations*

(a) The Investor has full legal capacity, power and authority to execute and deliver this Safe and to perform its obligations hereunder. This Safe constitutes a valid and binding obligation of the Investor, enforceable in accordance with its terms, except as limited by bankruptcy, insolvency or other laws of general application relating to or affecting the enforcement of creditors' rights generally and general principles of equity.

(b) The Investor is an accredited investor as such term is defined in Rule 501 of Regulation D under the Securities Act, and acknowledges and agrees that if not an accredited investor at the time of an Equity Financing, the Company may void this Safe and return the Purchase Amount. The Investor has been advised that this Safe and the underlying securities have not been registered under the Securities Act, or any state securities laws and, therefore, cannot be resold unless they are registered under the Securities Act and applicable state securities laws or unless an exemption from such registration requirements is available. The Investor is purchasing this Safe and the securities to be acquired by the Investor hereunder for its own account for investment, not as a nominee or agent, and not with a view to, or for resale in connection with, the distribution thereof, and the Investor has no present intention of selling, granting any participation in, or otherwise distributing the same. The Investor has such knowledge and experience in financial and business matters that the Investor is capable of evaluating the merits and risks of such investment, is able to incur a complete loss of such investment without impairing the Investor's financial condition and is able to bear the economic risk of such investment for an indefinite period of time.

5. *Miscellaneous*

(a) Any provision of this Safe may be amended, waived or modified by written consent of the Company and either (i) the Investor or (ii) the majority-in-interest of all then-outstanding Safes with the same "Post-Money Valuation Cap" and "Discount Rate" as this Safe (and Safes lacking one or both of such terms will be considered to be the same with respect to such term(s)), *provided that* with respect to clause (ii): (A) the Purchase Amount may not be amended, waived or modified in this manner, (B) the consent of the Investor and each holder of such Safes must be solicited (even if not obtained), and (C) such amendment, waiver or modification treats all such holders in the same manner. "Majority-in-interest" refers to the holders of the applicable group of Safes whose Safes have a total Purchase Amount greater than 50% of the total Purchase Amount of all of such applicable group of Safes.

(b) Any notice required or permitted by this Safe will be deemed sufficient when delivered personally or by overnight courier or sent by email to the relevant address listed on the signature page, or 48 hours after being deposited in the U.S. mail as certified or registered mail with postage prepaid, addressed to the party to be notified at such party's address listed on the signature page, as subsequently modified by written notice.

(c) The Investor is not entitled, as a holder of this Safe, to vote or be deemed a holder of Capital Stock for any purpose other than tax purposes, nor will anything in this Safe be construed to confer on the Investor, as such, any rights of a Company stockholder or rights to vote for the election of directors or on any matter submitted to Company stockholders, or to give or withhold consent to any corporate action or to receive notice of meetings, until shares have been issued on the terms described in Section 1. However, if the Company pays a dividend on outstanding shares of Common Stock (that is not payable in shares of Common Stock) while this Safe is outstanding, the Company will pay the Dividend Amount to the Investor at the same time.

(d) Neither this Safe nor the rights in this Safe are transferable or assignable, by operation of law or otherwise, by either party without the prior written consent of the other; *provided, however*, that this Safe and/or its rights may be assigned without the Company's consent by the Investor (i) to the Investor's estate, heirs, executors, administrators, guardians and/or successors in the event of Investor's death or disability, or (ii) to any other entity who directly or indirectly, controls, is controlled by or is under common control with the Investor, including, without limitation, any general partner, managing member, officer or director of the Investor, or any venture capital fund now or hereafter existing which is controlled by one or more general partners or managing members of, or shares the same management company with, the Investor; and provided, further, that the Company may assign this Safe in whole, without the consent of the Investor, in connection with a reincorporation to change the Company's domicile.

(e) In the event any one or more of the provisions of this Safe is for any reason held to be invalid, illegal or unenforceable, in whole or in part or in any respect, or in the event that any one or more of the provisions of this Safe operate or would prospectively operate to invalidate this Safe, then and in any such event, such provision(s) only will be deemed null and void and will not affect any other provision of this Safe and the remaining provisions of this Safe will remain operative and in full force and effect and will not be affected, prejudiced, or disturbed thereby.

(f) All rights and obligations hereunder will be governed by the laws of the State of Washington, without regard to the conflicts of law provisions of such jurisdiction.

(g) The parties acknowledge and agree that for United States federal and state income tax purposes this Safe is, and at all times has been, intended to be characterized as stock, and more particularly as common stock for purposes of Sections 304, 305, 306, 354, 368, 1036 and 1202 of the Internal Revenue Code of 1986, as amended. Accordingly, the parties agree to treat this Safe consistent with the foregoing intent for all United States federal and state income tax purposes (including, without limitation, on their respective tax returns or other informational statements).

(*Signature page follows*)

IN WITNESS WHEREOF, the undersigned have caused this Safe to be duly executed and delivered.

COMPANY:

GEOSHIP S.PC.

By:_____

        Micha Mikailian
        Chief Executive Officer

Address: 180 Spring Hill Dr.
              Grass Valley, CA 95945

Email: micha@geoship.is

IN WITNESS WHEREOF, the undersigned have caused this Safe to be duly executed and delivered.

INVESTOR:

[NAME]

By:_____

Name:_____

Title (if entity):_____

Address:_____

_____

Email:

POST-MONEY VALUATION CAP

THIS INSTRUMENT AND ANY SECURITIES ISSUABLE PURSUANT HERETO HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "**SECURITIES ACT**"), OR UNDER THE SECURITIES LAWS OF CERTAIN STATES. THESE SECURITIES MAY NOT BE OFFERED, SOLD OR OTHERWISE TRANSFERRED, PLEDGED OR HYPOTHECATED EXCEPT AS PERMITTED IN THIS SAFE AND UNDER THE ACT AND APPLICABLE STATE SECURITIES LAWS PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT OR AN EXEMPTION THEREFROM.

GEOSHIP S.P.C.

SAFE
(Simple Agreement for Future Equity)

THIS CERTIFIES THAT in exchange for the payment by ______________________ (the "**Investor**") of ______________________ (the "**Purchase Amount**") on or about ____________, 2026, Geoship S.P.C., a Washington social purpose corporation (the "**Company**"), issues to the Investor the right to certain shares of the Company's Capital Stock, subject to the terms described below.

The "**Post-Money Valuation Cap**" is $111,000,000.

See Section 2 for certain additional defined terms.

1. *Events*

(a) **Equity Financing**. If there is an Equity Financing before the termination of this Safe, on the initial closing of such Equity Financing, this Safe will automatically convert into the greater of: (1) the number of shares of Standard Preferred Stock equal to the Purchase Amount divided by the lowest price per share of the Standard Preferred Stock; or (2) the number of shares of Safe Preferred Stock equal to the Purchase Amount divided by the Safe Price.

In connection with the automatic conversion of this Safe into shares of Standard Preferred Stock or Safe Preferred Stock, the Investor will execute and deliver to the Company all of the transaction documents related to the Equity Financing; *provided,* that such documents (i) are the same documents to be entered into with the purchasers of Standard Preferred Stock, with appropriate variations for the Safe Preferred Stock if applicable, and (ii) have customary exceptions to any drag-along applicable to the Investor, including (without limitation) limited representations, warranties, liability and indemnification obligations for the Investor.

(b) **Liquidity Event**. If there is a Liquidity Event before the termination of this Safe, the Investor will automatically be entitled (subject to the liquidation priority set forth in Section 1(d) below) to receive a portion of Proceeds, due and payable to the Investor immediately prior to, or concurrent with, the consummation of such Liquidity Event, equal to the greater of (i) the Purchase Amount (the "**Cash-Out Amount**") or (ii) the amount payable on the number of shares of Common Stock equal to the Purchase Amount divided by the Liquidity Price (the "**Conversion Amount**"). If any of the Company's securityholders are given a choice as to the form and amount of Proceeds to be received in a Liquidity Event, the Investor will be given the same choice, *provided* that the Investor may not choose to receive a form of consideration that the Investor would be ineligible to receive as a result of the Investor's failure to satisfy any requirement or limitation generally applicable to the Company's securityholders, or under any applicable laws.

Notwithstanding the foregoing, in connection with a Change of Control intended to qualify as a tax-free reorganization, the Company may reduce the cash portion of Proceeds payable to the Investor by the amount determined by its board of directors in good faith for such Change of Control to qualify as a tax-free reorganization for U.S. federal income tax purposes, provided that such reduction (A) does not reduce the total Proceeds payable to such Investor and (B) is applied in the same manner and on a pro rata basis to all securityholders who have equal priority to the Investor under Section 1(d).

(c) **Dissolution Event**. If there is a Dissolution Event before the termination of this Safe, the Investor will automatically be entitled (subject to the liquidation priority set forth in Section 1(d) below) to receive a portion of Proceeds equal to the Cash-Out Amount, due and payable to the Investor immediately prior to the consummation of the Dissolution Event.

(d) **Liquidation Priority**. In a Liquidity Event or Dissolution Event, this Safe is intended to operate like standard non-participating Preferred Stock. The Investor's right to receive its Cash-Out Amount is:

(i) Junior to payment of outstanding indebtedness and creditor claims, including contractual claims for payment and convertible promissory notes (to the extent such convertible promissory notes are not actually or notionally converted into Capital Stock);

(ii) On par with payments for other Safes and/or Preferred Stock, and if the applicable Proceeds are insufficient to permit full payments to the Investor and such other Safes and/or Preferred Stock, the applicable Proceeds will be distributed pro rata to the Investor and such other Safes and/or Preferred Stock in proportion to the full payments that would otherwise be due; and

(iii) Senior to payments for Common Stock.

The Investor's right to receive its Conversion Amount is (A) on par with payments for Common Stock and other Safes and/or Preferred Stock who are also receiving Conversion Amounts or Proceeds on a similar as-converted to Common Stock basis, and (B) junior to payments described in clauses (i) and (ii) above (in the latter case, to the extent such payments are Cash-Out Amounts or similar liquidation preferences).

(e) **Termination**. This Safe will automatically terminate (without relieving the Company of any obligations arising from a prior breach of or non-compliance with this Safe) immediately following the earliest to occur of: (i) the issuance of Capital Stock to the Investor pursuant to the automatic conversion of this Safe under Section 1(a); or (ii) the payment, or setting aside for payment, of amounts due the Investor pursuant to Section 1(b) or Section 1(c).

2. *Definitions*

"**Capital Stock**" means the capital stock of the Company, including, without limitation, the "**Common Stock**" and the "**Preferred Stock**."

"**Change of Control**" means (i) a transaction or series of related transactions in which any "person" or "group" (within the meaning of Section 13(d) and 14(d) of the Securities Exchange Act of 1934, as amended), becomes the "beneficial owner" (as defined in Rule 13d-3 under the Securities Exchange Act of 1934, as amended), directly or indirectly, of more than 50% of the outstanding voting securities of the Company having the right to vote for the election of members of the Company's board of directors, (ii) any reorganization, merger or consolidation of the Company, other than a transaction or series of related transactions in which the holders of the voting securities of the Company outstanding immediately prior to such transaction or series of related transactions retain, immediately after such transaction or series of related transactions, at least a majority of the total voting power represented by the outstanding voting securities of the Company or such other surviving or resulting entity or (iii) a sale, lease or other disposition of all or substantially all of the assets of the Company.

"**Company Capitalization**" is calculated as of immediately prior to the Equity Financing and (without double-counting, in each case calculated on an as-converted to Common Stock basis):

- Includes all shares of Capital Stock issued and outstanding;
- Includes all Converting Securities outstanding as of the final closing of the SAFE financing in which this SAFE is issued, but expressly excludes subsequently issued Converting Securities with a different valuation cap and/or discount;
- Includes all (i) issued and outstanding Options and (ii) Promised Options; and

POST-MONEY VALUATION CAP

- Includes the Unissued Option Pool, except that any increase to the Unissued Option Pool in connection with the Equity Financing will only be included to the extent that the number of Promised Options exceeds the Unissued Option Pool prior to such increase.

"**Converting Securities**" includes this Safe and other convertible securities issued by the Company, including but not limited to: (i) other Safes; (ii) convertible promissory notes and other convertible debt instruments; and (iii) convertible securities that have the right to convert into shares of Capital Stock.

"**Direct Listing**" means the Company's initial listing of its Common Stock (other than shares of Common Stock not eligible for resale under Rule 144 under the Securities Act) on a national securities exchange by means of an effective registration statement on Form S-1 filed by the Company with the SEC that registers shares of existing capital stock of the Company for resale, as approved by the Company's board of directors. For the avoidance of doubt, a Direct Listing will not be deemed to be an underwritten offering and will not involve any underwriting services.

"**Dissolution Event**" means (i) a voluntary termination of operations, (ii) a general assignment for the benefit of the Company's creditors or (iii) any other liquidation, dissolution or winding up of the Company (**excluding** a Liquidity Event), whether voluntary or involuntary.

"**Dividend Amount**" means, with respect to any date on which the Company pays a dividend on its outstanding Common Stock, the amount of such dividend that is paid per share of Common Stock multiplied by (x) the Purchase Amount divided by (y) the Liquidity Price (treating the dividend date as a Liquidity Event solely for purposes of calculating such Liquidity Price).

"**Equity Financing**" means a bona fide transaction or series of transactions with the principal purpose of raising capital, pursuant to which the Company issues and sells Preferred Stock at a fixed valuation, including but not limited to, a pre-money or post-money valuation.

"**Initial Public Offering**" means the closing of the Company's first firm commitment underwritten initial public offering of Common Stock pursuant to a registration statement filed under the Securities Act.

"**Liquidity Capitalization**" is calculated as of immediately prior to the Liquidity Event, and (without double- counting, in each case calculated on an as-converted to Common Stock basis):

- Includes all shares of Capital Stock issued and outstanding;
- Includes all (i) issued and outstanding Options and (ii) to the extent receiving Proceeds, Promised Options;
- Includes all Converting Securities outstanding as of the final closing of the SAFE financing in which this SAFE is issued, **other than** any Safes and other convertible securities (including without limitation shares of Preferred Stock) where the holders of such securities are receiving Cash-Out Amounts or similar liquidation preference payments in lieu of Conversion Amounts or similar "as-converted" payments, and expressly excludes subsequently issued Converting Securities with a different valuation cap and/or discount; and
- Excludes the Unissued Option Pool.

"**Liquidity Event**" means a Change of Control, a Direct Listing or an Initial Public Offering.

"**Liquidity Price**" means the price per share equal to the Post-Money Valuation Cap divided by the Liquidity Capitalization.

"**Options**" includes options, restricted stock awards or purchases, RSUs, SARs, warrants or similar securities, vested or unvested.

"**Proceeds**" means cash and other assets (including without limitation stock consideration) that are proceeds from the Liquidity Event or the Dissolution Event, as applicable, and legally available for distribution.

"**Promised Options**" means promised but ungranted Options that are the greater of those (i) promised pursuant to agreements or understandings made prior to the execution of, or in connection with, the term sheet or letter of intent for the Equity Financing or Liquidity Event, as applicable (or the initial closing of the Equity Financing or consummation of the Liquidity Event, if there is no term sheet or letter of intent), (ii) in the case of an Equity Financing, treated as outstanding Options in the calculation of the Standard Preferred Stock's price per share, or (iii) in the case of a Liquidity Event, treated as outstanding Options in the calculation of the distribution of the Proceeds.

"**Safe**" means an instrument containing a future right to shares of Capital Stock, similar in form and content to this instrument, purchased by investors for the purpose of funding the Company's business operations. References to "this Safe" mean this specific instrument.

"**Safe Preferred Stock**" means the shares of the series of Preferred Stock issued to the Investor in an Equity Financing, having the identical rights, privileges, preferences, seniority, liquidation multiple and restrictions as the shares of Standard Preferred Stock, except that any price-based preferences (such as the per share liquidation amount, initial conversion price and per share dividend amount) will be based on the Safe Price.

"**Safe Price**" means the price per share equal to the Post-Money Valuation Cap divided by the Company Capitalization.

"**Standard Preferred Stock**" means the shares of the series of Preferred Stock issued to the investors investing new money in the Company in connection with the initial closing of the Equity Financing.

"**Unissued Option Pool**" means all shares of Capital Stock that are reserved, available for future grant and not subject to any outstanding Options or Promised Options (but in the case of a Liquidity Event, only to the extent Proceeds are payable on such Promised Options) under any equity incentive or similar Company plan.

3. *Company Representations*

(a) The Company is a corporation duly organized, validly existing and in good standing under the laws of its state of incorporation, and has the power and authority to own, lease and operate its properties and carry on its business as now conducted.

(b) The execution, delivery and performance by the Company of this Safe is within the power of the Company and has been duly authorized by all necessary actions on the part of the Company (subject to section 3(d)). This Safe constitutes a legal, valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, except as limited by bankruptcy, insolvency or other laws of general application relating to or affecting the enforcement of creditors' rights generally and general principles of equity. To its knowledge, the Company is not in violation of (i) its current certificate of incorporation or bylaws, (ii) any material statute, rule or regulation applicable to the Company or (iii) any material debt or contract to which the Company is a party or by which it is bound, where, in each case, such violation or default, individually, or together with all such violations or defaults, could reasonably be expected to have a material adverse effect on the Company.

(c) The performance and consummation of the transactions contemplated by this Safe do not and will not: (i) violate any material judgment, statute, rule or regulation applicable to the Company; (ii) result in the acceleration of any material debt or contract to which the Company is a party or by which it is bound; or (iii) result in the creation or imposition of any lien on any property, asset or revenue of the Company or the suspension, forfeiture, or nonrenewal of any material permit, license or authorization applicable to the Company, its business or operations.

(d) No consents or approvals are required in connection with the performance of this Safe, other than: (i) the Company's corporate approvals; (ii) any qualifications or filings under applicable securities laws; and (iii) necessary corporate approvals for the authorization of Capital Stock issuable pursuant to Section 1.

(e) To its knowledge, the Company owns or possesses (or can obtain on commercially reasonable terms) sufficient legal rights to all patents, trademarks, service marks, trade names, copyrights, trade secrets, licenses, information, processes and other intellectual property rights necessary for its business as now conducted and as currently proposed to be conducted, without any conflict with, or infringement of the rights of, others.

4. *Investor Representations*

(a) The Investor has full legal capacity, power and authority to execute and deliver this Safe and to perform its obligations hereunder. This Safe constitutes a valid and binding obligation of the Investor, enforceable in accordance with its terms, except as limited by bankruptcy, insolvency or other laws of general application relating to or affecting the enforcement of creditors' rights generally and general principles of equity.

(b) The Investor is an accredited investor as such term is defined in Rule 501 of Regulation D under the Securities Act, and acknowledges and agrees that if not an accredited investor at the time of an Equity Financing, the Company may void this Safe and return the Purchase Amount. The Investor has been advised that this Safe and the underlying securities have not been registered under the Securities Act, or any state securities laws and, therefore, cannot be resold unless they are registered under the Securities Act and applicable state securities laws or unless an exemption from such registration requirements is available. The Investor is purchasing this Safe and the securities to be acquired by the Investor hereunder for its own account for investment, not as a nominee or agent, and not with a view to, or for resale in connection with, the distribution thereof, and the Investor has no present intention of selling, granting any participation in, or otherwise distributing the same. The Investor has such knowledge and experience in financial and business matters that the Investor is capable of evaluating the merits and risks of such investment, is able to incur a complete loss of such investment without impairing the Investor's financial condition and is able to bear the economic risk of such investment for an indefinite period of time.

5. *Miscellaneous*

(a) Any provision of this Safe may be amended, waived or modified by written consent of the Company and either (i) the Investor or (ii) the majority-in-interest of all then-outstanding Safes with the same "Post-Money Valuation Cap" and "Discount Rate" as this Safe (and Safes lacking one or both of such terms will be considered to be the same with respect to such term(s)), *provided that* with respect to clause (ii): (A) the Purchase Amount may not be amended, waived or modified in this manner, (B) the consent of the Investor and each holder of such Safes must be solicited (even if not obtained), and (C) such amendment, waiver or modification treats all such holders in the same manner. "Majority-in-interest" refers to the holders of the applicable group of Safes whose Safes have a total Purchase Amount greater than 50% of the total Purchase Amount of all of such applicable group of Safes.

(b) Any notice required or permitted by this Safe will be deemed sufficient when delivered personally or by overnight courier or sent by email to the relevant address listed on the signature page, or 48 hours after being deposited in the U.S. mail as certified or registered mail with postage prepaid, addressed to the party to be notified at such party's address listed on the signature page, as subsequently modified by written notice.

(c) The Investor is not entitled, as a holder of this Safe, to vote or be deemed a holder of Capital Stock for any purpose other than tax purposes, nor will anything in this Safe be construed to confer on the Investor, as such, any rights of a Company stockholder or rights to vote for the election of directors or on any matter submitted to Company stockholders, or to give or withhold consent to any corporate action or to receive notice of meetings, until shares have been issued on the terms described in Section 1. However, if the Company pays a dividend on outstanding shares of Common Stock (that is not payable in shares of Common Stock) while this Safe is outstanding, the Company will pay the Dividend Amount to the Investor at the same time.

(d) Neither this Safe nor the rights in this Safe are transferable or assignable, by operation of law or otherwise, by either party without the prior written consent of the other; *provided, however*, that this Safe and/or its rights may be assigned without the Company's consent by the Investor (i) to the Investor's estate, heirs, executors, administrators, guardians and/or successors in the event of Investor's death or disability, or (ii) to any other entity who directly or indirectly, controls, is controlled by or is under common control with the Investor, including, without limitation, any general partner, managing member, officer or director of the Investor, or any venture capital fund now or hereafter existing which is controlled by one or more general partners or managing members of, or shares the same management company with, the Investor; and provided, further, that the Company may assign this Safe in whole, without the consent of the Investor, in connection with a reincorporation to change the Company's domicile.

(e) In the event any one or more of the provisions of this Safe is for any reason held to be invalid, illegal or unenforceable, in whole or in part or in any respect, or in the event that any one or more of the provisions of this Safe operate or would prospectively operate to invalidate this Safe, then and in any such event, such provision(s) only will be deemed null and void and will not affect any other provision of this Safe and the remaining provisions of this Safe will remain operative and in full force and effect and will not be affected, prejudiced, or disturbed thereby.

(f) All rights and obligations hereunder will be governed by the laws of the State of Washington, without regard to the conflicts of law provisions of such jurisdiction.

(g) The parties acknowledge and agree that for United States federal and state income tax purposes this Safe is, and at all times has been, intended to be characterized as stock, and more particularly as common stock for purposes of Sections 304, 305, 306, 354, 368, 1036 and 1202 of the Internal Revenue Code of 1986, as amended. Accordingly, the parties agree to treat this Safe consistent with the foregoing intent for all United States federal and state income tax purposes (including, without limitation, on their respective tax returns or other informational statements).

(*Signature page follows*)

IN WITNESS WHEREOF, the undersigned have caused this Safe to be duly executed and delivered.

COMPANY:

GEOSHIP S.PC.

By:

       Micha Mikailian
       Chief Executive Officer

Address: 180 Spring Hill Dr.
           Grass Valley, CA 95945

Email: micha@geoship.is

IN WITNESS WHEREOF, the undersigned have caused this Safe to be duly executed and delivered.

INVESTOR:

[NAME]

By:_____

Name:_____

Title (if entity):_____

Address:_____

_____

Email:

Exhibit E

Co-Issuer Operating Agreement

LIMITED LIABILITY COMPANY AGREEMENT
OF
GEOSHIP 2026 CF SPV LLC

This Limited Liability Company Agreement (this "**Agreement**") of Geoship 2026 CF SPV LLC, a Washington limited liability company (the "**Company**"), is entered into as of _____, 2026, by and among the Company, Geoship S.P.C., a Washington social purpose corporation (the "**Manager**"), and any Person who becomes a Member in accordance with the terms of this Agreement (collectively, the "**Members**"). Unless otherwise noted or defined elsewhere in this Agreement, capitalized terms used in this Agreement have the meanings ascribed herein, as more fully set forth in ARTICLE X.

RECITALS

Whereas, the Company is being formed to serve as a "crowdfunding vehicle" pursuant to Rule 3a-9 under the Investment Company Act of 1940, as amended, which provides that the Company must be organized and operated for the sole purpose of directly acquiring, holding, and disposing of securities issued by a single crowdfunding issuer and raising capital in one or more offerings made in compliance with Regulation Crowdfunding under the Securities Act of 1933, as amended (the "**Securities Act**").

Whereas, the Company will undertake the limited purpose of acquiring, holding, and disposing of SAFEs (the "**Securities**") issued by Geoship S.P.C., a Washington social purpose corporation (also referred to herein as the "**Crowdfunding Issuer**"), which will also serve as the Manager of the Company.

Whereas, it is the intent of the Company to issue Membership Interests (as defined below) to the Members that maintain a one-to-one relationship between the number, denomination, type and rights of the Securities issued by the Crowdfunding Issuer to the Company pursuant to Regulation Crowdfunding, and the parties acknowledge that the Securities issued with be two different types of SAFEs: (i) a SAFE having a $94,000,000 post-money valuation cap for certain "early bird" investors and (ii) a SAFE having a $111,000,000 post-money valuation cap for other investors, and the applicable Members will have a beneficial ownership interest in corresponding to the applicable type of SAFE and the shares of capital stock issuable upon conversion of such SAFE.

Now therefore, the Company, its Manager, and the Members agree as follows:

ARTICLE I
Organizational Matters

Section I.01   Name. The name of the Company is Geoship 2026 CF SPV LLC.

Section I.02   Principal Office. The principal office of the Company is located at 180 Spring Hill Dr., Grass Valley, CA 95945, or such other location as may from time to time be determined by the Manager. The Manager shall give prompt notice of any such change to each of the Members.

Section I.03   Registered Office; Registered Agent. The registered office of the Company and the registered agent for service of process on the Company in the State of Washington shall be that office and Person named in the Certificate of Formation or such other office (which need not be a place of business of the Company) or such other Person or Persons as the Manager may designate from time to time in the manner provided by the Washington Act and Applicable Law.

Section I.04   Purpose; Powers.

(a)   The purpose of the Company is to serve as a "crowdfunding vehicle" pursuant to Rule 3a-9 under the Investment Company Act of 1940, as amended (the "**Investment Company Act**"), specifically, to undertake the acquiring, holding, and disposing of the Securities issued by the Crowdfunding Issuer and to engage in any and all activities necessary or incidental thereto.

(b)   If there is any uncertainty regarding the interpretation of any provision of this Agreement, the uncertainty shall be resolved in favor of maintaining the Company's status as a "crowdfunding vehicle".

Section I.05   Term. The term of the Company commenced on the date and time the Certificate of Formation was filed with the Secretary of State of the State of Washington and shall continue in existence perpetually or until any earlier date when the Company is terminated in accordance with the provisions of this Agreement or as provided by law.

Section I.06   Fiscal Year. The Company's fiscal year shall be the same as that of the Crowdfunding Issuer.

Section I.07   Reimbursement and Payment of Expenses. All expenses incurred by the Company for the formation, operation, or winding up of the Company shall be paid by the Crowdfunding Issuer, or the Crowdfunding Issuer shall reimburse the Company for any such expenses paid by the Company. Further, any expenses incurred by the Company for its operations pursuant to its purpose identified in Section I.04 shall be paid solely by the Crowdfunding Issuer.

ARTICLE II
Members

Section II.01   Members. The names, mailing addresses, and Membership Interests of the Members are set out in Schedule I attached hereto (the "**Members Schedule**"). The Manager shall maintain and update the Members Schedule upon the issuance or Transfer of any Membership Interests to any new or existing Member in accordance with this Agreement. The Manager may also engage a registered transfer agent to maintain the Members Schedule.

Section II.02   Initial Member. The Manager shall be the initial Member of the Company until the Company first admits Members in accordance with Section II.04. Upon admission of such Members in accordance with Section II.04, the Manager shall no longer be a Member of the Company.

Section II.03   Purchase Contributions; No Withdrawals.

(a)   The Members have contributed to the Company the amounts, in the form of cash, property, services, or a promissory note or other obligation (as such amounts may be amended herein from time to time, the "**Purchase Contributions**") set out in the Members Schedule. No Member is required to make additional capital contributions to the Company.

(b)   No Member shall be entitled to withdraw any part of a Purchase Contribution or to receive any distribution from the Company, except as otherwise provided in this Agreement.

Section II.04   Admission of Additional Members.

(a)   Additional Members may be admitted upon (i) the Crowdfunding Issuer selling additional securities of the same class or rights as in the when Members were first admitted the Company, or (ii) a Transfer of Membership Interests, subject to compliance with the provisions of ARTICLE VI, and in either case, following compliance with the provisions of Section II.04(b).

(b)   In order for any Person not already a Member of the Company to be admitted as a Member, whether pursuant to an issuance or a Transfer (including a Permitted Transfer) of Membership

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Interests, such Person shall have executed and delivered to the Company a written undertaking accepting the terms of this Agreement. Upon the amendment of the Members Schedule by the Manager and the satisfaction of any other applicable conditions, including, if a condition, the receipt by the Company of payment for the issuance of the applicable Membership Interests, such Person shall be admitted as a Member, shall be a party hereto, shall be deemed listed as such on the books and records of the Company, and thereupon shall be issued his, her, or its Membership Interests.

Section II.05   No Withdrawal; Death of Member.

(a)   So long as a Member continues to hold any Membership Interest, such Member shall not have the ability to withdraw as a Member prior to the dissolution and winding up of the Company and any such withdrawal or attempted withdrawal by a Member prior to the dissolution and winding up of the Company shall be null and void. As soon as any Member ceases to hold any Membership Interests, such Person shall no longer be a Member. A Member shall not cease to be a Member as a result of the bankruptcy of such Member or as a result of any other events specified in the Washington Act.

(b)   The death of any Member shall not cause the dissolution of the Company. In such event, the Company and its business shall be continued by the remaining Member or Members and the Membership Interests owned by the deceased Member shall be automatically Transferred to such Member's executors, administrators, testamentary trustees, legatees, distributees, or beneficiaries, as applicable, as Permitted Transferees; provided, that any such Permitted Transferee shall be admitted as a Member only upon compliance with the provisions of Section II.03(b).

Section II.06   Certification of Membership Interests.

(a)   The Company may, but shall not be required to, issue certificates evidencing Membership Interests in the Company.

(b)   Membership Interests shall be reflected in the books and records of the Company as Units.

(c)   If the Manager shall issue certificates representing Membership Interests in accordance with Section II.06(a), then in addition to any other legend required by Applicable Law, all certificates representing issued and outstanding Membership Interests shall bear a legend substantially in the following form:

THE MEMBERSHIP INTERESTS REPRESENTED BY THIS CERTIFICATE ARE SUBJECT TO A LIMITED LIABILITY COMPANY AGREEMENT AMONG THE COMPANY AND ITS MEMBERS, A COPY OF WHICH IS ON FILE AT THE PRINCIPAL EXECUTIVE OFFICE OF THE COMPANY. NO TRANSFER, SALE, ASSIGNMENT, GIFT, PLEDGE, ENCUMBRANCE, HYPOTHECATION, OR OTHER DISPOSITION OF THE MEMBERSHIP INTERESTS REPRESENTED BY THIS CERTIFICATE MAY BE MADE EXCEPT IN ACCORDANCE WITH THE PROVISIONS OF SUCH LIMITED LIABILITY COMPANY AGREEMENT.

THE MEMBERSHIP INTERESTS REPRESENTED BY THIS CERTIFICATE HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, AND HAVE BEEN ISSUED PURSUANT TO SECTION 4(A)(6) OF THE SECURITIES ACT AND REGULATION CROWDFUNDING PROMULGATED THEREUNDER. THE TRANSER, SALE, ASSIGNMENT, PLEDGE, HYPOTHECATION, OR OTHER DISPOSITION IS LIMITED BY SUCH LAW AND REGULATION.

Section II.07   Meetings.

(a)   To the extent the Securities, and thus the Membership Interests, provide the right to vote, or require approval of the holders of the Membership Interests, meetings of the Members may be called by the Manager.

(b)   Written notice stating the place, electronic access information, date, and time of the meeting and, in the case of a meeting of the Members not regularly scheduled, describing the purposes for which the meeting is called, shall be delivered not fewer than 10 days and not more than 30 days before the date of the meeting to each Member, by or at the direction of the Manager or the Member(s) calling the meeting, as the case may be. The Members may hold meetings at the Company's principal office or at such other place, or by electronic means as the Manager or the Member(s) calling the meeting may designate in the notice for such meeting. To the extent possible, the Manager shall give Members the same notice as provided for in the Crowdfunding Issuer's constitutive documents.

(c)   Any Member may participate in a meeting of the Members by means of telephone or other electronic communications equipment by means of which all Persons participating in the meeting hear each other, and participation in a meeting by such means shall constitute presence in person at such meeting.

(d)   On any matter that is to be voted on by the Members, a Member may vote in person or by proxy, and such proxy may be granted in writing, by means of Electronic Transmission, or as otherwise permitted by Applicable Law. Every proxy shall be revocable in the discretion of the Member executing it unless otherwise provided in such proxy; *provided*, that such right to revocation shall not invalidate or otherwise affect actions taken under such proxy prior to such revocation.

(e)   The business to be conducted at such meeting need not be limited to the purpose described in the notice and can include other business to be conducted by the Members; *provided*, that the Members shall have been notified of the meeting in accordance with Section II.07(b). Attendance of a Member at any meeting shall constitute a waiver of notice of such meeting, except where a Member attends a meeting for the express purpose of objecting to the transaction of any business on the ground that the meeting is not lawfully called or convened.

(f)   Unless otherwise provided in the Crowdfunding Issuer's constitutive documents, whose provisions shall govern with respect to matters of quorum, a quorum of any meeting of the Members shall require the presence, whether in person or by proxy, of the Members holding a majority of the Membership Interests. Subject to Section II.07, no action may be taken by the Members unless the appropriate quorum is present at a meeting.

(g)   Unless otherwise provided in the Crowdfunding Issuer's constitutive documents, whose provisions shall govern with respect to matters of voting, subject to Section II.07, Section III.02, and Section XI.09, and any other provision of this Agreement or the Washington Act requiring the vote, consent, or approval of a different percentage of the Membership Interests, no action may be taken by the Members at any meeting at which a quorum is present without the affirmative vote of the Members holding a majority of the Membership Interests.

Section II.08   Action Without Meeting. Unless otherwise provided in the Crowdfunding Issuer's constitutive documents, whose provisions shall govern with respect to matters of action without meeting, notwithstanding the provisions of Section II.07, any matter that is to be voted on, consented to, or approved by Members may be taken without a meeting, without prior notice, and without a vote if consented to, in writing or by Electronic Transmission, by a Member or Members holding not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which each Member

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entitled to vote on the action is present and votes/all Members entitled to vote on the matter. A record shall be maintained by the Manager of each such action taken by written consent of a Member or Members.

ARTICLE III
Management

Section III.01   Management of the Company. Subject to the provisions of this Agreement and except as otherwise provided by the Washington Act, the business, property, and affairs of the Company shall be solely and exclusively managed by the Manager. The actions of the Manager taken in accordance with the provisions of this Agreement shall bind the Company. No other Member of the Company shall have any authority or right to act on behalf of or bind the Company, unless otherwise provided herein or unless specifically authorized by the Manager pursuant to a duly adopted resolution expressly authorizing such action.

Section III.02   No Management Rights of the Members. Except as specifically set forth in this Agreement, the Members shall take no part in the management, control or operation of the Company or its business and shall have no power or authority to act for the Company, bind the Company under agreements or arrangements with third parties, or vote on Company matters.

Section III.03   Prohibited Actions. The Manager is prohibited from having the Company take the following actions, or any other action which would result in the Company violating the conditions to be a "crowdfunding vehicle" pursuant to Rule 3a-9 under the Investment Company Act, except for transactions with the Crowdfunding Issuer pursuant to Regulation Crowdfunding. Such prohibited actions include, but are not limited to:

(a)   Incurring any indebtedness, pledge or granting Liens on any assets, or guarantee, assume, endorse, or otherwise become responsible for the obligations of any other Person.

(b)   Making any loan or advance to, or a capital contribution or investment in, any Person.

(c)   Entering into or effecting any transaction or series of related transactions involving the purchase, lease, license, exchange, or other acquisition (including by merger, consolidation, sale of stock, or acquisition of assets) by the Company of any assets and/or equity interests.

(d)   Entering into or effect any transaction or series of related transactions involving the sale, lease, license, exchange, or other disposition (including by merger, consolidation, sale of stock, or sale of assets) by the Company of any assets and/or equity interests.

Section III.04   Officers. The Manager may appoint one or more individuals as officers of the Company (the "**Officers**") as the Manager deems necessary or desirable to carry on the business of the Company and may delegate to such Officers such power and authority as the Manager deems advisable. An Officer is not required to be a Member of the Company. Any individual may hold two or more offices of the Company. Each Officer shall hold office until his or her successor is designated by the Manager or until his or her earlier death, resignation, or removal. Any Officer may resign at any time upon written notice to the Manager. Any Officer may be removed by the Manager at any time, with or without cause. A vacancy in any office occurring because of death, resignation, removal, or otherwise may, but need not, be filled by the Manager.

Section III.05   Replacement and Resignation of Manager. The Manager may resign at any time by delivering a written resignation to the Company, which resignation shall be effective upon receipt thereof unless it is specified to be effective at some other time or upon the occurrence of a particular event. Prior to the Manager's resignation, a successor Manager shall be designated by the current Manager.

ARTICLE IV
Allocations

Section IV.01 Allocation of Profits and Losses.

(a)   All items of income, gain, loss, deduction and credit incurred or accrued by the Company shall be allocated among the Members pro rata in accordance with their respective Membership Interests.

(b)   Notwithstanding any other provision of this Agreement, (i) "partner nonrecourse deductions" (as defined in Treasury Regulations Section 1.704-2(i)), if any, of the Company shall be allocated for each Fiscal Year to the Member that bears the economic risk of loss within the meaning of Treasury Regulations Section 1.704-2(i) and "nonrecourse deductions" (as defined in Treasury Regulations Section 1.704-2(b)) and "excess nonrecourse liabilities" (as defined in Treasury Regulations Section 1.752-3(a)), if any, shall be allocated to and among the Members in accordance with their Membership Interests.

(c)   This Agreement shall be deemed to include "qualified income offset," "minimum gain chargeback," and "partner nonrecourse debt minimum gain chargeback" provisions within the meaning of Treasury Regulations under Section 704(b) of the Code.

ARTICLE V
Distributions

Section V.01 Distributions.

(a)   In the event that any distributable cash or other assets are received by the Company from the Crowdfunding Issuer pursuant to the terms of the Securities (in accordance with the applicable type of SAFE and the shares of capital stock issuable upon conversion of such SAFE), the Manager shall make such distributions promptly to the holders of the Membership Interests on a one-to-one basis as if the holders of the Membership Interests held such Securities directly. The Manager may instruct the Crowdfunding Issuer to make such distribution directly to the holders of the Membership Interests.

(b)   Notwithstanding any provision to the contrary contained in this Agreement, the Company shall not make any distribution to Members if such distribution would violate the Washington Act or other Applicable Law.

ARTICLE VI
Transfers

Section VI.01 General Restrictions on Transfer.

(a)   No Member shall Transfer all or any portion of its Membership Interest in the Company, except with the written consent of the Manager. No Transfer of Membership Interests to a Person not already a Member of the Company shall be deemed completed until the prospective Transferee is admitted as a Member of the Company in accordance with Section II.04 hereof.

(b)   Notwithstanding any other provision of this Agreement (including Section VI.02), each Member agrees that it will not Transfer all or any portion of its Membership Interest in the Company, and the Company agrees that it shall not issue any Membership Interests:

          (i)   except as permitted under the Securities Act and other applicable federal or state securities or blue sky laws;

          (ii)   if such Transfer or issuance would affect the Company's existence or qualification as a limited liability company under the Washington Act;

          (iii)   if such Transfer or issuance would cause the Company to be required to register as an investment company under the Investment Company Act of 1940, as amended; or

          (iv)   if such Transfer or issuance would cause the assets of the Company to be deemed "Plan Assets" as defined under the Employee Retirement Income Security Act of 1974 or its accompanying regulations or result in any "prohibited transaction" thereunder involving the Company.

          (c)   Any Transfer or attempted Transfer of any Membership Interest in violation of this Agreement shall be null and void, no such Transfer shall be recorded on the Company's books, and the purported Transferee in any such Transfer shall not be treated (and the purported Transferor shall continue be treated) as the owner of such Membership Interest for all purposes of this Agreement.

          (d)   Except as provided in Section II.04(b), no Transfer (including a Permitted Transfer) of Membership Interests to a Person not already a Member of the Company shall be deemed completed until the prospective Transferee (including a Permitted Transferee) is admitted as a Member of the Company in accordance with Section II.04(b) hereof.

          (e)   For the avoidance of doubt, any Transfer of a Membership Interest permitted by this Agreement shall be deemed a sale, transfer, assignment, or other disposal of such Membership Interest in its entirety as intended by the parties to such Transfer, and shall not be deemed a sale, transfer, assignment, or other disposal of any less than all of the rights and benefits described in the definition of the term "Membership Interest," unless otherwise explicitly agreed to by the parties to such Transfer.

Section VI.02   Further Restrictions on Transfer.

     Subject to Manager approval in all respects under Section VI.01(a), during the one-year period beginning on the date on which it acquired the Membership Interest, a Member may not transfer such Membership Interest except (each of the following, a "**Permitted Transfer**"):

          (a)   To the Crowdfunding Issuer;

          (b)   To an "accredited investor" within the meaning of Rule 501 of Regulation D under the Securities Act;

          (c)   As part of an offering registered under the Securities Act; or

          (d)   To a member of the Membership Interest holder's family or the equivalent, to a trust controlled by the Membership Interest holder, to a trust created for the benefit of a member of the family of the Membership Interest holder or equivalent, or in connection with the death or divorce of the Membership Interest or other similar circumstance.

ARTICLE VII
No Personal Liability and Indemnification

Section VII.01   No Personal Liability: Members; Manager.

(a)   Except as otherwise provided in the Washington Act, by Applicable Law, or expressly in this Agreement, no Member will be obligated personally for any debt, obligation, or liability of the Company or other Members, whether arising in contract, tort, or otherwise, solely by reason of being a Member.

(b)   Except as otherwise provided in the Washington Act, by Applicable Law, or expressly in this Agreement, no Manager will be obligated personally for any debt, obligation, or liability of the Company, whether arising in contract, tort, or otherwise, solely by reason of being a Manager.

Section VII.02   Indemnification.

(a)   To the fullest extent permitted under the Washington Act, any Covered Person (as defined in section (c) below) shall be entitled to indemnification and reimbursement of expenses by the Crowdfunding Issuer for and against any loss, damage, claim, or expense (including attorneys' fees) (collectively, "**Losses**") whatsoever incurred by the Covered Person relating to or arising out of any act or omission or alleged acts or omissions (whether or not constituting negligence) performed or omitted by any Covered Person on behalf of the Company; provided, however, that (i) any indemnity under this Section VII.02 shall be provided by the Crowdfunding Issuer, and neither any Member or any other Person shall have any personal liability to contribute to such indemnity by the Crowdfunding Issuer; (ii) such Covered Person acted in good faith and in a manner believed by such Covered Person to be in, or not opposed to, the best interests of the Company and, with respect to any criminal proceeding, had no reasonable cause to believe his conduct was unlawful; and (iii) such Covered Person's conduct did not constitute fraud or willful misconduct, in either case as determined by a final, nonappealable order of a court of competent jurisdiction.

(b)   Upon receipt by the Company of a written undertaking by or on behalf of the Covered Person to repay such amounts if it is finally judicially determined that the Covered Person is not entitled to indemnification under this Section VII.02, the Crowdfunding Issuer shall advance, to the extent reasonably required, each Covered Person for reasonable legal or other expenses (as incurred) of such Covered Person in connection with investigating, preparing to defend, or defending any claim, lawsuit, or other proceeding relating to any Losses for which such Covered Person may be indemnified pursuant to this Section VII.02.

(c)   "**Covered Person**" means (i) each Member whom the Manager has designated as an agent of the Company; (ii) each Manager and Officer of the Company; and (iii) each officer, director, shareholder, partner, manager, member, Affiliate, employee, agent, or representative of each Member and of each Manager.

ARTICLE VIII
Reports, Accounting and Tax Matters

Section VIII.01   Inspection Rights. Upon reasonable notice from a Member, the Company shall afford the Member access during normal business hours to the corporate, financial, and similar records, reports, and documents of the Company, and shall permit the Member to examine such documents and make copies thereof. Further, upon reasonable notice from a Member, the Manager shall make available the same such information of the Crowdfunding Issuer.

Section VIII.02 Income Tax Status. It is the intent of this Company and the Members that this Company shall be treated as a partnership for US, federal, state, and local income tax purposes. Neither the Manager nor any Member shall make an election for the Company to be classified as other than a partnership pursuant to Treasury Regulations Section 301.7701-3.

Section VIII.03 Tax Matters Representative.

(a) <u>Appointment; Resignation</u>. The Members hereby appoint the Manager as the "partnership representative" as provided in Section 6223(a) of the Code (the "**Partnership Representative**"). Prior to the resignation of the Partnership Representative, it shall appoint a new Partnership Representative.

(b) <u>Tax Examinations and Audits</u>. The Partnership Representative is authorized and required to represent the Company (at the Company's expense) in connection with all examinations of the Company's affairs by any federal, state, local, or foreign taxing authority, including resulting administrative and judicial proceedings, and to expend Company funds for professional services and costs associated therewith.

The Partnership Representative shall have sole authority to act on behalf of the Company in any such examinations and any resulting administrative or judicial proceedings, and shall have sole discretion to determine whether the Company (either on its own behalf or on behalf of the Members) will contest or continue to contest any tax deficiencies assessed or proposed to be assessed by any taxing authority.

(c) <u>US Federal Tax Proceedings</u>. To the extent permitted by applicable law and regulations, the Partnership Representative will cause the Company to annually elect out of the partnership audit procedures set forth in Subchapter C of Chapter 63 of the Code as amended by the Bipartisan Budget Act of 2015 (the "**Revised Partnership Audit Rules**") pursuant to Section 6221(b) of the Code. For any year in which applicable law and regulations do not permit the Company to elect out of the Revised Partnership Audit Rules, then within forty-five (45) days of any notice of final partnership adjustment, the Partnership Representative will cause the Company to elect the alternative procedure under Section 6226 of the Code, and furnish to the Internal Revenue Service and each Member (including former Members) during the year or years to which the notice of final partnership adjustment relates a statement of the Member's share of any adjustment set forth in the notice of final partnership adjustment.

(d) <u>Section 754 Election</u>. The Partnership Representative shall make an election under Section 754 of the Code only with the agreement in writing of Manager.

(e) <u>Indemnification</u>. The Company, through the Crowdfunding Issuer, shall defend, indemnify, and hold harmless the Partnership Representative against any and all liabilities sustained as a result of any act or decision concerning Company tax matters and within the scope of such Member's responsibilities as Partnership Representative, so long as such act or decision was done or made in good faith and does not constitute gross negligence or willful misconduct.

Section VIII.04 Tax Returns.

(a) At the expense of the Crowdfunding Issuer, the Manager will cause the preparation and timely filing (including extensions) of all tax returns required to be filed by the Company pursuant to the Code as well as all other required tax returns in each jurisdiction in which the Company owns property or does business. As soon as reasonably possible after the end of each Fiscal Year, the Manager will deliver to each Member, Company information necessary for the preparation of such Member's federal, state, and local income tax returns for such Fiscal Year.

(b)   Each Member agrees that such Member shall not treat any Company item on such Member's federal, state, foreign, or other income tax return inconsistently with the treatment of the item on the Company's return.

Section VIII.05   Reports under Regulation Crowdfunding

(a)   The Manager shall provide all information necessary to the Crowdfunding Issuer for the Crowdfunding Issuer to make such ongoing reports as required by Regulation Crowdfunding.

(b)   The Manager will cause the prompt distribution of any disclosure, and ongoing reports prepared by the Crowdfunding Issuer as soon as such disclosures and ongoing reports are completed by the Crowdfunding Issuer.

ARTICLE IX
Dissolution and Liquidation

Section IX.01   Events of Dissolution. The Company shall be dissolved and its affairs wound up only upon the occurrence of any of the following events:

(a)   The sale, exchange, involuntary conversion, or other disposition or Transfer of all or substantially all the assets of the Crowdfunding Issuer;

(b)   Declaration of effectiveness of a registration statement covering the Securities under the Securities Act or the Securities Exchange Act of 1934, as amended, by the Crowdfunding Issuer; or

(c)   The entry of a decree of judicial dissolution under the Washington Act.

Section IX.02   Effectiveness of Dissolution. Dissolution of the Company shall be effective on the day on which the event described in Section IX.01 occurs, but the Company shall not terminate until the winding up of the Company has been completed, the assets of the Company have been distributed as provided in Section IX.03, and the Certificate of Formation shall have been canceled as provided in Section IX.04.

Section IX.03   Liquidation. If the Company is dissolved pursuant to Section IX.01, the Company shall be liquidated and its business and affairs wound up in accordance with the Washington Act and the following provisions:

(a)   The Manager, or another Person selected by the Manager, shall act as liquidator to wind up the Company (the "**Liquidator**"). The Liquidator shall have full power and authority to distribute, sell, assign, and encumber any or all of the Company's assets and to wind up and liquidate the affairs of the Company in an orderly and business-like manner, in compliance with rules and regulations applicable to a "crowdfunding vehicle".

(b)   As promptly as possible after dissolution and again after final liquidation, the Liquidator shall cause a proper accounting to be made of the Company's Securities, assets, liabilities, and operations through the last day of the calendar month in which the dissolution occurs or the final liquidation is completed, as applicable.

(c)   The Liquidator shall transfer ownership of the Securities (in accordance with the applicable type of SAFE and the shares of capital stock issuable upon conversion of such SAFE) to the Members.

(d)   The Liquidator shall then liquidate the assets of the Company, if any, and distribute the proceeds of such liquidation in the following order of priority, unless otherwise required by mandatory provisions of Applicable Law, and with any amounts to be paid to creditors to be paid by the Crowdfunding Issuer:

(i)   First, to the payment of the Company's debts and liabilities to its creditors (including Members, if applicable) and the expenses of liquidation (including sales commissions incident to any sales of assets of the Company);

(ii)   Second, to the establishment of and additions to reserves that are determined by the Manager to be reasonably necessary for any contingent unforeseen liabilities or obligations of the Company; and

(iii)   Third, to the Members, on a pro rata basis, in accordance with the positive balances in their respective capital accounts, as determined after taking into account all capital account adjustments for the taxable year of the Company during which the liquidation of the Company occurs.

Section IX.04   Required Filings. Upon completion of the winding up of the Company, the Liquidator shall make all necessary filings required by the Washington Act.

ARTICLE X
Definitions

Section X.01   Definitions. Capitalized terms used herein and not otherwise defined shall have the meanings set forth in this Section X.01:

(a)   "**Affiliate**" means, with respect to any Person, any other Person who, directly or indirectly, controls, is controlled by, or is under common control with such Person. For purposes of this definition, "**control**" when used with respect to any specified Person, shall mean the power, direct or indirect, to direct or cause the direction of the management and policies of such Person, whether through ownership of voting securities or partnership or other ownership interests, by contract, or otherwise; and the terms "**controlling**" and "**controlled**" shall have correlative meanings.

(b)   "**Applicable Law**" means all applicable provisions of (i) constitutions, treaties, statutes, laws (including the common law), rules, regulations, decrees, ordinances, codes, proclamations, declarations, or orders of any Governmental Authority; (ii) any consents or approvals of any Governmental Authority; and (iii) any orders, decisions, advisory, or interpretative opinions, injunctions, judgments, awards, decrees of, or agreements with, any Governmental Authority.

(c)   "**Certificate of Formation**" means the certificate of formation filed with the Washington Secretary of State on January 13, 2026.

(d)   "**Code**" means the Internal Revenue Code of 1986, as amended.

(e)   "**Electronic Transmission**" means any form of communication not directly involving the physical transmission of paper that creates a record that may be retained, retrieved, and reviewed by a recipient thereof and that may be directly reproduced in paper form by such a recipient through an automated process.

(f)   "**Fiscal Year**" means the calendar year, unless the Company is required or elects to have a taxable year other than the calendar year, in which case Fiscal Year shall be the period that conforms to its taxable year.

(g)   "**Governmental Authority**" means any federal, state, local, or foreign government or political subdivision thereof, or any agency or instrumentality of such government or political subdivision, or any self-regulated organization or other non-governmental regulatory authority or quasi-governmental authority (to the extent that the rules, regulations, or orders of such organization or authority have the force of law), or any arbitrator, court, or tribunal of competent jurisdiction.

(h)   "**Lien**" means any mortgage, pledge, security interest, option, right of first offer, encumbrance, or other restriction or limitation of any nature whatsoever.

(i)   "**Manager**" means, initially, Geoship S.P.C., a Washington social purpose corporation, or such other Member as may be designated or become the Manager pursuant to the terms of this Agreement.

(j)   "**Membership Interest**" means an interest in the Company owned by a Member, including such Member's rights to (i) receive a distributive share of Company assets and items of Company income, gain, loss, and deduction; (ii) vote, consent, or participate in any Member decisions provided in this Agreement and the Washington Act; and (iii) receive any and all other benefits due to a Member under this Agreement and the Washington Act.

(k)   "**Person**" means an individual, corporation, partnership, joint venture, limited liability company, Governmental Authority, unincorporated organization, trust, association, or other entity.

(l)   "**Securities**" means the underlying securities of the Crowdfunding Issuer issued in a Regulation CF offering.

(m)   "**Securities Act**" means the Securities Act of 1933, as amended, or any successor federal statute, and the rules and regulations thereunder, which shall be in effect at the time.

(n)   "**Transfer**" means to sell, transfer, assign, gift, pledge, encumber, hypothecate, or similarly dispose of, directly or indirectly, voluntarily or involuntarily, by operation of law or otherwise, or to enter into any contract, option, or other arrangement or understanding with respect to the sale, transfer, assignment, gift, pledge, encumbrance, hypothecation, or similar disposition of, any Membership Interests or any interest (including a beneficial interest) therein. "Transfer" when used as a noun shall have a correlative meaning.

(o)   "**Transferor**" and "**Transferee**" mean a Person who makes or receives a Transfer, respectively.

(p)   "**Washington Act**" means the Washington Limited Liability Company Act (Chapter 25.15 RCW) and any successor statute, as it may be amended from time to time.

ARTICLE XI
Miscellaneous

Section XI.01 Governing Law. This Agreement shall be governed by and construed in accordance with the internal laws of the State of Washington, without giving effect to any choice or conflict of law provision or rule (whether of the State of Washington or any jurisdiction).

Section XI.02 Submission to Jurisdiction. The parties hereby agree that any suit, action, or proceeding based on any matter arising out of or in connection with, this Agreement or the transactions contemplated hereby, shall be brought in the federal courts of the United States of America or the courts of the State of Washington, in each case located in the City of Seattle and County of King. Each of the parties hereby irrevocably consents to the jurisdiction of such courts (and of the appropriate appellate courts therefrom) in any such suit, action, or proceeding.

Section XI.03 <u>**Waiver of Jury Trial**</u>**. EACH PARTY HERETO HEREBY ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY THAT MAY ARISE UNDER THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES AND, THEREFORE, EACH SUCH PARTY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LEGAL ACTION ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY.**

Section XI.04   Waiver. No waiver by any party of any of the provisions hereof shall be effective unless explicitly set forth in writing and signed by the party so waiving. No failure to exercise, or delay in exercising, any right, remedy, power, or privilege arising from this Agreement shall operate or be construed as a waiver thereof, nor shall any single or partial exercise of any right, remedy, power, or privilege hereunder preclude any other or further exercise thereof or the exercise of any other right, remedy, power, or privilege. Nothing contained in this Section XI.04 shall diminish the waiver described in Section XI.03.

Section XI.05   Notices. All notices, requests, consents, claims, demands, waivers, and other communications hereunder shall be in writing and shall be deemed to have been given:

(a)   when delivered by hand;

(b)   when sent, if sent by email during normal business hours of the recipient, and if not sent during normal business hours, then on the recipient's next business day;

(c)   when received by the addressee if sent by a nationally recognized overnight courier;

(d)   on the date sent by facsimile or email of a PDF document (with confirmation of transmission) if sent during normal business hours of the recipient, and on the next business day if sent after normal business hours of the recipient; or

(e)   on the third day after the date mailed, by certified or registered mail, return receipt requested, postage prepaid.

Such communications must be sent to the respective parties at the following addresses (or at such other address for a party as shall be specified in a notice given in accordance with this Section XI.05):

If to the Company:	180 Spring Hill Dr., Grass Valley, CA 95945 Email: micha@geoship.is Attention: Micha Mikailian
If to the Manager:	180 Spring Hill Dr., Grass Valley, CA 95945 Email: micha@geoship.is Attention: Micha Mikailian
If to a Member:	To the Member's respective mailing address or email as set forth on the Members Schedule.

Each Member consents to the delivery of any notice hereunder by email at the email address set forth on the signature page or as otherwise provided to the Company, as updated from time to time by notice to the

13

Company, or as on the books of the Company. Each Member agrees to promptly notify the Company of any change in its email address, and that failure to do so shall not affect the foregoing.

Section XI.06   **Remedies.** In the event of any actual or prospective breach or default by any party, the other parties shall be entitled to equitable relief, including remedies in the nature of injunction and specific performance, awarded by a court of competent jurisdiction (without being required to post a bond or other security or to establish any actual damages). In this regard, the parties acknowledge and agree that they will be irreparably damaged in the event this Agreement is not specifically enforced, since (among other things) the Membership Interests are not readily marketable. All remedies hereunder are cumulative and not exclusive, may be exercised concurrently, and nothing herein shall be deemed to prohibit or limit any party from pursuing any other remedy or relief available at law or in equity for any actual or prospective breach or default, including recovery of damages. In addition, the parties hereby waive and renounce any defense to such equitable relief that an adequate remedy at law may exist.

Section XI.07   **Severability.** If any term or provision of this Agreement is held to be invalid, illegal, or unenforceable under Applicable Law in any jurisdiction, such invalidity, illegality, or unenforceability shall not affect any other term or provision of this Agreement or invalidate or render unenforceable such term or provision in any other jurisdiction.

Section XI.08   **Successors and Assigns.** Subject to the restrictions on Transfers set forth herein, this Agreement shall be binding upon and shall inure to the benefit of the parties hereto and their respective heirs, executors, administrators, successors, and assigns.

Section XI.09   **Amendment.** This Agreement may be amended or modified by an instrument in writing executed by the Manager unless such amendment or modification has a material adverse effect on the economic rights of the Members, in which case such amendment or modification shall be set forth in an instrument in writing executed by Members holding 2/3rd of the Membership Interests. Any such written amendment or modification will be binding upon the Company and each Member. Notwithstanding the foregoing, amendments to the Members Schedule may be made by the Manager in accordance with Section II.01.

Section XI.10   **Headings.** The headings in this Agreement are inserted for convenience or reference only and are in no way intended to describe, interpret, define, or limit the scope, extent, or intent of this Agreement or any provision of this Agreement.

Section XI.11   **Counterparts.** This Agreement may be executed in counterparts, each of which shall be deemed an original, but all of which together shall be deemed to be one and the same agreement.

Section XI.12   **Entire Agreement.** This Agreement, together with the Certificate of Formation and all related Exhibits and Schedules, constitutes the sole and entire agreement of the parties to this Agreement with respect to the subject matter contained herein and therein, and supersedes all prior and contemporaneous understandings, agreements, representations, and warranties, both written and oral, with respect to such subject matter.

Section XI.13   **No Third-Party Beneficiaries.** Except as provided in ARTICLE VII, this Agreement is for the sole benefit of the parties hereto (and their respective heirs, executors, administrators, legal representatives, successors, and permitted assigns) and nothing herein, express or implied, is intended to or shall confer upon any other Person, including any creditor of the Company, any legal or equitable right, benefit, or remedy of any nature whatsoever under or by reason of this Agreement.

[Remainder of this page intentionally left blank; signature page follows.]

IN WITNESS WHEREOF, the parties hereto have caused this Limited Liability Company Agreement to be executed as of the date first written above.

COMPANY:

Geoship 2026 CF SPV LLC

By: Geoship S.P.C.
Its: Manager

By:_____
Name: Micha Mikailian
Title: CEO

MANAGER:

Geoship S.P.C.

By:_____
Name: Micha Mikailian
Title: CEO

IN WITNESS WHEREOF, the parties hereto have caused this Limited Liability Company Agreement to be executed as of the date first written above.


MEMBERS:


By:_____
Name:

IN WITNESS WHEREOF, the parties hereto have caused this Limited Liability Company Agreement to be executed as of the date first written above.

MEMBERS:

ENTITY NAME:_____

By:_____
Name:
Title:

Schedule I

MEMBERS SCHEDULE

Exhibit F

Issuer Certificate of Incorporation



UNITED STATES OF AMERICA
The State of Washington
Secretary of State

I, STEVE R. HOBBS, Secretary of State of the State of Washington and custodian of its seal, hereby issue this

CERTIFICATE OF EXISTENCE

OF

GEOSHIP S.P.C.

I CERTIFY that the records on file in this office show that the above named entity was formed under the laws of the State of Washington and that its public organic record was filed in Washington and became effective on 01/24/2014.

I FURTHER CERTIFY that the entity's duration is Perpetual, and that as of the date of this certificate, the records of the Secretary of State do not reflect that this entity has been dissolved.

I FURTHER CERTIFY that all fees, interest, and penalties owed and collected through the Secretary of State have been paid.

I FURTHER CERTIFY that the most recent annual report has been delivered to the Secretary of State for filing and that proceedings for administrative dissolution are not pending.

Issued Date: 02/27/2024
UBI Number: 603 373 437

Given under my hand and the Seal of the State
of Washington at Olympia, the State Capital

Steve R. Hobbs, Secretary of State

Date Issued: 02/27/2024




Exhibit G

Issuer Bylaws

BYLAWS

OF

GEOSHIP S.P.C.

Originally adopted on _____

TABLE OF CONTENTS

BYLAWS OF

GEOSHIP S.P.C.

These Bylaws are promulgated pursuant to the Washington Business Corporation Act, as set forth in Title 23B of the Revised Code of Washington (the "Act").

ARTICLE I

SHAREHOLDERS

1.1   Annual Meeting.

1.1.1   Time and Place of Meeting. The annual meeting of the shareholders of the corporation for the election of Directors and for the transaction of such other business as may properly come before the meeting shall be held each year at a place, day, and time to be set by the Board of Directors.

1.1.2   Business Conducted at Meeting.

(a)   At an annual meeting of shareholders, an item of business may be conducted, and a proposal may be considered and acted upon, only if such item or proposal is brought before the meeting (i) by, or at the direction of, the Board of Directors, or (ii) by any shareholder of the corporation who is entitled to vote at the meeting and who complies with the procedures set forth in the remainder of this Section 1.1.2. This Section 1.1.2 shall not apply to matters of procedure that, pursuant to Section 10.3(a) of these Bylaws, are subject to the authority of the chairman of the meeting.

(b)   For an item of business or proposal to be brought before an annual meeting by a shareholder, the shareholder must have given timely notice thereof in writing to the Secretary of the corporation. To be timely, a shareholder's notice must be delivered to, or mailed and received at, the principal office of the corporation (i) not less than one hundred twenty (120) days prior to the first anniversary of the date that the corporation's proxy statement was first released to shareholders in connection with the previous year's annual meeting; (ii) a reasonable time before the corporation begins to print and mail its proxy materials if the date of the current year's annual meeting has been changed by more than thirty (30) days from the date of the previous year's meeting; or (iii) not more than seven (7) days following the mailing to shareholders of the notice of annual meeting with respect to the current year's annual meeting, if the corporation did not release a proxy statement to shareholders in connection with the previous year's annual meeting, or if no annual meeting was held during such year.

(c)   A shareholder's notice to the Secretary under Section 1.1.2(b) shall set forth, as to each item of business or proposal the shareholder intends to bring before the meeting (i) a brief description of the item of business or proposal and the reasons for bringing it before the meeting, (ii) the name and address, as they appear on the corporation's books, of the shareholder and of any other shareholders that the shareholder knows or anticipates will support the item of business or proposal, (iii) the number and class of shares of stock of the corporation that are

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beneficially owned on the date of such notice by the shareholder and by any such other shareholders, and (iv) any financial interest of the shareholder or any such other shareholders in such item of business or proposal.

(d)   The Board of Directors, or a designated committee thereof, may reject a shareholder's notice that is not timely given in accordance with the terms of Section 1.1.2(b). If the Board of Directors, or a designated committee thereof, determines that the information provided in a timely shareholder's notice does not satisfy the requirements of Section 1.1.2(c) in any material respect, the Secretary of the corporation shall notify the shareholder of the deficiency in the notice. The shareholder shall have an opportunity to cure the deficiency by providing additional information to the Secretary within such period of time, not to exceed five (5) days from the date such deficiency notice is given to the shareholder, as the Board of Directors or such committee shall reasonably determine. If the deficiency is not cured within such period, or if the Board of Directors or such committee determines that the additional information provided by the shareholder, together with information previously provided, does not satisfy the requirements of Section 1.1.2(c) in any material respect, then the Board of Directors or such committee may reject the shareholder's notice.

(e)   Notwithstanding the procedures set forth in Section 1.1.2(d), if a shareholder desires to bring an item of business or proposal before an annual meeting, and neither the Board of Directors nor any committee thereof has made a prior determination of whether the shareholder has complied with the procedures set forth in this Section 1.1.2 in connection with such item of business or proposal, then the chairman of the meeting shall determine and declare at the meeting whether the shareholder has so complied. If the chairman determines that the shareholder has so complied, then the chairman shall so state and ballots shall be provided for use at the meeting with respect to such item of business or proposal. If the chairman determines that the shareholder has not so complied, then, unless the chairman, in his sole and absolute discretion, determines to waive such compliance, the chairman shall state that the shareholder has not so complied and the item of business or proposal shall not be brought before the meeting.

This Section 1.1.2 shall not prevent the consideration and approval or disapproval at the annual meeting of reports of officers, directors and committees of the Board of Directors, but, in connection with such reports, no item of business may be conducted, and no proposal may be considered and acted upon, unless there has been compliance with the procedures set forth in this Section 1.1.2 in connection therewith.

1.2   Special Meetings. Special meetings of the shareholders for any purpose or purposes may be called at any time by the Board of Directors or by the Chairman of the Board (if one be appointed) or by the President or by one or more shareholders holding not less than one-tenth (1/10) of all the shares entitled to be cast on any issue proposed to be considered at that meeting, to be held at such time and place as the Board or the Chairman (if one be appointed) or the President may prescribe; provided, that, at any time when the corporation is subject to the reporting requirements of Section 13 of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), special meetings of the shareholders for any purpose or purposes may be called at any time only by the Board of Directors or the Chairman of the Board (if one be appointed) or the President or one or more shareholders holding not less than twenty-five percent (25%) of all the shares entitled to be cast on any issue proposed to be considered at that meeting.

If a special meeting is called by any person or persons other than the Board of Directors or the Chairman of the Board (if one be appointed) or the President, then a written demand, describing with reasonable clarity the purpose or purposes for which the meeting is called and specifying the general nature of the business proposed to be transacted, shall be delivered personally or sent by registered mail or by telegraphic or other facsimile transmission to the Secretary of the corporation. Upon receipt of such a demand, the Secretary shall cause notice of such meeting to be given, within thirty (30) days after the date the demand was delivered to the Secretary, to the shareholders entitled to vote, in accordance with the provisions of Section 1.3 of these Bylaws. Except as provided below, if the notice is not given by the Secretary within thirty (30) days after the date the demand was delivered to the Secretary, then the person or persons demanding the meeting may specify the time and place of the meeting and give notice thereof.

1.3   Notice of Meetings. Except as otherwise provided below, the Secretary, Assistant Secretary, or any transfer agent of the corporation shall give, in any manner permitted by law, not less than ten (10) nor more than sixty (60) days before the date of any meeting of shareholders, written notice stating the place, day, and time of the meeting to each shareholder of record entitled to vote at such meeting. Written notice may be transmitted by mail, private carrier or personal delivery; telegraph, wire or wireless equipment that transmits a facsimile of the notice. If mailed, notice to a shareholder shall be effective when mailed, with first-class postage thereon prepaid, correctly addressed to the shareholder at the shareholder's address as it appears on the current record of shareholders of the corporation. Otherwise, written notice shall be effective at the earliest of the following: (a) If sent to the person's address, or facsimile number when dispatched by telegraph or facsimile equipment, (b) when received, or (c) on the date shown on the return receipt, if sent by registered or certified mail, return receipt requested, and the receipt is signed by or on behalf of the addressee.

1.3.1   Notice of Special Meeting. In the case of a special meeting, the written notice shall also state with reasonable clarity the purpose or purposes for which the meeting is called and the general nature of the business proposed to be transacted at the meeting. No business other than that within the purpose or purposes specified in the notice may be transacted at a special meeting.

1.3.2   Proposed Articles of Amendment, Merger, Exchange, Sale, Lease or Disposition. If the business to be conducted at any meeting includes any proposed amendment to the Articles of Incorporation or any proposed merger or exchange of shares, or any proposed sale, lease, exchange, or other disposition of all or substantially all of the property and assets (with or without the goodwill) of the corporation not in the usual or regular course of its business, then the written notice shall state that the purpose or one of the purposes is to consider the proposed amendment or plan of merger, exchange of shares, sale, lease, exchange, or other disposition, as the case may be, shall describe the proposed action with reasonable clarity, and shall be accompanied by a copy of the proposed amendment or plan. Written notice of such meeting shall be given to each shareholder of record, whether or not entitled to vote at such meeting, not less than twenty (20) days before such meeting, in the manner provided in Section 1.3 above.

1.3.3   Proposed Dissolution. If the business to be conducted at any meeting includes the proposed voluntary dissolution of the corporation, then the written notice shall state that the purpose or one of the purposes is to consider the advisability thereof. Written notice of such meeting shall be given to each shareholder of record, whether or not entitled to vote at such meeting, not less than twenty (20) days before such meeting, in the manner provided in Section 1.3 above.

1.3.4   Declaration of Mailing. A declaration of the mailing or other means of giving any notice of any shareholders' meeting, executed by the Secretary, Assistant Secretary, or any transfer or other agent of the corporation giving the notice, shall be prima facie evidence of the giving of such notice.

1.3.5   Waiver of Notice. A shareholder may waive notice of any meeting at any time, either before or after such meeting. Except as provided below, the waiver must be in writing, be signed by the shareholder entitled to the notice, and be delivered to the corporation for inclusion in the minutes or filing with the corporate records. A shareholder's attendance at a meeting in person or by proxy waives objection to lack of notice or defective notice of the meeting unless the shareholder at the beginning of the meeting objects to holding the meeting or transacting business at the meeting on the ground that the meeting is not lawfully called or convened. In the case of a special meeting, or an annual meeting at which fundamental corporate changes are considered, a shareholder waives objection to consideration of a particular matter that is not within the purpose or purposes described in the meeting notice unless the shareholder objects to considering the matter when it is presented.

1.4   Quorum; Vote Requirement. A quorum shall exist at any meeting of shareholders if a majority of the votes entitled to be cast is represented in person or by proxy. Once a share is represented for any purpose at a meeting other than solely to object to holding the meeting or transacting business at the meeting, it is deemed present for quorum purposes for the remainder of the meeting and for any adjournment of that meeting unless a new record date is or must be set for that adjourned meeting. Subject to the foregoing, the determination of the voting groups entitled to vote (as required by law), and the quorum and voting requirements applicable thereto, must be made separately for each matter being considered at a meeting.

If a quorum exists, action on a matter (other than the election of directors) is approved by a voting group if the votes cast within the voting group favoring the action exceed the votes cast within the voting group opposing the action unless a greater number of affirmative votes is required by law or by the Articles of Incorporation.

1.5   Adjourned Meetings. An adjournment or adjournments of any shareholders' meeting, whether by reason of the failure of a quorum to attend or otherwise, may be taken to such date, time, and place as the chairman of the meeting may determine without new notice being given if the date, time, and place are announced at the meeting at which the adjournment is taken. However, if the adjournment is for more than one hundred twenty (120) days from the date set for the original meeting, a new record date for the adjourned meeting shall be fixed and a new notice of the adjourned meeting shall be given to each shareholder of record entitled to vote at the adjourned meeting, in accordance with the provisions of Section 1.3 of these Bylaws. At any adjourned meeting, the corporation may transact any business which might have been transacted at the original meeting. Any meeting at which directors are to be elected shall be adjourned only from day to day until such directors are elected.

1.6   <u>Fixing Record Date</u>. For the purpose of determining shareholders entitled to notice of or to vote at any meeting of shareholders (or, subject to Section 1.5 above, any adjournment thereof), the Board of Directors may fix in advance a date as the record date for any such determination of shareholders, such date in any case to be not more than seventy (70) days prior to the meeting. If no such record date is fixed for the determination of shareholders entitled to notice of or to vote at a meeting of shareholders, then the day before the first notice is delivered to shareholders shall be the record date for such determination of shareholders. If no notice is given because all shareholders entitled to notice have waived notice, then the record date for the determination of shareholders entitled to notice of or to vote at a meeting shall be the date on which the last such waiver of notice was obtained. When a determination of shareholders entitled to vote at any meeting of shareholders has been made as provided in this section, such determination shall apply to any adjournment thereof, except as provided in Section 1.5 of these Bylaws. If no notice is given because shareholders holding of record or otherwise entitled to vote in the aggregate not less than the minimum number of votes necessary in order to take such action by written consent have signed a consent, the record date for determining shareholders entitled to take action without a meeting is the date the first shareholder signs the consent.

1.7   <u>Shareholders' List for Meeting</u>. The corporation shall cause to be prepared an alphabetical list of the names of all of its shareholders on the record date who are entitled to notice of a shareholders' meeting or any adjournment thereof. The list must be arranged by voting group (and within each voting group by class or series of shares) and show the address of and the number of shares held by each shareholder. The shareholders' list must be available for inspection by any shareholder, beginning ten (10) days prior to the meeting and continuing through the meeting, at the principal office of the corporation or at a place identified in the meeting notice in the city where the meeting will be held. Such list shall be produced and kept open at the time and place of the meeting. During such ten-day period, and during the whole time of the meeting, the shareholders' list shall be subject to the inspection of any shareholder, or the shareholder's agent or attorney. In cases where the record date is fewer than ten (10) days prior to the meeting because notice has been waived by all shareholders, the Secretary shall keep such record available for a period from the date the first waiver of notice was delivered to the date of the meeting. Failure to comply with the requirements of this section shall not affect the validity of any action taken at the meeting.

1.8   <u>Ratification</u>. Subject to the requirements of RCW 23B.08.730 and 23B.19.040, any contract, transaction, or act of the corporation or of any director or officer of the corporation that shall be authorized, approved, or ratified by the affirmative vote of a majority of shares represented at a meeting at which a quorum is present shall, insofar as permitted by law, be as valid and as binding as though ratified by every shareholder of the corporation.

1.9   <u>Telephonic Meetings</u>. Shareholders may participate in a meeting by any means of communication by which all persons participating in the meeting can hear each other during the meeting, and participation by such means shall constitute presence in person at a meeting.

ARTICLE II

BOARD OF DIRECTORS

2.1   Responsibility of Board of Directors. The business and affairs and property of the corporation shall be managed under the direction of a Board of Directors. A director shall discharge the duties of a director, including duties as a member of a committee, in good faith, with the care an ordinarily prudent person in a like position would exercise under similar circumstances, and in a manner the director reasonably believes to be in the best interests of the corporation. In discharging the duties of a director, a director is entitled to rely on information, opinions, reports, or statements, including financial statements and other financial data, if prepared or presented by: (a) one or more officers or employees of the corporation whom the director reasonably believes to be reliable and competent in the matters presented; (b) legal counsel, public accountants, or other persons as to matters the director reasonably believes are within the person's professional or expert competence; or (c) a committee of the Board of Directors of which the director is not a member, if the director reasonably believes the committee merits confidence. A director is not acting in good faith if the director has knowledge concerning the matter in question that makes reliance otherwise permitted above unwarranted. The creation of, delegation of authority to, or action by a committee does not alone constitute compliance by a director with the standards of conduct imposed by law upon directors. A director is not liable for any action taken as a director, or any failure to take any action, if the director performed the duties of the director's office in compliance with this section.

2.2   Number of Directors; Qualification. The number of directors of the corporation shall be set by resolution of the Board. No reduction of the authorized number of directors shall have the effect of removing any director before that director's term of office expires. No director need be a shareholder of the corporation or a resident of Washington. Each director must be at least eighteen (18) years of age.

2.3   Election of Directors; Nominations.

2.3.1   Election and Term of Office. At each annual meeting of shareholders, the shareholders shall elect directors. Each director shall hold office until the next succeeding annual meeting or, in the case of staggered terms as permitted by RCW 23B.08.060, for the term for which he or she is elected, and in each case until his or her successor shall have been elected and qualified.

2.3.2   Nominations for Directors.

(a)   Nominations of candidates for election as directors at an annual meeting of shareholders may only be made (i) by, or at the direction of, the Board of Directors or (ii) by any shareholder of the corporation who is entitled to vote at the meeting and who complies with the procedures set forth in the remainder of this Section 2.3.2.

(b)   If a shareholder proposes to nominate one or more candidates for election as directors at an annual meeting, the shareholder must have given timely notice thereof in writing to the Secretary of the corporation. To be timely, a shareholder's notice must be delivered to, or mailed and received at, the principal office of the corporation (i) not less than one hundred twenty (120) days prior to the first anniversary of the date that the corporation's proxy statement was released to shareholders in connection with the previous year's annual meeting; (ii) a reasonable time before the corporation begins to print and mail its proxy materials if the date of this year's annual meeting has been changed by more than thirty (30) days from the date of the previous year's meeting; or (iii) not more than seven (7) days following the mailing to shareholders of the notice of annual meeting with respect to the current year's annual meeting, if the corporation did not release a proxy statement to shareholders in connection with the previous year's annual meeting, or if no annual meeting was held during such year.

(c)   A shareholder's notice to the Secretary under Section 2.3.2(b) shall set forth, as to each person whom the shareholder proposes to nominate for election as a director (i) the name, age, business address and residence address of such person, (ii) the principal occupation or employment of such person, (iii) the number and class of shares of stock of the corporation that are beneficially owned on the date of such notice by such person and (iv) if the corporation at such time has a class of securities registered pursuant to Section 12 of the Exchange Act, any other information relating to such person required to be disclosed in solicitations of proxies with respect to nominees for election as directors pursuant to Regulation 14A under the Exchange Act, including, but not limited to, information required to be disclosed by Schedule 14A of Regulation 14A, and any other information that the shareholder would be required to file with the Securities and Exchange Commission in connection with the shareholder's nomination of such person as a candidate for director or the shareholder's opposition to any candidate for director nominated by, or at the direction of, the Board of Directors. In addition to the above information, a shareholder's notice to the Secretary under Section 2.3.2(b) shall (A) set forth (i) the name and address, as they appear on the corporation's books, of the shareholder and of any other shareholders that the shareholder knows or anticipates will support any candidate or candidates nominated by the shareholder and (ii) the number and class of shares of stock of the corporation that are beneficially owned on the date of such notice by the shareholder and by any such other shareholders and (B) be accompanied by a written statement, signed and acknowledged by each candidate nominated by the shareholder, that the candidate agrees to be so nominated and to serve as a director of the corporation if elected at the annual meeting.

(d)   The Board of Directors, or a designated committee thereof, may reject any shareholder's nomination of one or more candidates for election as directors if the nomination is not made pursuant to a shareholder's notice timely given in accordance with the terms of Section 2.3.2(b). If the Board of Directors, or a designated committee thereof, determines that the information provided in a shareholder's notice does not satisfy the requirements of Section 2.3.2(c) in any material respect, the Secretary of the corporation shall notify the shareholder of the deficiency in the notice. The shareholder shall have an opportunity to cure the deficiency by providing additional information to the Secretary within such period of time, not to exceed five (5) days from the date such deficiency notice is given to the shareholder, as the Board of Directors or such committee shall reasonably determine. If the deficiency is not cured within such period, or if the Board of Directors or such committee determines that the additional information provided by the shareholder, together with information previously provided, does not satisfy the requirements of Section 2.3.2(c) in any material respect, then the Board of Directors or such committee may reject the shareholder's notice.

(e)   Notwithstanding the procedures set forth in Section 2.3.2(d), if a shareholder proposes to nominate one or more candidates for election as directors at an annual meeting, and neither the Board of Directors nor any committee thereof has made a prior determination of whether the shareholder has complied with the procedures set forth in this Section 2.3.2 in connection with such nomination, then the chairman of the annual meeting shall determine and declare at the annual meeting whether the shareholder has so complied. If the chairman determines that the shareholder has so complied, then the chairman shall so state and ballots shall be provided for use at the meeting with respect to such nomination. If the chairman determines that the shareholder has not so complied, then, unless the chairman, in his sole and absolute discretion, determines to waive such compliance, the chairman shall state that the shareholder has not so complied and the defective nomination shall be disregarded.

2.4 Vacancies. Except as otherwise provided by law, any vacancy occurring in the Board of Directors (whether caused by resignation, death, or otherwise) may be filled by the affirmative vote of a majority of the directors present at a meeting of the Board at which a quorum is present, or, if the directors in office constitute less than a quorum, by the affirmative vote of a majority of all of the directors in office. Notice shall be given to all of the remaining directors that such vacancy will be filled at the meeting. However, if the vacant office was held by a director elected by a voting group composed of less than all of the voting shareholders, then the Board of Directors shall not have the power to fill such vacancy. A director elected to fill any vacancy shall hold office until the next meeting of shareholders at which directors are elected, and until his or her successor shall have been elected and qualified.

2.5 Removal. One or more members of the Board of Directors (including the entire Board) may be removed, with or without cause, at a special meeting of shareholders called expressly for that purpose. A director (or the entire Board) may be removed if the number of votes cast in favor of removing such director (or the entire Board) exceeds the number of votes cast against removal; provided that, if a director (or the entire Board) has been elected by one or more voting groups, only those voting groups may participate in the vote as to removal. However, if the Articles of Incorporation grant shareholders the right to cumulate their votes in the election of directors, a director may not be removed if a number of votes sufficient to elect such director under cumulative voting (computed on the basis of the number of votes actually cast at the meeting on the question of removal) is cast against such director's removal.

2.6 Resignation. A director may resign at any time by delivering written notice to the Board of Directors, its Chairman, the President, or the Secretary. A resignation is effective when the notice is delivered unless the notice specifies a later effective date.

2.7 Annual Meeting. The first meeting of each newly elected Board of Directors shall be known as the annual meeting thereof and shall be held without notice immediately after the annual shareholders' meeting or any special shareholders' meeting at which a Board is elected. Such meeting shall be held at the same place as such shareholders' meeting unless some other place shall be specified by resolution of the Board of Directors.

2.8 Regular Meetings. Regular meetings of the Board of Directors may be held at such place, day, and time as shall from time to time be fixed by resolution of the Board without notice other than the delivery of such resolution as provided in Section 2.10 below.

2.9   Special Meetings. Special meetings of the Board of Directors may be called by the President or the Chairman of the Board (if one be appointed) or any two or more directors, to be held at such place, day, and time as specified by the person or persons calling the meeting.

2.10   Notice of Meeting. Notice of the place, day, and time of any meeting of the Board of Directors for which notice is required shall be given, at least two (2) days preceding the day on which the meeting is to be held, by the Secretary or an Assistant Secretary, or by the person calling the meeting, in any manner permitted by law, including orally. Any oral notice given by personal communication over the telephone or otherwise may be communicated either to the director or to a person at the office of the director who, the person giving the notice has reason to believe, will promptly communicate it to the director. Notice shall be deemed to have been given on the earliest of (a) the day of actual receipt, (b) five (5) days after the day on which written notice is deposited in the United States mail, as evidenced by the postmark, with first-class postage prepaid, and correctly addressed, or (c) on the date shown on the return receipt, if sent by registered or certified mail, return receipt requested, and the receipt is signed by or on behalf of the addressee.

No notice of any regular meeting need be given if the place, day, and time thereof have been fixed by resolution of the Board of Directors and a copy of such resolution has been given to each director, either by personally delivering the copy to the director at least two (2) days, or by depositing the copy in the United States mail with first class postage prepaid and correctly addressed to the director at the director's address as it appears on the records of the corporation at least five (5) days (as evidenced by the postmark), prior to the day of the first meeting held in pursuance thereof.

Notice of a meeting of the Board of Directors need not be given to any director if it is waived by the director in writing, whether before or after such meeting is held. Neither the business to be transacted at, nor the purpose of, any regular or special meeting of the Board of Directors need be specified in the notice or waiver of notice of such meeting unless required by law, the Articles of Incorporation, or these Bylaws.

A director's attendance at or participation in a meeting shall constitute a waiver of notice of such meeting except when a director attends or participates in a meeting for the express purpose of objecting on legal grounds prior to or at the beginning of the meeting (or promptly upon the director's arrival) to the holding of the meeting or the transaction of any business and does not thereafter vote for or assent to action taken at the meeting. Any meeting of the Board of Directors shall be a legal meeting without any notice thereof having been given if all of the directors have received valid notice thereof, are present without objecting, or waive notice thereof, or any combination thereof.

2.11   Quorum of Directors. Except in particular situations where a lesser number is expressly permitted by law, and unless a greater number is required by the Articles of Incorporation, a majority of the number of directors specified in or fixed in accordance with these Bylaws shall constitute a quorum for the transaction of business, and the affirmative vote of a majority of the directors present at a meeting at which a quorum is present shall be the act of the Board of Directors. If the number of directors in office at any time is less than the number specified in or fixed in accordance with these Bylaws, then a quorum shall consist of a majority of the number of directors in office; provided that in no event shall a quorum consist of fewer than one-third of the number specified in or fixed in accordance with these Bylaws.

Directors at a meeting of the Board of Directors at which a quorum is initially present may continue to transact business notwithstanding the withdrawal of directors, provided such withdrawal does not reduce the number of directors attending the meeting below the level of a quorum.

A majority of the directors present, whether or not constituting a quorum, may adjourn any meeting of the Board of Directors to another time and place. If the meeting is adjourned for more than forty-eight (48) hours, then notice of the time and place of the adjourned meeting shall be given before the adjourned meeting takes place, in the manner specified in Section 2.10 of these Bylaws, to the directors who were not present at the time of the adjournment.

2.12   Dissent by Directors. Any director who is present at any meeting of the Board of Directors at which action on any corporate matter is taken shall be presumed to have assented to the action taken unless the director objects at the beginning of the meeting (or promptly upon the director's arrival) to the holding of, or the transaction of business at, the meeting; or unless the director's dissent or abstention shall be entered in the minutes of the meeting; or unless the director delivers written notice of the director's dissent or abstention to the presiding officer of the meeting before the adjournment thereof or to the corporation within a reasonable time after the adjournment of the meeting. Such right to dissent or abstention shall not be available to any director who votes in favor of such action.

2.13   Action by Directors Without a Meeting. Any action required by law to be taken or which may be taken at a meeting of the Board of Directors may be taken without a meeting if one or more consents in writing, setting forth the action so taken, shall be signed either before or after the action so taken by all of the directors and delivered to the corporation for inclusion in the minutes or filing with the corporate records. Such consent shall have the same effect as a meeting vote. Action taken under this section is effective when the last director signs the consent, unless the consent specifies a later effective date.

2.14   Telephonic Meetings. Except as may be otherwise restricted by the Articles of Incorporation, members of the Board of Directors may participate in a meeting of the Board by any means of communication by which all directors participating in the meeting may simultaneously hear each other during the meeting. Participation by such means shall constitute presence in person at a meeting.

2.15   Compensation. By resolution of the Board of Directors, the directors may be paid their expenses, if any, and may be paid a fixed sum or a stated salary as a director, for attendance at each meeting of the Board. No such payment shall preclude any director from serving the corporation in any other capacity and receiving compensation therefor.

2.16   Committees. The Board of Directors, by resolution adopted by the greater of (a) a majority of all of the directors in office, or (b) the number of directors required by the Articles of Incorporation or these Bylaws to take action may from time to time create, and appoint individuals to, one or more committees, each of which must have at least two (2) members. If a committee is formed for the purpose of exercising functions of the Board, the committee must consist solely of directors. If the only function of a committee is to study and make recommendations for action by the full Board, the committee need not consist of directors. Committees of directors may exercise the authority of the Board of Directors to the extent specified by such resolution or in the Articles of Incorporation or these Bylaws. However, no committee shall:

(a)   authorize or approve a distribution (as defined in RCW 23B.01.400) except according to a general formula or method prescribed by the Board of Directors;

(b)   approve or propose to shareholders action that by law is required to be approved by shareholders;

(c)   fill vacancies on the Board of Directors or on any of its committees;

(d)   amend the Articles of Incorporation;

(e)   adopt, amend, or repeal Bylaws;

(f)   approve a plan of merger not requiring shareholder approval; or

(g)   authorize or approve the issuance or sale or contract for sale of shares, or determine the designation and relative rights, preferences, and limitations of a class or series of shares, except that the Board of Directors may authorize a committee of directors (or a senior executive officer of the corporation) to do so within limits specifically prescribed by the Board of Directors.

Committees shall be governed by the same provisions as govern the meetings, actions without meetings, notice and waiver of notice, quorum and voting requirements, and standards of conduct of the Board of Directors. The Executive Committee (if one be established) shall meet periodically between meetings of the full Board. All committees shall keep regular minutes of their meetings and shall cause them to be recorded in books kept for that purpose at the office of the corporation.

ARTICLE III

OFFICERS

3.1   Appointment. The officers of the corporation shall be appointed annually by the Board of Directors at its annual meeting held after the annual meeting of the shareholders. If the appointment of officers is not held at such meeting, such appointment shall be held as soon thereafter as a Board meeting conveniently may be held. Except in the case of death, resignation, or removal, each officer shall hold office until his or her successor is appointed and qualified.

3.2   Qualification. None of the officers of the corporation need be a director, except as specified below. Any two or more of the corporate offices may be held by the same person.

3.3   Officers Enumerated. Except as otherwise provided by resolution of the Board of Directors, the officers of the corporation and their respective powers and duties shall be as follows:

3.3.1   Chairman of the Board. The Chairman of the Board (if such an officer be appointed) shall be a director and shall perform such duties as shall be assigned to him or her by the Board of Directors and in any employment agreement. The Chairman shall preside at all meetings of the shareholders and at all meetings of the Board at which he or she is present. The Chairman may sign deeds, mortgages, bonds, contracts, and other instruments, except when the signing thereof has been expressly delegated by the Board or by these Bylaws to some other officer or agent of the corporation or is otherwise required by law to be signed by some other officer or in some other manner. If the President dies or becomes unable to act, the Chairman shall perform the duties of the President, except as may be limited by resolution of the Board of Directors, with all the powers of and subject to all the restrictions upon the President.

3.3.2   President. Subject to such supervisory powers as may be given by the Board of Directors to the Chairman of the Board (if such an officer be appointed), the President shall be the chief executive officer of the corporation unless some other officer is so designated by the Board and, subject to the control of the Board and the Executive Committee (if one be established), shall supervise and control all of the assets, business, and affairs of the corporation. The President may sign certificates for shares of the corporation, deeds, mortgages, bonds, contracts, and other instruments, except when the signing thereof has been expressly delegated by the Board or by these Bylaws to some other officer or agent of the corporation or is otherwise required by law to be signed by some other officer or in some other manner. The President shall vote the shares owned by the corporation in other corporations, domestic or foreign, unless otherwise prescribed by law or resolution of the Board. In general, the President shall perform all duties incident to the office of President and such other duties as may be prescribed by the Board from time to time. In the absence of the Chairman of the Board, the President, if a director, shall preside over all meetings of the shareholders and over all meetings of the Board of Directors. The President shall have the authority to appoint one or more Assistant Secretaries and Assistant Treasurers, as he or she deems necessary.

3.3.3   Vice Presidents. If no Chairman of the Board has been appointed, in the absence or disability of the President, the Vice Presidents, if any, in order of their rank as fixed by the Board of Directors or, if not ranked, a Vice President designated by the Board shall perform all the duties of the President and when so acting shall have all the powers of, and be subject to all the restrictions upon, the President; provided that no such Vice President shall assume the authority to preside as Chairman of meetings of the Board unless such Vice President is a member of the Board. The Vice Presidents shall have such other powers and perform such other duties as from time to time may be respectively prescribed for them by the Board, these Bylaws, the President, or the Chairman of the Board (if one be appointed).

3.3.4   Secretary. The Secretary shall:

(a)   have responsibility for preparing minutes of meetings of the shareholders and the Board of Directors and for authenticating records of the corporation;

(b)   see that all notices are duly given in accordance with the provisions of Sections 1.3, 1.5, 2.8, and 2.10 of these Bylaws and as required by law;

        (c)   be custodian of the corporate records and seal of the corporation, if one be adopted;

        (d)   keep a register of the post office address of each shareholder and director;

        (e)   attest certificates for shares of the corporation;

        (f)   have general charge of the stock transfer books of the corporation;

        (g)   when required by law or authorized by resolution of the Board of Directors, sign with the President, or other officer authorized by the President or the Board, deeds, mortgages, bonds, contracts, and other instruments; and

        (h)   in general, perform all duties incident to the office of Secretary and such other duties as from time to time may be assigned by the President or the Board of Directors.

In the absence of the Secretary, an Assistant Secretary may perform the duties of the Secretary.

3.3.5   Treasurer. If required by the Board of Directors, the Treasurer shall give a bond for the faithful discharge of his or her duties in such sum and with such surety or sureties as the Board shall determine. The Treasurer shall:

        (a)   have charge and custody of and be responsible for all funds and securities of the corporation;

        (b)   receive and give receipts for moneys due and payable to the corporation from any source whatsoever and deposit all such moneys in the name of the corporation in banks, trust companies, or other depositories selected in accordance with the provisions of these Bylaws; and

        (c)   in general, perform all of the duties incident to the office of Treasurer and such other duties as from time to time may be assigned by the President or the Board of Directors.

In the absence of the Treasurer, an Assistant Treasurer may perform the duties of the Treasurer.

3.4   Delegation. In case of the absence or inability to act of any officer of the corporation and of each person herein authorized to act in his or her place, the Board of Directors may from time to time delegate the powers and duties of such officer to any other officer or other person whom it may select.

3.5   Resignation. Any officer may resign at any time by delivering notice to the corporation. Any such resignation shall take effect at the time the notice is delivered unless the notice specifies a later effective date. Unless otherwise specified therein, acceptance of such resignation by the corporation shall not be necessary to make it effective. Any resignation shall be without prejudice to the rights, if any, of the corporation under any contract to which the officer is a party.

3.6   Removal.   Any officer or agent may be removed by the Board with or without cause. An officer empowered to appoint another officer or assistant officer also has the power with or without cause to remove any officer he or she would have the power to appoint whenever in his or her judgment the best interests of the corporation would be served thereby. The removal of an officer or agent shall be without prejudice to the contract rights, if any, of the corporation or the person so removed. Appointment of an officer or agent shall not of itself create contract rights.

3.7   Vacancies.   A vacancy in any office because of death, resignation, removal, disqualification, creation of a new office, or any other cause may be filled by the Board of Directors for the unexpired portion of the term or for a new term established by the Board.

3.8   Other Officers and Agents.   One or more Vice Presidents and such other officers and assistant officers as may be deemed necessary or advisable may be appointed by the Board of Directors or, to the extent provided in Section 3.3.2 above, by the President. Such other officers and assistant officers shall hold office for such periods, have such authorities, and perform such duties as are provided in these Bylaws or as may be provided by resolution of the Board. Any officer may be assigned by the Board any additional title that the Board deems appropriate. The Board may delegate to any officer or agent the power to appoint any such assistant officers or agents and to prescribe their respective terms of office, authorities, and duties.

3.9   General Standards for Officers.   Officers with discretionary authority shall discharge their duties under that authority in accordance with the same standards of conduct applicable to directors as specified in Section 2.1 above (except for subsection (c) thereof).

ARTICLE IV

CONTRACTS, CHECKS AND DRAFTS

4.1   Contracts.   The Board of Directors may authorize any officer or officers or agent or agents to enter into any contract or execute and deliver any instrument in the name of and on behalf of the corporation. Such authority may be general or confined to specific instances.

Subject to the limitations set forth in RCW 23B.08.700 through 23B.08.730 and 23B.19.040, to the extent applicable:

(a)   The corporation may enter into contracts and otherwise transact business as vendor, purchaser, lender, borrower, or otherwise with its directors and shareholders and with corporations, associations, firms, and entities in which they are or may be or become interested as directors, officers, shareholders, members, or otherwise.

(b)   Any such contract or transaction shall not be affected or invalidated or give rise to liability by reason of the director's or shareholder's having an interest in the contract or transaction.

4.2   Checks, Drafts, Etc. All checks, drafts, and other orders for the payment of money, notes, and other evidences of indebtedness issued in the name of the corporation shall be signed by such officer or officers or agent or agents of the corporation and in such manner as may be determined from time to time by resolution of the Board of Directors.

4.3   Deposits. All funds of the corporation not otherwise employed shall be deposited from time to time to the credit of the corporation in such banks, trust companies, or other depositories as the Treasurer, subject to the direction of the Board of Directors, may select.

ARTICLE V

STOCK

5.1   Issuance of Shares. No shares of the corporation shall be issued unless authorized by the Board of Directors, which authorization shall include the maximum number of shares to be issued, the consideration to be received for each share, and, if the consideration is in a form other than cash, the determination of the value of the consideration.

5.2   Certificates of Stock.   The shares of the corporation may be certificated or uncertificated, as provided under Washington law, in such form, not inconsistent with the Articles of Incorporation, as the Board of Directors may from time to time prescribe. Certificates of stock shall be issued in numerical order, and each shareholder shall be entitled to a certificate signed by the President or a Vice President, attested to by the Secretary or an Assistant Secretary, and sealed with the corporate seal, if any. If any certificate is manually signed by a transfer agent or a transfer clerk and by a registrar, the signatures of the President, Vice President, Secretary or Assistant Secretary upon that certificate may be facsimiles that are engraved or printed. If any person who has signed or whose facsimile signature has been placed on a certificate no longer is an officer when the certificate is issued, the certificate may nevertheless be issued with the same effect as if the person were still an officer at the time of its issue. Every certificate of stock shall state:

(a)   The state of incorporation;

(b)   The name of the registered holder of the shares represented thereby;

(c)   The number and class of shares, and the designation of the series, if any, which such certificate represents;

(d)   If the corporation is authorized to issue different classes of shares or different series within a class, either a summary of (on the face or back of the certificate), or a statement that the corporation will furnish to any shareholder upon written request and without charge a summary of, the designations, relative rights, preferences, and limitations applicable to each class and the variations in rights, preferences and limitations determined for each series, and the authority of the Board of Directors to determine variations for future series; and

(e)   If the shares are subject to transfer or other restrictions under applicable securities laws or contracts with the corporation, either a complete description of or a reference to the existence and general nature of such restrictions on the face or back of the certificate.

      5.3   Stock Records. The corporation or its agent shall maintain at the registered office or principal office of the corporation, or at the office of the transfer agent or registrar of the corporation, if one be designated by the Board of Directors, a record of its shareholders, in a form that permits preparation of a list of the names and addresses of all shareholders in alphabetical order by class of shares showing the number and class of shares held by each. The person in whose name shares stand on the books of the corporation shall be deemed by the corporation to be the owner thereof for all purposes.

      5.4   Restrictions on Transfer. The Board of Directors shall have the authority to issue shares of the capital stock of this corporation and the certificates therefor subject to such transfer restrictions and other limitations as it may deem necessary to promote compliance with applicable federal and state securities laws, and to regulate the transfer thereof in such manner as may be calculated to promote such compliance or to further any other reasonable purpose. Except to the extent that the corporation has obtained an opinion of counsel acceptable to the corporation that transfer restrictions are not required under applicable securities laws, all certificates representing shares of the corporation shall bear the following legend (or a legend of substantially the same import) on the face of the certificate or on the reverse of the certificate if a reference to the legend is contained on the face:

      NOTICE: RESTRICTIONS ON TRANSFER

      The securities represented by this certificate have not been registered under the Securities Act of 1933, as amended, or any state securities laws, and may not be offered, sold, transferred, encumbered, or otherwise disposed of except upon satisfaction of certain conditions. Information concerning these restrictions may be obtained from the corporation or its legal counsel. Any offer or disposition of these securities without satisfaction of said conditions will be wrongful and will not entitle the transferee to register ownership of the securities with the corporation.

      5.5   Transfers. Shares of stock may be transferred by delivery of the certificates therefor, accompanied by:

      (a)   an assignment in writing on the back of the certificate, or an assignment separate from certificate, or a written power of attorney to sell, assign, and transfer the same, signed by the record holder of the certificate; and

      (b)   such additional documents, instruments, and other items of evidence as may be reasonably necessary to satisfy the requirements of any transfer restrictions applicable to such shares, whether arising under applicable securities or other laws, or by contract, or otherwise.

      Except as otherwise specifically provided in these Bylaws, no shares of stock shall be transferred on the books of the corporation until the outstanding certificate therefor has been surrendered to the corporation. All certificates surrendered to the corporation for transfer shall be canceled, and no new certificate shall be issued until the former certificate for a like number of shares shall have been surrendered and canceled, except that, in case of a lost, destroyed, or mutilated certificate, a new one may be issued therefor upon such terms (including indemnity to the corporation) as the Board of Directors may prescribe.

ARTICLE VI

RECORDS OF CORPORATE MEETINGS

The corporation shall keep, as permanent records, minutes of all meetings of its shareholders and Board of Directors, a record of all actions taken by the shareholders or Board of Directors without a meeting, and a record of all actions taken by a committee of the Board of Directors exercising the authority of the Board of Directors on behalf of the corporation. The corporation shall keep at its principal office a copy of the minutes of all shareholders' meetings that have occurred, and records of all action taken by shareholders without a meeting, within the past three (3) years. Any person dealing with the corporation may rely upon a copy of any of the records of the proceedings, resolutions, or votes of the Board or shareholders when certified by the President or Secretary.

ARTICLE VII

FINANCIAL MATTERS

The corporation shall maintain appropriate accounting records at its principal office and shall prepare the annual financial statements required by RCW 23B.16.200. Except to the extent otherwise expressly determined by the Board of Directors or otherwise required by law, the accounting records of the corporation shall be kept and prepared in accordance with generally accepted accounting principles applied on a consistent basis from period to period. The fiscal year of the corporation shall be the calendar year unless otherwise expressly determined by the Board of Directors.

ARTICLE VIII

DISTRIBUTIONS

The Board of Directors may from time to time authorize, and the corporation may make, distributions (as defined in RCW 23B.01.400) to its shareholders to the extent permitted by RCW 23B.06.400, subject to any limitation in the Articles of Incorporation. A director who votes for or assents to a distribution made in violation of RCW 23B.06.400 is personally liable to the corporation for the amount of the distribution that exceeds that which could have been distributed without violating RCW 23B.06.400 if it is established that the director did not perform the director's duties in compliance with Section 2.1 above.

ARTICLE IX

CORPORATE SEAL

The Board of Directors may, but shall not be required to, adopt a corporate seal for the corporation in such form and with such inscription as the Board may determine. If such a corporate seal shall at any time be so adopted, the application of or the failure to apply such seal to any document or instrument shall have no effect upon the validity or invalidity of such document or instrument under otherwise applicable principles of law.

ARTICLE X

MISCELLANY

10.1 <u>Communications by Facsimile</u>. Whenever these Bylaws require notice, consent, or other communication to be delivered for any purpose, transmission by phone, wire, wireless equipment or electronic mail which transmits a facsimile of such communication shall constitute sufficient delivery for such purpose. Such communication shall be deemed to have been received by or in the possession of the addressee upon completion of the transmission.

10.2 <u>Inspector of Elections</u> . Before any annual meeting of shareholders, the Board of Directors may appoint an inspector of elections to act at the meeting and any adjournment thereof. If no inspector of elections is so appointed by the Board, then the chairman of the meeting may appoint an inspector of elections to act at the meeting. If any person appointed as inspector fails to appear or fails or refuses to act, then the chairman of the meeting may, and upon the request of any shareholder or a shareholder's proxy shall, appoint a person to fill that vacancy.

Such inspector of elections shall:

(a) determine the number of shares outstanding and the voting power of each, the number of shares represented at the meeting, the existence of a quorum, and, with the advice of legal counsel to the corporation, the authenticity, validity, and effect of proxies pursuant to RCW 23B.07.220 and 23B.07.240 and any procedure adopted by the Board of Directors pursuant to RCW 23B.07.230;

(b) receive votes, ballots, or consents;

(c) hear and determine all challenges and questions in any way arising in connection with the right to vote;

(d) count and tabulate all votes or consents;

(e) determine the result; and

(f) do any other acts that may be proper to conduct the election or vote with fairness to all shareholders.

10.3 <u>Rules of Order</u>. The rules contained in the most recent edition of Robert's Rules of Order, Revised, shall govern all meetings of shareholders and directors where those rules are not inconsistent with the Articles of Incorporation or Bylaws, subject to the following:

(a) The chairman of the meeting shall have absolute authority over matters of procedure, and there shall be no appeal from the ruling of the chairman. If the chairman in his or her absolute discretion deems it advisable to dispense with the rules of parliamentary procedure for any meeting or any part thereof, the chairman shall so state and shall clearly state the rules under which the meeting or appropriate part thereof shall be conducted.

(b)   If disorder should arise which prevents continuation of the legitimate business of the meeting, the chairman may quit the chair and announce the adjournment of the meeting; upon so doing, the meeting shall be deemed immediately adjourned, subject to being reconvened in accordance with Section 1.5 of these Bylaws, as the case may be.

(c)   The chairman may ask or require that anyone not a bona fide shareholder or proxy leave the meeting of shareholders.

(d)   A resolution or motion at a meeting of shareholders shall be considered for vote only if proposed by a shareholder or duly authorized proxy and seconded by an individual who is a shareholder or duly authorized proxy other than the individual who proposed the resolution or motion.

10.4   Construction. Within these Bylaws, words of any gender shall be construed to include any other gender, and words in the singular or plural number shall be construed to include the plural or singular, respectively, unless the context otherwise requires.

10.5   Severability. If any provision of these Bylaws or any application thereof shall be invalid, unenforceable, or contrary to applicable law, the remainder of these Bylaws, and the application of such provisions to individuals or circumstances other than those as to which it is held invalid, unenforceable, or contrary to applicable law, shall not be affected thereby.

ARTICLE XI

AMENDMENT OF BYLAWS

Subject to the requirements of RCW 23B.10.210 relating to supermajority quorum provisions for the Board of Directors, the Bylaws of the corporation may be amended or repealed, or new Bylaws may be adopted, by: (a) the shareholders, even though the Bylaws may also be amended or repealed, or new Bylaws may also be adopted, by the Board of Directors; or (b) subject to the power of the shareholders of the corporation to change or repeal the Bylaws, the Board of Directors, unless such power is reserved, by the Articles of Incorporation or by law, exclusively to the shareholders in whole or in part or unless the shareholders, in amending or repealing a particular bylaw, provide expressly that the Board of Directors may not amend or repeal that bylaw. Any officer of the corporation may authenticate a restatement of the Bylaws and all amendments thereto adopted in the manner provided above.

ARTICLE XII

<u>AUTHENTICATION</u>

The foregoing Bylaws were read, approved, and duly adopted by the Board of Directors of Geoship S.P.C. on the __27th__ day of __July__, 20 __17__, and the Secretary of the corporation was empowered to authenticate such Bylaws by his or her signature below.

DocuSigned by:

Morgan Bierschenk

5FE2A67AC767490...

Morgan Bierschenk, Secretary

Exhibit H

Video Transcript

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